[redacted]

14006162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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Received SEC

MAR 26 2014

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SkyWest, Inc.
Exact name of registrant as specified in charter

0000993733
Registrant CIK Number

Annual Report to Shareholders (December 31, 2013)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-14719
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **Salt Lake City**, State of **Utah** **March 25**, 20 **14**.

SkyWest, Inc.
(Registrant)

By: ______________________________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 20 ____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2013 ANNUAL REPORT

Notice of 2014 Annual Meeting and Proxy Statement


SKYW
SKYWEST, INC.

SkyWest AIRLINES®

SKYWEST, INC.

EXPRESSJET

CURRENT COMBINED ROUTE SYSTEM


Edmonton
Saskatoon
Calgary
Fort McMurray
Kelowna
Regina
Winnipeg
Vancouver
Victoria
Kalispell
Williston
Minot
International Falls
Thunder Bay
Bemidji
Hibbing
Spokane
Great Falls
Seattle/Tacoma
Houghton/Hancock
Missoula
Bismarck
Fargo
Pasco/Richland/Kennewick
Lewiston
Helena
Dickinson
Brainerd
Duluth
Butte
Bozeman
Billings
Rhinelander
Iron Mountain
St. John's
Quebec
Portland
Moncton
Minneapolis/St. Paul
Aberdeen
Ottawa
Montreal
Eugene
Redmond/Bend
Cody
Eau Claire
Wausau
Green Bay
Alpena
Gillette
Rapid City
Traverse City
Burlington
North Bend
Boise
Sun Valley
Idaho Falls
Sioux Falls
La Crosse
Appleton
Toronto
Portland
Halifax
Jackson Hole
Rochester
Muskegon
Saginaw
Medford
Klamath Falls
Twin Falls
Pocatello
Casper
Madison
Grand Rapids
London
Rochester
Syracuse
Crescent City
Milwaukee
Lansing
Detroit
Buffalo
Albany
Manchester
Des Moines
Cedar Rapids
Elmira
Windsor Locks
Boston
Providence
Eureka/Arcata
Redding
Elko
Salt Lake City
Rock Springs
Laramie
Moline
Chicago
South Bend
Cleveland
Wilkes-Barre/Scranton
Omaha
White Plains
Hayden/Steamboat Springs
Lincoln
Peoria
State College
New York (JFK, LGA)
Chico
Reno
Fort Wayne
Akron/Canton
Harrisburg
Newark
Denver
Indianapolis
Columbus
Philadelphia
Sacramento
Grand Junction
Aspen
Colorado Springs
Topeka
Kansas City
Springfield
Dayton
Pittsburgh
Baltimore
St. Louis
Cincinnati
Washington, D.C. (DCA, IAD)
Oakland
Gunnison
San Francisco
Mammoth Lakes
Montrose
St. Louis
Louisville
Charleston
Modesto
San Jose
Cedar City
Wichita
St. George
Durango
Springfield
Lexington
Richmond
Fresno
Monterey
Newport News/Williamsburg
Paducah
Roanoke
Las Vegas
Nashville
Norfolk
Tulsa
Northwest Arkansas
Knoxville
Greensboro
Bakersfield
San Luis Obispo
Flagstaff
Santa Fe
Raleigh/Durham
Amarillo
Santa Maria
Oklahoma City
Memphis
Asheville
Albuquerque
Santa Barbara
Burbank
Lubbock
Charlotte
Ontario
Little Rock
Huntsville
Greenville-Spartanburg
Los Angeles
Palm Springs
Phoenix
Columbia
Long Beach
Orange County
Dallas (DAL, DFW)
Atlanta
Carlsbad
Tyler
Birmingham
Yuma
Hobbs
Charleston
San Diego
Tucson
Monroe
Shreveport
Jackson
Midland
El Paso
Savannah
Alexandria
Fort Hood
Mobile
Easterwood
Gulfport
Valparaiso
Baton Rouge
Jacksonville
Pensacola
Austin
Lake Charles
New Orleans
Houston
Lafayette
Hermosillo
San Antonio
Corpus Christi
Chihuahua
Orlando
West Palm Beach
Laredo
Harlingen
McAllen
Brownsville
Durango
Fort Myers
Monterrey
Torreon
Saltillo
Miami
Leon
SkyWest AIRLINES
EXPRESSJET
Nassau
Guadalajara
Los Cabos
Tampico
San Luis Potosi
Villahermosa
Aguascalientes
Leon/Guanajuato
Puerto Vallarta
Queretaro
Veracruz
Morelia
Mexico City
Manzanillo
Puebla
Ixtapa
Cuidad Del Carmen
Oaxaca
Villahermosa
Acapulco
Huatulco

EFFECTIVE FEBRUARY 2014

To our Shareholders:

Thank you for your investment and interest in SkyWest. We are pleased to report net income of $59 million, or $1.12 per diluted share, for the year ended December 31, 2013. This net income represents an increase of approximately 15% compared to the same period last year. In reviewing 2013, we believe we clearly made progress in many areas, but in some we did not. We will discuss both our 2013 accomplishments and challenges as well as our strategic objectives and plans to make progress in the future.

Accomplishments in 2013

On May 21, 2013, we announced the completion of an agreement with Embraer S.A. ("Embraer") for the purchase of up to 100 new E175 dual-class regional jet aircraft. This transaction was the culmination of a very long, but productive process which positioned SkyWest strategically to respond to upcoming US major carrier requests for proposals ("RFP's") that were anticipated to be issued in the market. From our perspective, the transaction locked in very competitive pricing and terms and conditions to be used in our responses to the US major carrier RFP's, as previously noted. Additionally, no significant financial obligations are created under this agreement until SkyWest successfully enters into an agreement with a major airline partner, at which time the aircraft are considered "firm orders". This agreement also provided for 100 options for additional E175 aircraft.

Additionally on May 21, 2013, we announced that SkyWest was successful in the RFP process and was awarded a 12-year capacity purchase agreement with United Airlines, Inc. ("United Airlines") to operate 40 new E175, dual-class 76-seat, regional jet aircraft as United Express. The E175 aircraft represents a new type for the SkyWest Airlines, Inc. ("SkyWest Airlines") operating certificate and as such we have invested time and financial resources toward regulatory approvals, spare aircraft parts and flight crew training during the year just ended. We will receive the first of these new aircraft during the first quarter of 2014, with 21 aircraft expected to be delivered by year-end 2014. The remaining 19 aircraft are currently expected to be delivered by July 2015. These 40 new E175 aircraft will be operated by SkyWest Airlines, one of the operating airlines in our portfolio. We look forward to integrating these aircraft into our operations and believe they will make a positive contribution to our future financial results.

On June 17, 2013, we jointly announced an agreement with Embraer to be the launch customer for the E2 regional jet aircraft. The E2 is a new generation E175 aircraft with enhanced aircraft and engine technologies, offering superior economics compared to other aircraft in its class. The current projected availability for the E2 is 2020.

In our report to shareholders for 2012, we outlined an agreement that was reached with American Airlines, Inc., to operate 23 CRJ200 regional jet aircraft as American Eagle. SkyWest Airlines began flying 12 of these aircraft at Los Angeles, CA in November 2012. The remaining 11 aircraft began flying at Dallas, TX in February 2013, and are operated by ExpressJet Airlines, Inc. ("ExpressJet Airlines"), another of our operating airlines.

Also in our 2012 report to shareholders, we outlined an agreement with Delta Air Lines ("Delta") that provided for SkyWest to take delivery of 34 dual-class regional jet aircraft in exchange for removing 66 CRJ200 regional jet aircraft from our contract with Delta prior to their natural expirations. We took delivery of all 34 dual-class aircraft by May 2013; and as of December 31, 2013, we had removed 33 of the 66 CRJ200 aircraft. Of the 33 aircraft removed from the Delta contract, 23 aircraft are operating as American Eagle, as previously noted. The remaining aircraft to be removed are primarily Delta financed aircraft with no remaining financial obligations owed by SkyWest after their removal from the contract. We anticipate that 29 of these aircraft will be removed in 2014 and the remaining four in early 2015.

The strategic benefits of these transactions are: 1) the expansion of agreements with an additional US major partner, 2) geographic expansion in other hubs and important changes in the mix of aircraft in our portfolio, 3) eliminating additional 50-seat aircraft and adding additional dual-class aircraft that enables US major carriers to offer more capacity in dual-class service and 4) provide for better passenger comforts. We are also well positioned strategically with our aircraft orders previously announced. These include the Mitsubishi aircraft order, our remaining E175 aircraft order as well as the order for future E2 aircraft.

Challenges in 2013

Our operating platform ExpressJet Airlines remains a significant challenge. Although we have made progress in the early stages of the integration by achieving single operating carrier status one year after the acquisition, as well as successfully realizing the first part of integration savings, we have not realized the full integration value. We have not completed the labor agreements with any of the unionized work groups, which we believe would result in additional integration value. More specifically during 2013, we worked with the pilot union to negotiate a labor agreement that would provide for cost reductions as well as setting future pay rates for a period of time. The agreement was presented for a vote in late 2013 and concluded in mid January 2014, with the pilots voting against the agreement. Although our labor relationships are productive, we need to make progress in obtaining agreements that are competitive and cost effective. Additionally, we have aggressive cost reduction initiatives in place and we are making progress; however, certain operating costs are escalating at rates higher than the escalation rates allowable in our agreements with our major partners. As a result, we have concluded that a restructuring of our rates on certain agreements with our major partners, as well as reducing maintenance and labor costs, are required in order for ExpressJet Airlines to be successful long-term. We have begun discussions with our major partners with the objective of restructuring the applicable agreements that would help provide resolution of our existing challenges. We will continue to work on internal initiatives that will establish a predictable and sustainable cost structure for the future.

From August 2013 to January 2014, the Federal Aviation Administration ("FAA") implemented new regulations increasing the initial qualifications required for pilots to operate aircraft as well as introduced new flight and duty rest rules. As a result of these new regulations, additional crew members are needed to fly the existing level of flights. In other words, the new regulations create additional costs for the same operation. Initial estimates in the industry were that these new regulations would create additional crew labor costs of between 5-10%. We spent an estimated $3.0 million during the fourth quarter of 2013 in hiring additional crew members to meet the new regulations. Further experience and clarifications of the rules are required in order to assess the long-term impact of the rule changes.

We continue to face the challenge of maintenance costs that exceed the contractual annual escalations provided for under our agreements with our major partners. This is an industry-related problem not specific to SkyWest's operating airlines. Simply said, as the regional jet aircraft were introduced, the industry was unable to predict future maintenance costs with accuracy. Our experience with the aircraft has indicated that actual maintenance costs are simply higher than originally forecast. To the extent that we can, we will continue to make changes to our maintenance programs, with FAA approval, in order to extend the life of parts as well as various inspections required. We are also working with our vendors to seek reductions of existing costs and establish improved long-term maintenance agreements.

Financial Results and Liquidity

For financial reporting purposes, we include in operating revenues the expense of fuel that we purchase directly for our operations, which is then reimbursed by our major partners under our agreements. During 2012 and throughout 2013, our major partners began purchasing fuel directly for our operations, which reduced the amount of fuel that we purchased directly and subsequently included in operating revenues. During 2013, we experienced a reduction of approximately $238 million in total operating revenues as a result of these changes. As of December 31, 2013, we purchased fuel in a small number of locations for our contract flying as well as for our prorate flying. We do not anticipate similar reductions in our total operating revenues for 2014 and beyond as we believe our major partners will continue to purchase the majority of the fuel for our contract operations at this time. After excluding the primary costs considered "pass-through" costs under our agreements, our total operating revenues increased approximately $95 million, or 3.7% over 2012. The increase was generally consistent with the increase in our block-hour production of 3.6% for the same period where total block-hours produced for 2013 were 2,380,118.

Additionally, after excluding primary costs considered "pass-through" costs under our agreements, our total operating expenses and interest expense for 2013 increased approximately $99 million, or 4.0%, over 2012. This percentage increase was generally consistent with the increase in our block-hour production previously noted as 3.6%, as well as maintenance cost increases related to our aging fleet.

We produced net income of $59 million for the year ended December 31, 2013, compared to net income of $51 million for 2012, an increase of approximately 15%.

As of December 31, 2013, we had approximately $670 million in cash and marketable securities, which was a decrease of approximately $39 million compared to the amount at December 31, 2012. The decrease was due primarily to our investing $40 million in deposits under our firm order for 40 E175 regional jet aircraft. Our long-term debt decreased by approximately $177 million as a result of normal recurring debt payments. As a result of the strength of our balance sheet, we believe we are well-positioned to finance our future growth and fleet replacement plans.

Aircraft Fleet

At December 31, 2013, our fleet consisted of 757 total aircraft. This compared to 744 total aircraft as of December 31, 2012. The net increase of 13 aircraft resulted primarily from net additions of large dual-class aircraft that are operated under our agreement with Delta. Of our total fleet of 757 aircraft as of December 31, 2013, we operated 712 regional jets, with 511 aircraft in the 50-seat category and 201 aircraft in the 66 to 76-seat category. We anticipate reductions over the next several years of our 50-seat regional jet capacity in favor of larger 76-seat regional jet capacity, a shift intended to align us more closely with the "scope clause" requirements of the collective bargaining agreements of our major partners.

Thoughts on our Future

We are committed to providing successful resolutions for the continued challenges we are facing in our business model and industry. Specifically, we will remain focused during 2014 on addressing our challenges at ExpressJet Airlines as outlined and will continue to work with our major partners to provide successful outcomes for both parties. We also believe the industry will continue to adapt over time by reducing 50-seat capacity in favor of more dual-class, larger-gauge aircraft in order to meet the needs of our major partners. Our objectives remain clear in that we need to continue to adapt our business model to allow for long-term sustainability and profitability, thereby providing acceptable returns to our shareholders.

We would like to take this opportunity to thank our nearly 20,000 employees and applaud them for their efforts in providing quality service to our passengers and our partners. These aviation professionals continue to make significant contributions to our success.

Sincerely,

Jerry C. Atkin
Chairman and Chief Executive Officer

Bradford R. Rich
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-14719

SKYWEST, INC.

Incorporated under the Laws of Utah | **87-0292166** (IRS Employer ID No.)

444 South River Road
St. George, Utah 84790
(435) 634-3000

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, No Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates (based upon the closing sale price of the registrant's common stock on The Nasdaq National Market) on June 28, 2013 was approximately $682,092,110.

As of February 3, 2014, there were 51,375,679 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement to be used in connection with the Registrant's 2013 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report as specified.

SKYWEST, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Unless otherwise indicated in this Report, "SkyWest," "we," "us," "our" and similar terms refer to SkyWest, Inc. and "SkyWest Airlines" refers to our wholly-owned subsidiary, SkyWest Airlines, Inc.

Effective December 31, 2011, our subsidiary, ExpressJet Airlines, Inc. was merged into our subsidiary, Atlantic Southeast Airlines, Inc., with the surviving corporation named ExpressJet Airlines, Inc. (the "ExpressJet Combination"). In this Report, "Atlantic Southeast" refers to Atlantic Southeast Airlines, Inc. for periods prior to the ExpressJet Combination, "ExpressJet Delaware" refers to ExpressJet Airlines, Inc., a Delaware corporation, for periods prior to the ExpressJet Combination, and "ExpressJet" refers to ExpressJet Airlines, Inc., the Utah corporation resulting from the ExpressJet Combination, for periods subsequent to the ExpressJet Combination.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the statements contained in this Report should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, anticipated operations, the revenue environment, our contractual relationships, and our anticipated financial performance. These statements include, but are not limited to, statements about our future growth and development plans, including our future financial and operating results, our plans for SkyWest Airlines and ExpressJet, our objectives, expectations and intentions and other statements that are not historical facts. Readers should keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect. If one or more risks identified in this Report materializes, or any other underlying assumption proves incorrect, our actual results will vary, and may vary materially, from those anticipated, estimated, projected, or intended. These risks and uncertainties include, but are not limited to, those described below in Item 1A. Risk Factors.

There may be other factors that may affect matters discussed in forward-looking statements set forth in this Report, which factors may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by applicable law.

ITEM 1. BUSINESS

General

Through SkyWest Airlines and ExpressJet, we offer scheduled passenger service with approximately 4,000 daily departures to destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as Delta Connection, United Express, US Airways Express, American Eagle or Alaska under code-share arrangements with Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), US Airways Group, Inc. ("US Airways"), American Airlines, Inc. ("American") or Alaska Airlines ("Alaska"), respectively. SkyWest Airlines and ExpressJet generally provide regional flying to our partners under long-term, fixed-fee code-share agreements. Among other features of our fixed-fee agreements, our partners generally reimburse us for specified direct operating expenses (including fuel expense, which is passed through to our partners), and pay us a fee for operating the aircraft.

On December 31, 2011, Atlantic Southeast and ExpressJet Delaware completed the ExpressJet Combination. Since November 17, 2011, the operations formerly conducted by Atlantic Southeast and

ExpressJet Delaware have been conducted under a single operating certificate issued by the U.S. Federal Aviation Administration (the "FAA"). We currently anticipate that we will complete the integration of the labor groups of Atlantic Southeast and ExpressJet Delaware into ExpressJet during 2014 and 2015.

SkyWest Airlines and ExpressJet have developed industry-leading reputations for providing quality regional airline service during their long operating histories. SkyWest Airlines has been flying since 1972 and ExpressJet (and its predecessors) since 1979. As of December 31, 2013, our consolidated fleet consisted of a total of 757 aircraft, of which 449 were assigned to United, 254 were assigned to Delta, 23 were assigned to American, 15 were assigned to US Airways, seven were assigned to Alaska, two were subleased to unaffiliated entities and seven were unassigned. We currently operate two types of regional jet aircraft: the Bombardier Aerospace ("Bombardier") regional jet, which comes in three different configurations: (the 50-seat Bombardier CRJ200 Regional Jet (the "CRJ200"), the 70-seat Bombardier CRJ700 Regional Jet (the "CRJ700") and the 70-90-seat Bombardier CRJ900 Regional Jet (the "CRJ900")), and the Embraer S.A. ("Embraer") regional jet, which we operate in two different configurations the 50-seat Embraer ERJ-145 regional jet (the "ERJ145") and the 37-seat Embraer ERJ-135 regional jet (the "ERJ135"). We also operate the 30-seat Embraer Brasilia EMB-120 turboprop (the "Brasilia turboprop").

We were incorporated in Utah in 1972. Our principal executive offices are located at 444 South River Road, St. George, Utah 84790, and our primary telephone number is (435) 634-3000. We maintain an Internet web site at *www.skywest.com*. Our website provides a link to the web site of the SEC, through which our annual, quarterly and current reports, as well as amendments to those reports, are available. In addition, we provide electronic or paper copies of our SEC filings free of charge upon request.

Our Operating Platforms

SkyWest Airlines

SkyWest Airlines provides regional jet and turboprop service to airports primarily located in the midwestern and western United States. SkyWest Airlines offered approximately 1,700 daily scheduled departures as of December 31, 2013, of which approximately 1,000 were United Express flights, 500 were Delta Connection flights, 90 were US Airways Express flights, 80 were American Eagle flights and 30 were Alaska-coded flights. SkyWest Airlines' operations are conducted principally from airports located in Chicago (O'Hare), Denver, Los Angeles, Houston, Minneapolis, Portland, Seattle, Phoenix, San Francisco and Salt Lake City. As of December 31, 2013, SkyWest Airlines operated a fleet of 334 aircraft consisting of the following:

	CRJ200	CRJ700	CRJ900	EMB120	Total
United	78	70	—	36	184
Delta	49	19	32	9	109
American	12	—	—	—	12
US Airways	11	—	4	—	15
Alaska	—	7	—	—	7
Unassigned	7	—	—	—	7
Total	157	96	36	45	334

SkyWest Airlines conducts its United code-share operations under a United Express Agreement, pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis, plus a margin based on performance incentives (the "SkyWest Airlines United Express Agreement"). SkyWest conducts its Delta Connection operations pursuant to the terms of an Amended and Restated Delta Connection Agreement, pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis, plus a payment based on block hours flown (the "SkyWest Airlines Delta Connection Agreement"). SkyWest Airlines conducts its US Airways and Alaska operations pursuant to the terms of code-share agreements with Alaska and US Airways, respectively, pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis, plus a fixed margin per aircraft each month, and an incentive or penalty based on performance incentives. SkyWest Airlines is also a party to a code-share agreement with American (the "SkyWest Airlines American Agreement"), pursuant to which SkyWest Airlines operates as American Eagle on designated routes, and is paid primarily on a fee-per-completed block hour and departure basis, plus a fixed margin per aircraft each month and an incentive or penalty based on performance incentives.

ExpressJet

ExpressJet provides regional jet service principally in the United States, primarily from airports located in Atlanta, Cleveland, Chicago (O'Hare), Denver, Houston, Detroit, Memphis, Newark, Minneapolis and Washington Dulles. ExpressJet offered more than 2,200 daily scheduled departures as of December 31, 2013, of which approximately 700 were Delta Connection flights, 1,400 were United Express flights and 100 were American Eagle flights. As of December 31, 2013, ExpressJet operated a fleet of 421 aircraft consisting of the following:

	CRJ200	ERJ145	ERJ135	CRJ700	CRJ900	Total
United	14	242	9	—	—	265
Delta	76	—	—	41	28	145
American	11	—	—	—	—	11
Total	101	242	9	41	28	421

ExpressJet conducts Delta Connection operations pursuant to the terms of a Second Amended and Restated Delta Connection Agreement initially executed between Delta and Atlantic Southeast and to which ExpressJet is now a party (the "ExpressJet Delta Connection Agreement"). Under the ExpressJet Delta Connection Agreement, ExpressJet is paid primarily on a fee-per-completed block hour and departure basis, plus, if ExpressJet completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ExpressJet Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. ExpressJet's United code-share operations are conducted under a Capacity Purchase Agreement initially executed by ExpressJet and Continental Airlines, Inc. ("Continental") and to which United became a party through its merger with Continental (the "United CPA") and two United Express Agreements between ExpressJet and United (collectively, the "ExpressJet United Express Agreements"). Under the ExpressJet United Express Agreements and the United CPA ExpressJet is paid by United, primarily on a fee-per-completed block hour and departure basis, plus a margin based on performance incentives. ExpressJet is also a party to a code-share agreement with American (the "ExpressJet American Agreement"), pursuant to which ExpressJet currently operates as American Eagle on designated routes, and is paid primarily on a fee-per-completed block hour and departure basis, plus a fixed margin per aircraft each month and an incentive or penalty based on performance incentives.

Competition and Economic Conditions

The airline industry is highly competitive. SkyWest Airlines and ExpressJet compete principally with other code-sharing regional airlines, but also compete with regional airlines operating without code-share agreements, as well as low-cost carriers and major airlines. The combined operations of SkyWest Airlines and ExpressJet extend throughout most major geographic markets in the United States. Our competition includes, therefore, nearly every other domestic regional airline, and to a certain extent, most major and low-cost domestic carriers. The primary competitors of SkyWest Airlines and ExpressJet among regional airlines with code-share arrangements include Air Wisconsin Airlines Corporation ("Air Wisconsin"), American Eagle Airlines, Inc. ("American Eagle") (owned by American), Compass Airlines ("Compass"), Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.) , Mesa Air Group, Inc. ("Mesa"), Endevor, Inc. ("Endevor") (owned by Delta), Republic Airways Holdings Inc. ("Republic"), Trans State Airlines, Inc. ("Trans State") and PSA Airlines, Inc. ("PSA") (owned by US Airways). Major airlines award contract flying to these regional airlines based primarily upon the following criteria: low cost, financial resources, overall customer service levels relating to on-time arrival and departure statistics, low rates of flight cancellation, baggage handling performance and the overall image of the regional airline.

The principal competitive factors for code-share partner regional airlines are code-share agreement terms, customer service, aircraft types, fare pricing, flight schedules and markets and routes served. The principal competitive factors we experience with respect to our pro-rate flying include fare pricing, customer service, routes served, flight schedules, aircraft types and relationships with major partners.

The combined operations of SkyWest Airlines and ExpressJet represent the largest regional airline operation in the United States. However, many of the major and low-cost carriers are larger, and have greater financial and other resources than SkyWest Airlines and ExpressJet, individually or collectively. Additionally, regional carriers owned by major airlines, such as American Eagle, PSA and Endevor, may have access to greater resources, through their parent companies, than SkyWest Airlines and ExpressJet, and may have enhanced competitive advantages since they are subsidiaries of major airlines. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

Generally, the airline industry is highly sensitive to changes in general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. Many airlines have historically reported lower earnings or substantial losses during periods of economic recession, heavy fare discounting, high fuel costs and other disadvantageous environments. Economic downturns, combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns may be somewhat mitigated by the predominantly contract-based flying arrangements of SkyWest Airlines and ExpressJet. In addition, if Delta or United, or any of our other code-share partners, experience a prolonged decline in passenger load or are negatively affected by low ticket prices or high fuel prices, they will likely seek to renegotiate their code-share agreements with SkyWest Airlines and ExpressJet, as applicable, or cancel flights in order to reduce their costs. In addition, adverse weather conditions can negatively impact our operations and financial condition

Industry Overview

Majors, Low-Cost Carriers and Regional Airlines

The airline industry in the United States has traditionally been dominated by several major airlines, including American, Delta, US Airways and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub and spoke network.

Low-cost carriers, such as Southwest Airlines Co. ("Southwest") and JetBlue Airways Corporation ("JetBlue"), generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low-cost carriers typically fly direct flights with limited service to smaller cities, concentrating on higher demand flights to and from major population bases.

Regional airlines, such as SkyWest Airlines, ExpressJet, Mesa, Air Wisconsin, Endevor, Compass, Trans State and Republic, typically operate smaller aircraft on lower-volume routes than major and low-cost carriers. Several regional airlines, including American Eagle, PSA, and Horizon, are wholly-owned subsidiaries of major airlines.

In contrast to low-cost carriers, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either a fixed flight fee, termed "contract" or "fixed-fee" flights, or receives a percentage of applicable ticket revenues, termed "pro-rate" or "revenue-sharing" flights.

Relationship of Regional and Major Airlines

Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-share partner and to market and advertise its status as a carrier for the code-share partner. For example, SkyWest Airlines flies out of Chicago (O'Hare), Washington Dulles, Denver, Houston, Los Angeles and San Francisco as United Express, out of Salt Lake City, Detroit and Minneapolis as Delta Connection, out of Seattle and Portland as an Alaska carrier, out of Phoenix as a US Airways carrier and out of Los Angeles as American Eagle. ExpressJet operates primarily as Delta Connection out of Atlanta and Detroit; and as United Express out of Chicago (O'Hare), Houston, Cleveland, Newark, Denver and Washington Dulles. Code-share agreements also generally obligate the major airline to provide services such as reservations, ticketing, ground support and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 30 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets. The financial arrangements between the regional airlines and their code-share partners usually involve contractual or fixed-fee payments based on the flights or a revenue-sharing arrangement based on the flight ticket revenues, as explained below:

- *Fixed-Fee Arrangements.* Under a fixed-fee arrangement (commonly referred to as capacity purchase agreements, or contract flying), the major airline generally pays the regional airline a fixed-fee for each departure, with additional incentives based on completion of flights, on-time performance and baggage handling performance. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other such costs that are passed through to the major airline partner. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline financial performance, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the costs associated with the regional airline flight, the margin between the fixed-fees for a flight and the expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.

- *Revenue-Sharing Arrangements.* Under a revenue-sharing arrangement (commonly referred to as pro-rate arrangements), the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

Code-Share Agreements

SkyWest Airlines has code-share agreements with United, Delta, American, US Airways and Alaska. ExpressJet has code-share agreements with United, Delta and American.

These code-share agreements authorize Delta, United, American, Alaska and US Airways to identify our flights and fares under their two-letter flight designator codes ("DL," "UA" "AA", "AS" or "US," respectively) in the central reservation systems, and generally require us to paint our aircraft with their colors and logos and to market our status as Delta Connection, United Express, American Eagle, US Airways Express or Alaska, as applicable. Under each of our code-share agreements, our passengers participate in the major partner's frequent flyer program, and the major partner provides additional services such as reservations, ticket issuance, ground support services and gate access. We also coordinate our marketing, advertising and other promotional efforts with our major partners. During the year ended December 31, 2013, approximately 90% of our passenger revenues related to contract flights, where Delta, United, Alaska, American and US Airways controlled scheduling, ticketing, pricing and seat inventories. The remainder of our passenger revenues during the year ended December 31, 2013 related to pro-rate flights for Delta or United, where we controlled scheduling, ticketing, pricing and seat inventories, and shared revenues with Delta or United according to pro-rate formulas. The following summaries of our code-share agreements do not purport to be complete and are qualified in their entirety by reference to the applicable agreement.

SkyWest Airlines Delta Connection Agreement

SkyWest Airlines and Delta are parties to the SkyWest Airlines Delta Connection Agreement, dated as of September 8, 2005. As of December 31, 2013, SkyWest Airlines operated 32 CRJ900s, 19 CRJ700s and 41 CRJ200s under the SkyWest Airlines Delta Connection Agreement. As of December 31, 2013, SkyWest Airlines was operating more than 500 Delta Connection flights per day between Salt Lake City, Detroit or Minneapolis and outlying destinations. Additionally, as of December 31, 2013, SkyWest Airlines operated nine Brasilia turboprops and eight CRJ200s under the Delta code under a revenue-sharing arrangement. Generally, under the SkyWest Airlines Delta Connection Agreement, Delta retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' other obligations under the SkyWest Airlines Delta Connection Agreement, SkyWest Airlines is scheduled to receive from Delta on a weekly basis (i) specified fixed rate payments for each completed flight, which are intended to pay for certain costs related to the Delta Connection flights, plus (ii) a fixed dollar payment per completed flight block hour, subject to annual escalation at an agreed rate. Costs directly reimbursed by Delta under the SkyWest Airlines Delta Connection Agreement include costs primarily related to fuel, aircraft engine maintenance and aircraft ownership.

The SkyWest Airlines Delta Connection Agreement provides that, beginning with the fifth anniversary of the execution of the agreement (September 8, 2010), Delta has the right to require that certain contractual rates under that agreement shall not exceed the second lowest rates of all carriers within the Delta Connection Program. On November 19, 2010, SkyWest Airlines reached an agreement with Delta related to the second lowest rate provisions to be applied under the SkyWest Airlines Delta

Connection Agreement. As a result of that agreement, SkyWest Airlines and Delta have established the contractual rates which will apply under the SkyWest Airlines Delta Connection Agreement through December 31, 2015.

The SkyWest Airlines Delta Connection Agreement is scheduled to terminate on December 31, 2022, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The SkyWest Airlines Delta Connection Agreement is subject to early termination in various circumstances, including:

- if SkyWest Airlines or Delta commits a material breach of the SkyWest Airlines Delta Connection Agreement, subject to 30-day notice and cure rights;
- if SkyWest Airlines fails to conduct all flight operations and maintain all aircraft under the SkyWest Airlines Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if SkyWest Airlines fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the ExpressJet Delta Connection Agreement;
- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if SkyWest Airlines fails to maintain competitive base rate costs (provided, however, that SkyWest Airlines has the right to adjust its rates prior to any such termination).

ExpressJet Delta Connection Agreement

ExpressJet and Delta are parties to the ExpressJet Delta Connection Agreement, originally dated as of September 8, 2005. As of December 31, 2013, ExpressJet operated 28 CRJ900s, 41 CRJ700s and 76 CRJ200s for Delta under the ExpressJet Delta Connection Agreement. As of December 31, 2013, ExpressJet was operating approximately 700 Delta Connection flights per day between Atlanta or Detroit and outlying destinations. Under the ExpressJet Delta Connection Agreement, Delta is entitled to all passenger, cargo and other revenues associated with each flight. Commencing in 2008, ExpressJet obtained the right to maintain its percentage of total Delta Connection flights that it had in 2007, so long as its bid for additional regional flying is competitive with bids submitted by other regional carriers.

In exchange for providing the designated number of flights and performing ExpressJet's other obligations under the ExpressJet Delta Connection Agreement, ExpressJet is scheduled to receive from Delta on a weekly basis (i) specified fixed rate payments for each completed flight, which are intended to pay for certain direct costs related to Delta Connection flights plus (ii) if ExpressJet completes a certain minimum percentage of its Delta Connection flights, an amount equal to a certain percentage of the direct costs (not including fuel costs) related to the Delta Connection flights. Costs directly reimbursed by Delta under the ExpressJet Delta Connection Agreement include costs related to fuel, ground handling, and aircraft engine maintenance and aircraft ownership. The ExpressJet Delta Connection Agreement also provides for incentive compensation based upon ExpressJet's performance, including on-time arrival performance and completion percentage rates.

The ExpressJet Delta Connection Agreement provides that, upon the fifth anniversary of the execution of the agreement (September 8, 2010), Delta obtained the right to require that certain contractual rates under that agreement shall not exceed the second lowest rates of all carriers within the Delta Connection Program. On November 19, 2010, ExpressJet (formerly Atlantic Southeast) reached an agreement with Delta related to the second lowest rate provisions to be applied under the ExpressJet Delta Connection Agreement. As a result of that agreement, ExpressJet and Delta have established the contractual rates which will apply under the ExpressJet Delta Connection Agreement through December 31, 2015.

The ExpressJet Delta Connection Agreement is scheduled to terminate on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The ExpressJet Delta Connection Agreement is subject to early termination in various circumstances including:

- if ExpressJet or Delta commits a material breach of the ExpressJet Delta Connection Agreement, subject to 30-day notice and cure rights;
- if ExpressJet fails to conduct all flight operations and maintain all aircraft under the ExpressJet Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if ExpressJet fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the SkyWest Airlines Delta Connection Agreement;
- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if ExpressJet fails to maintain competitive base rate costs (provided, however, that ExpressJet has the right to adjust its rates prior to any such termination).

During 2012, we reached an agreement with Delta to add 34 additional used dual-class Bombardier regional jet aircraft in exchange for the early termination of 66 CRJ200 aircraft under our Delta Connection Agreements. All 34 dual-class aircraft operate under the terms and conditions of the SkyWest Airlines Delta Connection Agreement regardless of whether SkyWest Airlines or ExpressJet operate the aircraft. The 34 additional aircraft consist of five CRJ700s and 29 CRJ900s. As of December 31, 2013, we had taken delivery of all 34 of the additional aircraft. The remaining lease terms of the 34 additional aircraft currently run through December 31, 2022. We anticipate that all 66 CRJ200 aircraft will be removed from the Delta Connection Agreements by December 31, 2015. Of the 66 CRJ200s scheduled to be removed from Delta operations, 41 CRJ200s are subleased from Delta for a nominal amount, which are scheduled to be returned to Delta without obligation to us.

SkyWest Airlines United Express Agreement

SkyWest Airlines and United are parties to the SkyWest Airlines United Express Agreement entered into on July 31, 2003. As of December 31, 2013, SkyWest Airlines operated 70 CRJ700s, 78 CRJ200s and 36 Brasilia turboprops under the SkyWest Airlines United Express Agreement, flying a total of approximately 1,050 United Express flights per day between Chicago (O'Hare), Denver, Houston, Los Angeles, San Francisco or Washington Dulles and designated outlying destinations. Generally, under the SkyWest Airlines United Express Agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the SkyWest Airlines United Express Agreement, SkyWest Airlines receives from

United compensation (subject to an annual adjustment) of a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee per passenger, and a fixed fee for overhead and aircraft costs. The SkyWest Airlines United Express Agreement provides for incentives based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, certain of SkyWest Airlines' operating costs are reimbursed by United, including costs related to fuel and aircraft ownership. As of December 31, 2013, 27 of the 36 Brasilia turboprops and 17 of the 78 CRJ200s SkyWest Airlines operated under the SkyWest Airlines United Express Agreement were operated under a revenue-sharing arrangement. On October 16, 2009, SkyWest Airlines and United agreed to extend the right of SkyWest Airlines to operate 40 regional jet aircraft under the SkyWest Airlines United Express Agreement until the end of their respective lease terms.

United has the option, upon twelve months prior notice, to extend the SkyWest Airlines United Express Agreement for five years. The SkyWest Airlines United Express Agreement is scheduled to terminate in 2024. The SkyWest Airlines United Express Agreement is subject to early termination in various circumstances including:

- if SkyWest Airlines or United fails to fulfill an obligation under the SkyWest Airlines United Express Agreement for a period of 60 days after written notice to cure;
- if SkyWest Airlines' operations fall below certain performance levels for a period of three consecutive months;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations;
- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied; or
- if SkyWest Airlines operates, subject to certain exceptions, any additional regional jets or turboprop aircraft pursuant to a marketing or code-share relationship with any party other than United to provide hub service at United's hubs in Chicago (O'Hare), Denver, San Francisco, Seattle/Tacoma, or Washington, D.C. (Dulles International Airport).

On May 16, 2013, SkyWest Airlines and United entered into a United Express Agreement to operate 40 new Embraer E175 dual-class regional jet aircraft. Under the agreement, we anticipate that the 40 aircraft will be introduced into service in the second quarter of 2014, with deliveries continuing to mid-2015. The United Express Agreement has a 12-year term for each of the aircraft subject to the agreement, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

ExpressJet United CPA

Effective November 12, 2010, ExpressJet Delaware and Continental entered into the United CPA, whereby ExpressJet Delaware agreed to provide regional airline service in the Continental flight system. The rights and obligations of ExpressJet Delaware under the United CPA became the rights and obligations of ExpressJet as a consequence of the ExpressJet Combination. The rights and obligations of Continental under the United CPA became the rights and obligations of United as a consequence of United's merger with Continental in 2010.

The United CPA provides for a ten-year term, subject to early termination by United or ExpressJet upon the occurrence of certain events. United's termination rights include the right to terminate the United CPA if ExpressJet's performance falls below identified standards (and such failure is not cured within 60 days following receipt of notice), upon the occurrence of a labor strike lasting 15 days or longer and upon the occurrence of a material default under certain lease agreements relating to aircraft operated by ExpressJet under the United CPA (provided that such material default is not cured within 60 days following receipt of notice). ExpressJet's termination rights include the right to terminate the United CPA if United fails to make payment of $500,000 or more due to ExpressJet under the United CPA and such failure is not cured within five business days following receipt of notice.

Under the terms of the United CPA, ExpressJet operates 220 ERJ145s and nine ERJ135s in the United flight system. All of the ERJ145s and ERJ 135s are leased to ExpressJet by United pursuant to sublease or lease agreements. Upon the expiration of the United CPA, ExpressJet is obligated to return the subleased or leased aircraft to United.

Under the terms of the *United* CPA, United has agreed to compensate ExpressJet on a monthly basis based on the block hours flown by ExpressJet and the weighted average number of aircraft operated by ExpressJet under the United CPA. Additionally, ExpressJet may earn incentive compensation for good operating performance, but is subject to financial penalties for poor operating performance. The parties to the United CPA have made customary representations, warranties and covenants, and the United CPA contains other provisions typical of agreements of this kind, including with respect to various operational, marketing and administrative matters.

ExpressJet United Express Agreements

ExpressJet and United are parties to two ExpressJet United Express Agreements, consisting of a United Express Agreement initially executed between ExpressJet Delaware and United, dated December 1, 2009, and a United Express Agreement initially executed between Atlantic Southeast and United, dated February 10, 2010. As of December 31, 2013, ExpressJet operated 22 ERJ145s and 14 CRJ200s under the United Express Agreements. Generally, under the ExpressJet United Express Agreements, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing ExpressJet's obligations under the ExpressJet United Express Agreements, ExpressJet receives from United compensation (subject to an annual adjustment) of a fixed fee per completed block hour, fixed fee per completed departure, fixed fee per passenger and a fixed fee for overhead and aircraft costs. The ExpressJet United Express Agreements provide for incentives based upon ExpressJet's performance, including on-time arrival performance and completion percentage rates. Additionally, certain of ExpressJet's operating costs are reimbursed by United, including fuel costs.

ExpressJet's rights to fly aircraft under the ExpressJet United Express Agreements expire in two tranches: the agreements expire with respect to 22 ERJ145s on April 30, 2015, and 14 CRJ200s during 2015. Under the agreements, United must notify ExpressJet of its intention to renew each tranche of aircraft not less than six months prior to the end of the term for such aircraft.

SkyWest Airlines American Agreement

On September 11, 2012, SkyWest Airlines and American entered into the SkyWest Airlines American Agreement. As of December 31, 2013, SkyWest Airlines operated 12 CRJ200s under the SkyWest Airlines American Agreement, flying approximately 80 American Eagle flights per day between Los Angeles and designated outlying destinations. Generally, under the SkyWest Airlines American Agreement, American retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the SkyWest Airlines American Agreement, SkyWest Airlines receives from American compensation (subject to an annual adjustment) of a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee per passenger, and a fixed fee for overhead and aircraft costs. The

SkyWest Airlines American Agreement provides for incentives and penalties based upon SkyWest Airlines' performance, including on-time arrival performance, completion percentage rates and customer complaints. Additionally, certain of SkyWest Airlines' operating costs are reimbursed or paid directly by American, including costs related to fuel.

The SkyWest Airlines American Agreement is scheduled to terminate in 2016. The SkyWest Airlines American Agreement is subject to early termination in various circumstances including:

- if SkyWest Airlines or American fails to fulfill an obligation under the SkyWest Airlines American Agreement for a period of 30 days after written notice to cure;
- if SkyWest Airlines' operations fall below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party makes a general assignment for the benefit of creditors or becomes insolvent; or
- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied.

ExpressJet American Agreement

On September 11, 2012, ExpressJet and American entered into the SkyWest Airlines American Agreement. As of December 31, 2013, ExpressJet operated 11 CRJ200s under the ExpressJet American Agreement, flying approximately 100 American Eagle flights per day between Dallas and designated outlying destinations. Generally, under the ExpressJet American Agreement, American retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing ExpressJet's obligations under the ExpressJet American Agreement, ExpressJet is entitled to receive from American compensation (subject to an annual adjustment) of a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee per passenger, and a fixed fee for overhead and aircraft costs. The ExpressJet American Agreement provides for incentives and penalties based upon ExpressJet's performance, including on-time arrival performance, completion percentage rates and customer complaints. Additionally, certain of ExpressJet's operating costs are reimbursed or paid directly by American, including costs related to fuel.

The ExpressJet American Agreement is scheduled to terminate in 2017. The ExpressJet American Agreement is subject to early termination in various circumstances including:

- if ExpressJet or American fails to fulfill an obligation under the ExpressJet American Agreement for a period of 30 days after written notice to cure;
- if ExpressJet's operations fall below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party makes a general assignment for the benefit of creditors or becomes insolvent; or
- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied.

SkyWest Airlines Alaska Capacity Purchase Agreement

On April 13, 2011, SkyWest Airlines and Alaska entered into the SkyWest Airlines Alaska Capacity Purchase Agreement. As of December 31, 2013, SkyWest Airlines operated seven CRJ700s under the SkyWest Airlines Alaska Capacity Purchase Agreement, flying approximately 25 Alaska flights per day between Seattle or Portland and designated outlying destinations. Generally, under the SkyWest

Airlines Alaska Capacity Purchase Agreement, Alaska retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the SkyWest Airlines Alaska Capacity Purchase Agreement, SkyWest Airlines receives from Alaska compensation (subject to an annual adjustment) of a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee per passenger, and a fixed fee for overhead and aircraft costs. Additionally, certain of SkyWest Airlines' operating costs are reimbursed or paid directly by Alaska, including costs related to fuel and aircraft ownership.

The SkyWest Airlines Alaska Capacity Purchase Agreement is scheduled to terminate in 2018. The SkyWest Airlines Alaska Capacity Purchase Agreement is subject to early termination in various circumstances including:

- if SkyWest Airlines or Alaska fails to fulfill an obligation under the SkyWest Airlines Alaska Capacity Purchase Agreement for a period of 30 days after written notice to cure;
- if SkyWest Airlines' operations fall below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party makes a general assignment for the benefit of creditors or becomes insolvent; or
- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied.

SkyWest Airlines US Airways Express Agreement

On November 17, 2011, SkyWest Airlines and US Airways entered into the SkyWest Airlines US Airways Express Agreement. As of December 31, 2013, SkyWest Airlines operated 10 CRJ200s and 4 CRJ900s under the SkyWest Airlines US Airways Express Agreement, flying a total of approximately 90 US Airways Express flights per day between Phoenix and designated outlying destinations. Additionally, as of December 31, 2013, SkyWest Airlines operated one CRJ200s under a revenue-sharing arrangement. Generally, under the SkyWest Airlines US Airways Express Agreement, US Airways retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the SkyWest Airlines US Airways Express Agreement, SkyWest Airlines receives from US Airways compensation (subject to an annual adjustment) of a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee per passenger, and a fixed fee for overhead and aircraft costs. The SkyWest Airlines US Airways Express Agreement provides for incentives and penalties based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, certain of SkyWest Airlines' operating costs are reimbursed by US Airways, including costs related to fuel and insurance.

The SkyWest Airlines US Airways Agreement is scheduled to terminate in 2015. The SkyWest Airlines US Airways Express Agreement is subject to early termination in various circumstances including:

- if SkyWest Airlines or US Airways fails to fulfill an obligation under the SkyWest Airlines US Airways Express Agreement for a period of 30 days after written notice to cure;
- if SkyWest Airlines' operations fall below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations; or

- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied.

Training and Aircraft Maintenance

SkyWest Airlines and ExpressJet employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment at their respective maintenance facilities, and provide substantially all training to SkyWest Airlines and ExpressJet crew members and maintenance personnel at their respective training facilities. SkyWest Airlines and ExpressJet also contract with third-party vendors for non-routine airframe and engine maintenance.

Fuel

Historically, we have not experienced problems with the availability of fuel, and believe we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. Standard industry contracts generally do not provide protection against fuel price increases, nor do they ensure availability of supply; however, our code-share agreements with Delta, United, American, Alaska and US Airways provide for fuel used in the performance of the code-share agreements to be reimbursed by our major partners, thereby reducing our exposure to fuel price fluctuations. During the year ended December 31, 2013, United purchased the majority of the fuel for our United aircraft under contract directly from its fuel vendors; and Delta purchased the majority of the fuel for our Delta aircraft under contract directly from its fuel vendors. A substantial increase in the price of jet fuel, to the extent our fuel costs are not reimbursed, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Employee Matters

Railway Labor Act

Our relations with labor unions in the U.S. are governed by the Railway Labor Act (the "RLA"). Under the RLA, a labor union seeking to represent an unrepresented craft or class of employees is required to file with the National Mediation Board (the "NMB") an application alleging a representation dispute, along with authorization cards signed by at least 35% of the employees in that craft or class. The NMB then investigates the dispute and, if it finds the labor union has obtained a sufficient number of authorization cards, conducts an election to determine whether to certify the labor union as the collective bargaining representative of that craft or class. Under the NMB's usual rules, a labor union will be certified as the representative of the employees in a craft or class only if more than 50% of those employees vote for union representation. A certified labor union then enters into negotiations toward a collective bargaining agreement with the employer.

Under the RLA, a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Either party may request that the NMB appoint a federal mediator to participate in the negotiations for a new or amended agreement. If no agreement is reached in mediation, the NMB may determine, at any time, that an impasse exists and offer binding arbitration. If either party rejects binding arbitration, a 30-day "cooling off" period begins. At the end of this 30-day period, the parties may engage in "self help," unless the U.S. President appoints a Presidential Emergency Board ("PEB") to investigate and report on the dispute. The appointment of a PEB maintains the "status quo" for an additional 60 days. If the parties do not reach agreement during this period, the parties may then engage in "self help." "Self help" includes, among other things, a strike by the union or the imposition of proposed changes to the collective bargaining agreement by the airline. The U.S. Congress and the President have the authority to prevent "self help" by enacting legislation that, among other things, imposes a settlement on the parties.

Collective Bargaining

As of December 31, 2013, we had 18,358 full-time equivalent employees. Approximately 49% of these employees were represented by unions, including the employee groups listed in the table below. Notwithstanding the completion of the ExpressJet Combination, ExpressJet's employee groups continue to be represented by those unions who provided representation prior to the ExpressJet Combination. Accordingly, the following table refers to ExpressJet's employee groups based upon their union affiliations prior to the ExpressJet Combination.

Employee Group	Approximate Number of Active Employees Represented	Representatives	Status of Agreement
Atlantic Southeast Pilots	1,800	Air Line Pilots Association International	Amendable
Atlantic Southeast Flight Attendants	1,075	International Association of Machinists and Aerospace Workers	Amendable
Atlantic Southeast Flight Controllers	60	Transport Workers Union of America	Amendable
Atlantic Southeast Mechanics	700	International Brotherhood of Teamsters	Amendable
Atlantic Southeast Stock Clerks	70	International Brotherhood of Teamsters	Amendable
ExpressJet Delaware Pilots	2,900	Air Line Pilots Association International	Amendable
ExpressJet Delaware Flight Attendants	1,200	International Association of Machinists and Aerospace Workers	Amendable
ExpressJet Delaware Mechanics	1,000	International Brotherhood of Teamsters	Amendable
ExpressJet Delaware Dispatchers	85	Transport Workers Union of America	Amendable
ExpressJet Delaware Stock Clerks	100	International Brotherhood of Teamsters	Amendable

The successful combination of ExpressJet Delaware and Atlantic Southeast and achievement of the anticipated benefits of our acquisition of ExpressJet Delaware will depend significantly on the results of our efforts to integrate the employee groups of Atlantic Southeast and ExpressJet Delaware and on maintaining productive employee relations. During December 2013, the Airline Pilots Association International ("ALPA"), which represents the Atlantic Southeast pilot and ExpressJet Delaware pilot groups, conducted a vote of the two employee groups, seeking approval of a joint collective bargaining agreement that ExpressJet had negotiated with ALPA representatives. The two employee groups rejected the joint collective bargaining agreement, which resulted in the agreements with those employee groups remaining amendable as indicated in the foregoing table. The decision of those employee groups to reject the joint collective bargaining agreement will preclude us from realizing some of the savings we had hoped to achieve through the ExpressJet Combination. ExpressJet intends to resume negotiations with ALPA in an effort to negotiate an acceptable agreement.

The integration of the workforces of ExpressJet Delaware and Atlantic Southeast has been, and we anticipate it will continue to be, challenging. Completing the integration of the workforces of the two airlines will require the resolution of potentially difficult issues relating to representation of various work groups and the relative seniority of the work groups at each carrier. Unexpected delays or expenses or other challenges to integrating the workforces could impact the anticipated synergies from the ExpressJet Combination and affect our financial performance.

As of December 31, 2013, SkyWest and SkyWest Airlines collectively employed 9,717 full-time equivalent employees, consisting of 5,661 pilots and flight attendants, 2,461 customer service personnel, 1,400 mechanics and other maintenance personnel, and 195 administration and support personnel. None of these employees are currently represented by a union. Collective bargaining group organization efforts among SkyWest Airlines' employees do, however, occur from time to time and we anticipate that such efforts will continue in the future. If unionization efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional expenses associated with increased union representation of our employees. Neither SkyWest nor SkyWest Airlines has ever experienced a work stoppage due to a strike or other labor dispute, and we consider SkyWest Airlines' relationships with its employees to be good.

Government Regulation

All interstate air carriers, including SkyWest Airlines and ExpressJet, are subject to regulation by the U.S. Department of Transportation (the "DOT"), the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other methods, certifications, which are necessary for the continued operations of SkyWest Airlines and ExpressJet, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe SkyWest Airlines and ExpressJet are in compliance in all material respects with FAA regulations and hold all operating and airworthiness certificates and licenses which are necessary to conduct their respective operations. We incur substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which SkyWest Airlines and ExpressJet are subject. SkyWest Airlines' and ExpressJet's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. All air carriers operating in the United States of America are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All such air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest Airlines and ExpressJet are also subject to certain federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe SkyWest Airlines and ExpressJet are in compliance in all material respects with these laws and regulations.

Environmental Matters

SkyWest, SkyWest Airlines and ExpressJet are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Safety and Security

We are committed to the safety and security of our passengers and employees. Since the September 11, 2001 terrorist attacks, SkyWest Airlines and ExpressJet have taken many steps, both voluntarily and as mandated by governmental authorities, to increase the safety and security of their operations. Some of the safety and security measures we have taken with our code-share partners include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

SkyWest, SkyWest Airlines and ExpressJet maintain insurance policies we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverage for loss or damage to our flight equipment, and workers' compensation insurance. We cannot assure, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, in part because the airline industry is subject to seasonal fluctuations and general economic conditions. Our operations are somewhat favorably affected by pleasure travel on our pro-rate routes, historically contributing to increased travel in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which can result in cancelled flights, principally during the winter months.

ITEM 1A. RISK FACTORS

In addition to factors discussed elsewhere in this Report, the following are important risks which could adversely affect our future results. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and investors could lose all or part of their investment in us.

Risks Related to Our Operations

The amounts we receive under our code-share agreements may be less than the corresponding costs we incur.

Under our code-share agreements with Delta, United, American, Alaska and US Airways, we are compensated for certain costs we incur in providing services. With respect to costs that are defined as "pass-through" costs, our code-share partner is obligated to pay to us the actual amount of the cost. With respect to other costs, our code-share partner is obligated to pay to us amounts based, in part, on pre-determined rates for certain costs. During the year ended December 31, 2013, approximately 20% of our code-share operating costs were pass-through costs and approximately 80% of our code-share operating costs were reimbursable at pre-determined rates. These pre-determined rates may not be based on the actual expenses we incur in delivering the associated services. If we incur expenses that are greater than the pre-determined reimbursement amounts payable by our code-share partners, our financial results will be negatively affected.

There can be no assurance that the agreed-upon rates contemplated by our code-share agreements will be higher than the costs SkyWest Airlines and ExpressJet will incur to provide the services required under their respective agreements. The rates and future rate adjustments could negatively affect our financial position and operating results.

Increased labor costs, strikes, labor disputes and increased unionization of our workforces may adversely affect our ability to conduct our business.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. For example, during the year ended December 31, 2013, our salary, wage and benefit costs constituted approximately 39% of our total operating costs. Increases in our labor costs could result in a material reduction in our earnings. Any new collective bargaining agreements entered into by other regional carriers with their work forces may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with unionized and non-unionized employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors.

Approximately 49% of our workforce is unionized. Strikes or labor disputes with our unionized employees may adversely affect our ability to conduct business. Relations between air carriers and labor unions in the U.S. are governed by the RLA, which provides that a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. The RLA generally prohibits strikes or other types of self-help actions both before and after a collective bargaining agreement becomes amendable, unless and until the collective bargaining processes required by the RLA have been exhausted.

SkyWest Airlines' employees are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. Such efforts will likely continue in the future and may ultimately result in some or all of SkyWest Airlines' employees being represented by one or more unions. Moreover, one or more unions representing ExpressJet employees may seek a single carrier determination by the National Mediation Board, which could require SkyWest Airlines to recognize such union or unions as the certified bargaining representative of SkyWest Airlines' employees. One or more unions representing ExpressJet employees may also assert that SkyWest Airlines' employees should be subject to ExpressJet's collective bargaining agreements. If SkyWest Airlines' employees were to unionize or be deemed to be represented by one or more unions, negotiations with unions representing SkyWest Airlines' employees could divert management attention and disrupt operations, which may result in increased operating expenses and may negatively impact our financial results. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase our operating expenses and negatively impact our financial results.

The integration of the Atlantic Southeast and ExpressJet Delaware workforces will present significant challenges, including the possibility of labor-related disagreements that may adversely affect our operations.

The successful integration of Atlantic Southeast and ExpressJet Delaware and achievement of the anticipated benefits of the ExpressJet Merger largely depend upon the successful combination of the former employee groups of Atlantic Southeast and ExpressJet Delaware, and on maintaining productive employee relations. The integration of the workforces of the two airlines will require the resolution of potentially difficult issues relating to representation of various employee groups and the relative seniority of the employee groups at each carrier. Unexpected delays, expenses or other challenges to integrating the workforces could impact the anticipated synergies from the combination of Atlantic Southeast and ExpressJet Delaware and affect ExpressJet's operations and financial performance.

In order to integrate the former employee groups of Atlantic Southeast and ExpressJet Delaware, ExpressJet must negotiate a joint collective bargaining agreement covering each combined employee group. The process for integrating the former labor groups of ExpressJet Delaware and Atlantic Southeast is governed by a combination of the RLA, the McCaskill-Bond Amendment, and where applicable, the existing provisions of each company's collective bargaining agreements and union policy. Pending operational integration, ExpressJet will apply the terms of the existing collective bargaining agreements unless other terms have been negotiated. Under the McCaskill-Bond Amendment, seniority integration must be accomplished in a "fair and equitable" manner consistent with the process set forth in the Allegheny-Mohawk Labor Protective Provisions or internal union merger policies, if applicable. Employee dissatisfaction with the results of the seniority integration may lead to litigation that in some cases could delay implementation of the integrated seniority list. The National Mediation Board has exclusive authority to resolve representation disputes arising out of airline mergers.

During December 2013, ALPA, which represents the Atlantic Southeast pilot and ExpressJet Delaware pilot groups, conducted a vote of the two employee groups, seeking approval of a joint collective bargaining agreement that ExpressJet had negotiated with ALPA representatives. The two employee groups rejected the joint collective bargaining agreement, which resulted in the agreements with those employee groups remaining amendable. The decision of those employee groups to reject the joint collective bargaining agreement will preclude us from realizing some of the savings we had hoped to achieve through the ExpressJet Combination.

We can provide no assurance that a successful or timely resolution of labor negotiations for the former labor groups of Atlantic Southeast and ExpressJet Delaware will be achieved. There is a risk that unions or individual employees might pursue judicial or arbitral claims arising out of changes implemented as a result of the ExpressJet Combination. There is also a possibility that employees or unions could engage in job actions such as slow-downs, work-to-rule campaigns, sick-outs or other actions designed to disrupt ExpressJet's normal operations, in an attempt to pressure ExpressJet in collective bargaining negotiations. Although the RLA makes such actions unlawful until the parties have been lawfully released to self-help, and ExpressJet can seek injunctive relief against premature self-help, such actions can cause significant harm even if ultimately enjoined.

The Airline Safety and Pilot Training Improvement Act of 2009 could negatively affect our operations and our financial condition.

The Airline Safety and Pilot Training Improvement Act of 2009 (the "Improvement Act") was enacted in August of 2010 and became effective August 2013. The Improvement Act adds new certification requirements for entry-level commercial pilots, requires additional emergency training, improves availability of pilot records and mandates stricter rules to minimize pilot fatigue.

The Improvement Act also:

- Requires that all airline pilots obtain an Airline Transport Pilot license, which was previously only required for captains.
- Mandates that the FAA set up a new database of pilot records, including records to be provided by airlines and other sources, so that airlines will have access to more information before they hire pilots.
- Requires the FAA to issue new regulations governing the airlines' obligations to submit pilot records and the requirements for airlines to obtain access for information in the database before the database portion of the Improvement Act becomes effective.
- Directs the FAA to rewrite the rules for how long pilots are allowed to work and how much rest they must have before working.

The implementation of the Improvement Act (and associated regulations) may increase our compliance and FAA reporting obligations, have a negative effect on pilot scheduling, work hours and the number of pilots required to be employed for our operations or other aspects of our operations, and negatively impact our operations and financial condition.

The supply of pilots to the airline industry may be limited.

On July 8, 2013, as was directed by the U.S. Congress, FAA issued more robust, new pilot qualification standards, granting recognition of historical FAA and airline industry crew member flight training standards. With the application of the new rules, the supply of qualified pilot candidates eligible for hiring by the airline industry has been dramatically reduced. If, we are unable to secure the services of sufficient eligible pilots to staff our routes, our operations and financial results could be materially affected.

New student pilot certificates have decreased dramatically, especially in the past three years, and subsequently the pool of eligible pilots qualified to be new hires into the airline industry has been diminishing significantly. In addition, the major network air carriers have done only minimal pilot hiring in the past several years because of the industry capacity reduction following the events of September 11, 2001, the most recent economic recession that began in the fall of 2008, and the increase in statutory mandatory retirement age for pilots from age 60 to age 65. Due to revised pilot duty time rules that are effective January of 2014, there has been an acceleration of pilot staffing in recent months which on its own merits, should be a one-time increase in pilot staffing amongst all air carriers affected by FAR part 117. Also effective January 2014, mandatory pilot retirement rules will again begin to force major network carriers to hire replacement pilots.

The current pilot shortage may increase training costs and we may not have enough pilots to conduct our operations. The lack of qualified pilots to conduct our operations would negatively impact our operations and financial condition.

We are highly dependent on Delta and United.

As of December 31, 2013, we had 703 aircraft out of our total 757 aircraft operating under a fixed fee contract or a revenue sharing agreement with either Delta or United. If our code-share agreements with Delta or United are terminated, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination of either of these agreements would likely have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating our airlines independent from major partners would be a significant departure from our business plan, would likely be very difficult and would likely require significant time and resources, which may not be available to us at that point.

The current terms of the SkyWest Airlines and ExpressJet Delta Connection Agreements are subject to certain early termination provisions. Delta's termination rights include cross-termination rights (meaning that a breach by either of SkyWest Airlines or ExpressJet of its Delta Connection Agreement could, under certain circumstances, permit Delta to terminate any or all of the Delta Connection Agreements), the right to terminate each of the agreements upon the occurrence of certain force majeure events (including certain labor-related events) that prevent SkyWest Airlines or ExpressJet from performance for certain periods and the right to terminate each of the agreements if SkyWest Airlines or ExpressJet, as applicable, fails to maintain competitive base rate costs, subject to certain rights of SkyWest Airlines to take corrective action to reimburse Delta for lost revenues. The current terms of the SkyWest Airlines and ExpressJet United Express Agreements are subject to certain early termination provisions and subsequent renewals. United may terminate the SkyWest Airlines and

ExpressJet United Express Agreements due to an uncured breach by SkyWest Airlines or ExpressJet of certain operational or performance provisions, including measures and standards related to flight completions, baggage handling and on-time arrivals. The current terms of the United CPA are subject to certain early termination provisions and subsequent renewals. United may terminate the United CPA due to an uncured breach by ExpressJet of certain operational and performance provisions, including measures and standards related to flight completions and on-time arrivals.

We currently use the systems, facilities and services of Delta and United to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If Delta or United were to cease any of these systems, close any of these facilities or no longer provide these services to us, due to termination of one of our code-share agreements, a strike or other labor interruption by Delta or United personnel or for any other reason, we may not be able to replace those systems, facilities or services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations. Furthermore, upon certain terminations of our code-share agreements, Delta and United could require us to sell or assign to them facilities and assets, including maintenance facilities, we use in connection with the code-share services we provide. As a result, in order to offer airline service after termination of any of our code-share agreements, we may have to replace these facilities, assets and services. We may be unable to arrange such replacements on satisfactory terms, or at all.

Maintenance costs will likely continue to increase as the age of our regional jet fleet increases.

The average age of our CRJ200s, ERJ145s, CRJ700s and CRJ900s is approximately 12.1 years, 12.0 years, 8.6 years and 6.1 years respectively. All of the parts on these aircraft are no longer under warranty and we have started to incur more heavy airframe inspections and engine overhauls on those aircraft. Our non-engine maintenance costs are expected to continue to increase on our CRJ200, ERJ145, CRJ700 and CRJ900 fleets. Our-non engine maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages. If our maintenance costs increase at a higher rate than amounts we can recover in revenue, we will have a negative impact on our financial results.

We may be negatively impacted if Delta or United experiences significant financial difficulties in the future.

For the year ended December 31, 2013 approximately 94.5% of the available seat miles ("ASMs") generated in our operations were attributable to our code-share agreements with Delta and United. If Delta or United experiences significant financial difficulties, we would likely be negatively affected. For example, volatility in fuel prices may negatively impact Delta's and United's results of operations and financial condition. Among other risks, Delta and United are vulnerable both to unexpected events (such as additional terrorist attacks or additional spikes in fuel prices) and to deterioration of the operating environment (such as a recession or significant increased competition). There is no assurance that Delta or United will be able to operate successfully under these financial conditions.

In light of the importance of our code-share agreements with Delta and United to our business, a default by Delta or United under any of these agreements, or the termination of these agreements could jeopardize our operations. Such events could leave us unable to operate many of our current aircraft, as well as additional aircraft we are obligated to purchase, which would likely result in a material adverse effect on our operations and financial condition.

The financial condition of Delta and United will continue to pose risks for our operations. Serial bankruptcies are not unprecedented in the commercial airline industry, and Delta and/or United could file for bankruptcy, in which case our code-share agreements could be subject to termination under the

U.S. Bankruptcy Code. Regardless of whether subsequent bankruptcy filings prove to be necessary, Delta and United have required, and will likely continue to require, our participation in efforts to reduce costs and improve their respective financial positions. These efforts could result in lower utilization rates of our aircraft, lower departure rates on the contract flying portion of our business, more volatile operating margins and more aggressive contractual positions, which could result in additional litigation. We believe that any of these developments could have a negative effect on many aspects of our operations and financial condition.

SkyWest Airlines and ExpressJet are engaged in litigation with Delta, which may negatively impact our financial results and our relationship with Delta

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and Atlantic Southeast of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and Atlantic Southeast. The dispute relates to the allocation of liability for certain irregular operation ("IROP") expenses paid by SkyWest Airlines and Atlantic Southeast to their passengers and vendors under certain situations. During the period between the execution of the Delta Connection Agreements in September 2005 and December 2007, SkyWest Airlines and Atlantic Southeast passed through to Delta IROP expenses that were paid pursuant to Delta's policies, and Delta accepted and reimbursed those expenses. Delta now claims it is obligated to reimburse only a fraction of the IROP expenses. As a result, Delta withheld a combined total of approximately $25 million (pre-tax) from one of the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast during December 2007. Since December 2007, Delta has continued to withhold payments from the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast (now ExpressJet), and has disputed subsequent billings for IROP expenses. Since July 1, 2008, we have not recognized revenue related to IROP expense reimbursements withheld by Delta because collection of those reimbursements is the subject of litigation and is not reasonably assured. As of December 31, 2013, we had recognized a cumulative total of $31.7 million of revenue associated with the funds withheld by Delta prior to July 1, 2008.The current status of the litigation with Delta is summarized below in Item 3. Legal Proceedings.

There can be no assurance that the dispute between SkyWest Airlines and ExpressJet, on the one hand, and Delta, on the other hand, will be resolved consistent with the position taken by SkyWest Airlines and ExpressJet. If the dispute is not resolved consistent with the position taken by SkyWest Airlines and ExpressJet, our financial results would be negatively impacted. The litigation may have other negative effects on our relationship with Delta and our operations under the existing Delta Connection Agreements.

Disagreements regarding the interpretation of our code-share agreements with our major partners could have an adverse effect on our operating results and financial condition.

SkyWest, SkyWest Airlines and ExpressJet are parties to code-share agreements with Delta and United. For the year ended December 31, 2013, approximately 94.5% of our ASMs were attributable to flights we flew under those agreements. We anticipate that, for the foreseeable future, substantially all of our revenues will be generated under existing or future code-share agreements.

Contractual agreements, such as our code-share agreements, are subject to interpretation and disputes may arise under such agreements if the parties to an agreement apply different interpretations to that agreement. Those disputes may divert management time and resources from the core operation of the business, and may result in litigation, arbitration or other forms of dispute resolution.

In recent years we have experienced disagreements with our major partners regarding the interpretation of various provisions of our code-share agreements. Some of those disagreements have resulted in litigation (see the preceding risk factor entitled "*SkyWest Airlines and ExpressJet are engaged in litigation with Delta, which may negatively impact our financial results and our relationship with Delta*"), and we may be subject to additional disputes and litigation in the future. Those disagreements have also required a significant amount of management time and financial resources.

To the extent that we continue to experience disagreements regarding the interpretation of our code-share or other agreements, we will likely expend valuable management time and financial resources in our efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in our favor. An unfavorable result in any such proceeding could have adverse financial consequences or require us to modify our operations. Such disagreements and their consequences could have an adverse effect on our operating results and financial condition.

We may not receive FAA approval to add the Embraer ERJ175 aircraft type to the SkyWest Airlines' operating certificate

The FAA regulates the safety of SkyWest Airlines' and ExpressJet's operations. SkyWest Airlines is in the process of obtaining FAA authorization to add the Embraer ERJ175 aircraft type ("E175") to SkyWest Airlines' operating certificate. SkyWest Airlines has executed an agreement with Embraer regarding the delivery dates for the E175s, beginning in 2014. SkyWest Airlines has also entered into a code share agreement with United which would engage SkyWest Airlines to operate 40 E175s for United. If the FAA does not approve the addition of the E175 aircraft type to SkyWest Airlines' certificate before the scheduled in-service date with United, SkyWest Airlines could be in breach of its code-share agreement with United and many aspects of our operations and financial condition could be impacted.

We have a significant amount of contractual obligations.

As of December 31, 2013, we had a total of approximately $1.5 billion in total long-term debt obligations. Substantially all of this long-term debt was incurred in connection with the acquisition of aircraft, engines and related spare parts. We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our consolidated balance sheets. At December 31, 2013, we had 570 aircraft under lease, with remaining terms ranging from one to 13 years. Future minimum lease payments due under all long-term operating leases were approximately $1.9 billion at December 31, 2013. At a 5.8% discount factor, the present value of these lease obligations was equal to approximately $1.5 billion at December 31, 2013. Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

Our fleet replacement will require a significant increase in our leverage and the related cash outflows.

We currently have 260 CRJ200s with an average life of 12.1 years, 242 ERJ145s with an average life of 12 years and 45 Brasilia turboprops with an average life of 16.5 years. We anticipate that over the next several years, we will continue to replace these aircraft with large regional jets or turboprops. Our fleet replacement strategy will require significant amounts of capital to acquire these large regional jets or turboprops.

There can be no assurance that our operations will generate sufficient cash flow or liquidity to enable us to obtain the necessary aircraft acquisition financing to replace our current fleet, or to make required debt service payments related to our existing obligations. Even if we meet all required debt, lease, and purchase obligations, the size of these long-term obligations could negatively affect our financial condition, results of operations, and the price of our common stock in many ways, including:

- increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;
- limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and
- adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

If we need additional capital and cannot obtain such capital on acceptable terms, or at all, we may be unable to realize our fleet replacement plans or take advantage of unanticipated opportunities

We may be limited from expanding our flying within the Delta and United flight systems, and there are constraints on our ability to provide airline services to airlines other than Delta and United.

Additional growth opportunities within the Delta and United flight systems are limited by various factors. Except as currently contemplated by our existing code-share agreements, we cannot assure that Delta and United will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Given the troubled nature of the airline industry, we believe that some of our competitors may be more inclined to accept reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing code-share partners. We also cannot provide any assurance that we will be able to obtain the additional ground and maintenance facilities, including gates, and support equipment, to expand our operations. The failure to obtain these facilities and equipment would likely impede our efforts to implement our business strategy and could materially and adversely affect our operating results and our financial condition.

Our business model depends on major airlines, including Delta and United, electing to contract with us instead of operating their own regional jets. Some major airlines own their own regional airlines or operate their own regional jets instead of entering into contracts with regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of operating their own regional jets. Our partners are not prohibited from doing so under our code-share agreements. A decision by Delta or United to phase out code-share relationships and instead acquire and operate their own regional jets could have a material adverse effect on our financial condition, results of operations or the price of our common stock.

Additionally, our code-share agreements limit our ability to provide airline services to other airlines in certain major airport hubs of each of Delta and United. Under the SkyWest Airlines Delta Connection Agreement, our growth is contractually restricted in Atlanta, Cincinnati, Orlando and Salt Lake City. Under the ExpressJet Delta Connection Agreement, our growth is restricted in Atlanta, Cincinnati, New York (John F. Kennedy International Airport), Orlando and Salt Lake City. Under the SkyWest Airlines United Express Agreement, growth is restricted in Chicago (O'Hare International Airport), Denver, San Francisco, Seattle/Tacoma and Washington D.C. (Dulles International Airport). Due to the fluctuations in our schedules, which are established primarily by our major partners, there may be times that the number of flights we fly to and from a particular airport may exceed the limitations set forth in one or more of our code-share agreements. The breach of those limitations could constitute a breach of the applicable code-share agreement, which could have a material adverse effect on our operations.

We could be adversely affected by an outbreak of a disease that affects travel behavior.

In 2010, there was an outbreak of the H1N1 flu virus which had an adverse impact throughout our network. In 2003, there was an outbreak of Severe Acute Respiratory Syndrome ("SARS"), which had an adverse impact on travel behavior. In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu. Any outbreak of a disease (including a worsening of the outbreak of the H1N1 flu virus) that affects travel behavior could have a material adverse impact on our operating results and financial condition. In addition, outbreaks of disease could result in quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations and financial condition.

Interruptions or disruptions in service at one of our hub airports, due to adverse weather or for any other reason, could have a material adverse impact on our operations.

We currently operate primarily through hubs in Atlanta, Los Angeles, Houston, Minneapolis, Detroit, San Francisco, Salt Lake City, Chicago, Denver, Houston, Washington, D.C., Newark, Cleveland and the Pacific Northwest. Nearly all of our flights either originate from or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather can cause flight disruptions, and, during periods of storms or adverse weather, fog, low temperatures, etc., our flights may be canceled or significantly delayed. Hurricanes Katrina and Rita and Superstorm Sandy, in particular, caused severe disruption to air travel in the affected areas and adversely affected airlines operating in the region, including ExpressJet. We operate a significant number of flights to and from airports with particular weather difficulties, including Atlanta, Salt Lake City, Chicago, San Francisco, Newark and Denver. A significant interruption or disruption in service at one of our hubs, due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe adverse impact on our, operations and financial performance.

Economic and industry conditions constantly change, and negative economic conditions in the United States and other countries may create challenges for us that could materially and adversely affect our operations and financial condition.

Our operations and financial condition are affected by many changing economic and other conditions beyond our control, including, among others:

- disruptions in the credit markets, which have resulted in greater volatility, less liquidity, widening of credit spreads, and decreased availability of financing;
- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, wars, terrorist attacks or political instability;
- changes in consumer preferences, perceptions, spending patterns or demographic trends;
- changes in the competitive environment due to industry consolidation and other factors;
- actual or potential disruptions to U.S. air traffic control systems;
- outbreaks of diseases that affect travel behavior; and
- weather and natural disasters.

The aggregate effect of any, or some combination, of the foregoing economic and industry conditions on our operations or financial condition is virtually impossible to forecast; however, the occurrence of any or all of such conditions in a significant manner could materially and adversely affect our operations and financial condition.

We have been adversely affected by increases in fuel prices, and we would be adversely affected by disruptions in the supply of fuel.

Dependence on foreign imports of crude oil, limited refining capacity and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil-producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of jet fuel, there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Major reductions in the availability of jet fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would have a material adverse impact on us.

Pursuant to our contract flying arrangements, our major partners have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our pro-rate operations. As of December 31, 2013, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements, while approximately 58% of our Brasilia turboprops flown in the United system were flown under pro-rate arrangements. As of December 31, 2013, we operated 17 CRJ200s under a pro-rate agreement with United. We also operate eight CRJ200 under a pro-rate agreement with Delta and one CRJ200 under a pro-rate arrangement with US Airways. Our operating and financial results with respect to these pro-rate arrangements can be affected by the price and availability of jet fuel and in the event we are unable to pass on increased fuel prices to our pro-rate customers by increasing fares our financial performance would be adversely impacted.

Reduced utilization levels of our aircraft under our code-share agreements would adversely impact our financial results.

The majority of our code-share agreements set forth minimum levels of flight operations which our major partners are required to schedule for our operations and we are required to provide. These minimum flight operating levels are intended to compensate us for reduced operating efficiencies caused by production decreases made by our major partners under our respective code-share agreements. Generally, our major partners have utilized our flight operations at levels which exceed the minimum levels set forth in our code-share agreements, however, in recent years our major partners have reduced our utilization to levels which, at times, have been lower than the levels required by our code-share agreements. If our major partners schedule the utilization of our aircraft below historical levels (including taking into account the stage length and frequency of our scheduled flights), we may not be able to maintain operating efficiencies previously obtained, which would negatively impact our operating results and financial condition. Additionally, our major partners may change routes and frequencies of flights, which can shorten flight trip lengths. Changes in schedules may increase our flight costs, which could exceed the reimbursed rates paid by our major partners. Continued reduced utilization levels of our aircraft or other changes to our schedules under our code-share agreements would adversely impact our financial results.

There are long-term risks related to supply and demand of regional aircraft associated with our regional airline services strategy.

Our major airline partners have indicated that their committed supply of regional airline capacity is larger than they desire given current market conditions. Specifically, they have identified an oversupply of 50-seat regional jets under contractual commitments with regional airlines. Delta in particular has reduced both the number of 50-seat regional jets within its network and the number of regional airlines with which it contracts. There are currently more than 300 50-seat aircraft within the Delta Connection system. In addition to reducing the number of 50-seat jets under contract, major airlines have reduced the utilization of regional aircraft, thereby reducing the revenue paid to regional airlines under capacity purchase agreements (See the risk factor titled *"Reduced utilization levels of our aircraft under our code-share agreements would adversely impact our financial results"* for additional details). This decrease has had, and may continue to have, a negative impact on our regional airline services revenue and financial results.

Declining interest rates could have a negative effect on our financial results.

Our earnings are affected by changes in interest rates due to the amount of our variable rate long-term debt and the amount of cash and securities we hold. Under our contractual arrangements with our major partners, we are directly reimbursed for interest expense on debt-financed aircraft as a pass-through cost. The reimbursement of the interest expense is recorded as passenger revenue in our consolidated statements of income. Thus, a decline in interest expense associated with contract aircraft would likely be offset by a reduced aircraft ownership cost passed through to our major partners. Interest expense decreased $8.7 million, or 11.3%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease in interest expense was substantially due to a decrease in interest rates and the majority of this reduction was passed through to our major partners. Interest income decreased $4.2 million, or 53.5% during the year ended December 31, 2013, compared to the year ended December 31, 2012. Interest income is not a component of our contractual arrangements with our major partners. If interest rates were to decline, our major partners would receive the principal benefit of the interest expense decline, since interest expense is generally passed through to our major partners; however, if declining interest rates reduce our interest income, our financial results will be negatively affected.

Our insurance costs have increased and further increases in insurance costs or reductions in coverage could have an adverse impact on us.

We carry insurance for public liability, passenger liability, property damage and all-risk coverage for damage to our aircraft. As a result of terrorist attacks occurring during recent years, aviation insurers significantly reduced the amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events (war-risk coverage). At the same time, these insurers significantly increased the premiums for aviation insurance in general.

The U.S. government has agreed to provide commercial war-risk insurance for U.S.-based airlines through December 31, 2014, covering losses to employees, passengers, third parties and aircraft. If the U.S. government ceases to provide such insurance beyond that date, or reduces the coverage provided by such insurance, we will attempt to purchase insurance coverage, likely with a narrower scope, from commercial insurers at an additional cost. To the extent this coverage is not available at commercially reasonable rates, we would be adversely affected.

While the price of commercial insurance has generally declined since the period immediately after the 2001 terrorist attacks, in the event commercial insurance carriers further reduce the amount of insurance coverage available to us, or significantly increase the cost of obtaining such coverage, we would be adversely affected.

We are increasingly dependent on technology, and if our technology fails or we are unable to continue to invest in new technology, our business may be adversely affected.

We have become increasingly dependent on technology initiatives to reduce costs and to enhance customer service in order to compete in the current business environment. The performance and reliability of our technology are critical to our ability to compete effectively. Technology initiatives will continue to require significant capital investments in order to deliver these expected benefits. If we are unable to make these investments, our business and operations could be negatively affected. In addition, we may face challenges associated with integrating complex technology systems formerly operated by Atlantic Southeast and ExpressJet Delaware. If we are unable to manage these challenges effectively, our business and operations could be negatively affected.

In addition, any internal technological error or failure or large scale external interruption in the technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our internal network. Any individual, sustained or repeated failure of technology could impact our customer service and result in increased costs. Like most companies, our technology systems and related data may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and mitigate the resulting adverse financial consequences.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Jerry C. Atkin, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who cease to be employed by us and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-man insurance on any of our executive officers.

Risks Related to the Airline Industry

We may be materially affected by uncertainties in the airline industry.

The airline industry has experienced tremendous challenges in recent years and will likely remain volatile for the foreseeable future. Among other factors, the financial challenges faced by major and regional carriers, including American, United, US Airways, Endevor and Mesa, the slowing U.S. economy and continuing hostilities in the Middle East and other regions have significantly affected, and are likely to continue to affect, the U.S. airline industry. These events have resulted in declines and shifts in passenger demand, increased insurance costs, increased government regulations and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry, including us, major carriers (including our major partners), low-cost carriers, competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties, which will affect us, major carriers (including our major partners), competitors and aircraft manufacturers in ways that we are unable to currently predict.

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential code-share partners.

The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-cost carriers and major airlines on many of our routes. Low-cost carriers such as Southwest, JetBlue, US Airways and Frontier among others, operate at many of our hubs, resulting in significant price competition. Additionally, a large number of other carriers operate at our hubs, creating intense competition. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operations and the price of our common stock. The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Recent examples include the merger between American and US Airways in December 2013, United and Continental in October 2010, Delta and Northwest Airlines, Inc. in November 2008, as well as the merger of Southwest and AirTran Airways, Inc. ("AirTran") during 2011. We understand that several airlines are currently in discussions related to consolidation in the industry. Other developments include domestic and international code-share alliances between major carriers. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners with whom we could enter into code-share relationships and could have a material adverse effect on our relationships with our code-share partners.

Due, in part, to the dynamic nature of the airline industry, major airlines may also make other strategic changes such as changing or consolidating hub locations. If our major partners were to make changes such as these in their strategy and operations, our operations and financial results could be adversely impacted.

Terrorist activities or warnings have dramatically impacted the airline industry, and will likely continue to do so.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. The primary effects experienced by the airline industry include a substantial loss of passenger traffic and revenue. Although, to some degree, airline passenger traffic and revenue have recovered since the September 11th attacks, additional terrorist attacks could have a similar or even more pronounced effect. Even if additional terrorist attacks are not launched against the airline industry, there will be lasting consequences of the attacks, including increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

We are subject to significant governmental regulation.

All interstate air carriers, including SkyWest Airlines and ExpressJet, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

The occurrence of an aviation accident involving our aircraft would negatively impact our operations and financial condition.

An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines.

Risks Related to Our Common Stock

We can issue additional shares without shareholder approval.

Our Restated Articles of Incorporation, as amended (the "Restated Articles"), authorize the issuance of up to 120,000,000 shares of common stock, all of which may be issued without any action or approval by our shareholders. As of December 31, 2013, we had 51,230,066 shares outstanding. In addition, as of December 31, 2013, we had equity-based incentive plans under which 3,918,545 shares are reserved for issuance and an employee stock purchase plan under which 1,555,794 shares are reserved for issuance, both of which may dilute the ownership interest of our shareholders. Our Restated Articles also authorize the issuance of up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock with the rights and preferences, and at the price, which it determines. Any shares of preferred stock issued would likely be senior to shares of our common stock in various regards, including dividends, payments upon liquidation and voting. The value of our common stock could be negatively affected by the issuance of any shares of preferred stock.

The amount of dividends we pay may decrease or we may not pay dividends.

Historically, we have paid dividends in varying amounts on our common stock. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, loan covenants and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends.

The amount of common stock we repurchase may decrease from historical levels, or we may not repurchase any shares of common stock.

Historically, we have repurchased shares of our common stock in varying amounts. Our future repurchases of shares of common stock, if any, and the number of shares of common stock we may repurchase will depend upon our financial condition, results of operations, loan covenants and other factors deemed relevant by our Board of Directors. There can be no assurance that we will continue our practice of repurchasing shares of common stock or that we will have the financial resources to repurchase shares of common stock in the future.

Provisions of our charter documents and code-share agreements may limit the ability or desire of others to gain control of our company.

Our ability to issue shares of preferred and common stock without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisitions Act may also discourage the acquisition of a significant interest in or control of our company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2013, our fleet consisted of the following types of owned and leased aircraft:

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
CRJ200s	87	173	50	1,500	530	12.1
CRJ700s	69	68	70	1,600	530	8.6
CRJ900s	11	53	90	1,500	530	6.1
ERJ145s	—	242	50	1,500	530	12.0
ERJ135s	—	9	37	1,500	530	12.6
Brasilia Turboprops	20	25	30	300	300	16.5

The following table outlines the currently anticipated size and composition of our combined fleet for the periods indicated. The projected fleet size schedule below assumes aircraft financed under operating leases will be returned to the lessor at the end of each lease and debt-financed aircraft will be retired or sold as the debt matures.

	As of December 31,			
	2014	2015	2016	2017
Additional aircraft deliveries				
E175	25	15	—	—

	As of December 31,			
	2014	2015	2016	2017
Anticipated fleet size				
Total Bombardier Regional Jets	407	385	348	305
Total Embraer Regional Jets	241	197	197	179
Total Brasilia Turboprops	26	23	12	11
Total Combined Fleet	674	605	557	495

Bombardier and Embraer Regional Jets

The Bombardier and Embraer Regional Jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, as well as a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The speed of Bombardier and Embraer Regional Jets is comparable to larger aircraft operated by the major airlines, and they have a range of approximately 1,600 miles; however, because of their smaller size and efficient design, the per-flight cost of operating a Bombardier or Embraer Regional Jet is generally less than that of a 120-seat or larger jet aircraft.

Brasilia Turboprops

The Brasilia turboprops are 30-seat, pressurized aircraft designed to operate more economically over short-haul routes than larger jet aircraft. These factors make it economically feasible for SkyWest Airlines to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia turboprops include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. We expect that Delta and United will want us to continue to operate Brasilia turboprops in markets where passenger load and other factors make the operation of a regional jet impractical. As of December 31, 2013, SkyWest Airlines operated 45 Brasilia turboprops out of Los Angeles, San Francisco, Salt Lake City, Seattle/Tacoma and Portland. SkyWest Airlines' Brasilia turboprops are generally used in its California markets, which are characterized by high frequency service on shorter stage lengths.

Ground Facilities

SkyWest, SkyWest Airlines and ExpressJet own or lease the following principal properties:

SkyWest Facilities

- We own the corporate headquarters facilities of SkyWest and SkyWest Airlines, located in St. George, Utah, which consist of two adjacent buildings of 63,000 and 55,000 square feet, respectively.

SkyWest Airlines Facilities

- SkyWest Airlines owns a 56,600 square foot aircraft maintenance facility in Palm Springs, California.
- SkyWest Airlines leases a 131,300 square foot facility at the Salt Lake International Airport. This facility consists of a 58,400 square-foot aircraft maintenance hangar and a 72,900 square-foot training and office facility. In January 2002, SkyWest Airlines entered into a sale lease-back agreement with the Salt lake City Department of Airports. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 26-year term.
- SkyWest Airlines leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport. The Salt Lake City facility consists of 40,000 square feet of maintenance facilities and 50,000 square feet of training and other facilities. We originally constructed the Salt Lake City facility and subsequently sold it to and leased it back from the Salt Lake City Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 36-year term.
- SkyWest Airlines owns a 55,000 square-foot maintenance accessory shop and a 5,000 square-foot office facility in Salt Lake City, Utah.
- SkyWest Airlines leases a 90,000 square-foot maintenance hangar and a 15,000 square-foot office facility in Fresno, California.
- SkyWest Airlines leases a 70,000 square-foot maintenance hangar in Tucson, Arizona.
- SkyWest Airlines leases a 70,000 square-foot hangar and office facility in Milwaukee, Wisconsin.
- SkyWest Airlines leases a 28,000 square-foot hangar and office facility in Nashville, Tennessee.
- SkyWest Airlines owns a 57,000 square-foot maintenance facility and a 28,000 square-foot office facility in Chicago, Illinois.

- SkyWest Airlines owns a 55,000 square-foot hangar and a 46,000 square-foot office facility in Colorado Springs, Colorado.
- SkyWest Airlines leases a 42,000 square-foot maintenance hangar facility in South Bend, Indiana.

ExpressJet Facilities

- ExpressJet leases an aircraft hangar complex consisting of 203,000 square feet of building space. The complex also contains a 15,000 square-foot ground service equipment facility. The 203,000 square-foot building space consists of a 114,000 square foot aircraft maintenance hangar, 18,000 square-foot training facility, and 71,000 square feet of renovated office space which is utilized to support various operating divisions and ExpressJet's Operational Control Center. The lease agreement for the aircraft hangar complex has a 25-year term and is scheduled to expire on April 30, 2033.
- ExpressJet leases a 20,000 square-foot facility at the Hartsfield-Jackson Atlanta International Airport which serves as ExpressJet's corporate headquarters. The lease agreement for this facility has a seven-year term and is scheduled to expire on July 31, 2018.
- ExpressJet leases a group of warehouse units for the purpose of parts storage in College Park, Georgia. The 14,000 square feet of warehouse space is leased on a month-to-month basis.
- ExpressJet leases an aircraft hangar complex located at the Middle Georgia Regional Airport. The complex includes a 77,000 square-foot aircraft hangar facility and 41,000 square feet of training and office space. The lease agreement has a sixteen-year term and is scheduled to expire on April 1, 2018. ExpressJet has subleased the hangar complex to an unrelated aircraft maintenance provider; however ExpressJet remains obligated for payment and other obligations of the lease under the lease agreement.
- ExpressJet leases an aircraft hangar complex located at the Baton Rouge Metropolitan Airport District. The complex includes a 27,000 square-foot hangar facility and 12,000 square feet of office support space. ExpressJet has the right to occupy the Baton Rouge facility rent-free until 2022.
- ExpressJet leases a 35,000 square-foot hangar facility in Columbia, South Carolina. The lease agreement has a five-year term and is scheduled to expire on June 30, 2015.
- ExpressJet leases 34 gates and other premises of the Central Passenger Terminal Complex located on Concourse C and Concourse D at Hartsfield-Jackson Atlanta International Airport. The lease agreement is scheduled to expire on September, 20, 2017.
- ExpressJet leases a 91,000 square-foot aircraft maintenance facility in Cleveland, Ohio. The lease agreement is scheduled to expire on January 30, 2015.
- ExpressJet leases a 64,000 square-foot aircraft maintenance facility in Richmond, Virginia. The lease agreement is scheduled to expire on January 30, 2014.
- ExpressJet leases a 152,000 square-foot hangar, and a 29,000 square-foot shop facility in Shreveport, Louisiana. The lease agreement for the hangar facility and the lease for the shop facility are on a month-to-month basis.
- ExpressJet leases a 83,000 square-foot hangar, and a 25,000 square-foot shop facility in Knoxville, Tennessee. The lease agreement for the hangar facility is scheduled to expire on November 30, 2020, and the lease for the shop facility is on a month-to-month basis.
- ExpressJet leases a 380,000 square-foot hangar and office support space in Houston, Texas. The lease agreement is scheduled to expire on December 31, 2015.

- ExpressJet leases a 68,000 square-foot facility in Houston, Texas. ExpressJet has subleased the building to an unrelated aircraft maintenance provider; however ExpressJet remains obligated for payment and other obligations of the lease under the lease agreement which is scheduled to expire on October 2, 2016.
- ExpressJet leases a 57,000 square-foot training center and support space in Houston, Texas. The lease agreement is scheduled to expire on December 31, 2027.
- ExpressJet owns three buildings in Saltillo, Mexico consisting of approximately 96,000 square feet of hangar space and 3,000 square feet of administrative space. These buildings are leased to Saltillo Jet Center S. de R.L. de C.V., a subsidiary of ExpressJet, for use in its aircraft painting business.
- ExpressJet leases a 27,225 square-foot aircraft maintenance hangar in Kansas City, Missouri. The lease agreement is scheduled to expire on November 30, 2016.

Our management deems the current facilities of SkyWest, SkyWest Airlines and ExpressJet as being suitable to support existing operations and believes these facilities will be adequate for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2013, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on our financial position, liquidity or results of operations. However, the following is a significant outstanding legal matter, which if not resolved consistent with the position we have taken in such matters, would negatively impact our financial results.

SkyWest Airlines and ExpressJet v. Delta

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and Atlantic Southeast (now ExpressJet) of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and Atlantic Southeast. The dispute relates to the allocation of liability for certain irregular operation ("IROP") expenses paid by SkyWest Airlines and Atlantic Southeast (now ExpressJet) to their passengers and vendors under certain situations. During the period between the execution of the Delta Connection Agreements in September 2005 and December 2007, SkyWest Airlines and Atlantic Southeast passed through to Delta IROP expenses that were paid pursuant to Delta's policies, and Delta accepted and reimbursed those expenses. Delta now claims it is obligated to reimburse only a fraction of the IROP expenses. As a result, Delta withheld a combined total of approximately $25 million (pre-tax) from one of the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast during December 2007. Since December 2007, Delta has continued to withhold payments from the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast (now ExpressJet), and has disputed subsequent billings for IROP expenses. On February 1, 2008, SkyWest Airlines and Atlantic Southeast filed a Complaint in the Superior Court for Fulton County, Georgia ("Superior Court") challenging Delta's treatment of the matter and seeking recovery of the payments withheld by Delta and any future withholdings related to this issue. Delta filed an Answer to the SkyWest Airlines and Atlantic Southeast Complaint and a Counterclaim against SkyWest Airlines and Atlantic Southeast on March 24, 2008. Delta's Counterclaim alleged that SkyWest Airlines and Atlantic Southeast breached the Delta Connection Agreements by invoicing Delta for IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Since July 1, 2008, we have not recognized revenue related to IROP expense reimbursements withheld by Delta because collection of those reimbursements is the subject of litigation and is not reasonably assured. As of December 31, 2013, we had recognized a cumulative total of $31.7 million of revenue associated with the funds withheld by Delta.

After proceedings that included contested motions, document discovery, and depositions, Delta voluntarily dismissed its Counterclaim. Discovery in that action was not complete at the time of dismissal. On February 14, 2011, SkyWest Airlines and Atlantic Southeast voluntarily dismissed their claims in the Superior Court, and filed a new complaint (the "State Court Complaint") in the Georgia State Court of Fulton County (the "State Court"). The claims continue to include breach of contract, breach of contract based on mutual departure, breach of contract based on voluntary payment, and breach of the duty of good faith and fair dealing. Delta moved for partial dismissal of the State Court Complaint, which motion was denied in its entirety.

Discovery in the State Court lawsuit has concluded. On July 19, 2013, the parties filed cross motions for partial summary judgment. SkyWest Airlines and ExpressJet filed a motion for partial summary judgment on their claim for voluntary payment. Delta filed a motion for partial summary judgment on all of SkyWest's and ExpressJet's claims, for partial summary judgment on the issue of damages, and for spoliation sanctions. Briefing of the cross motions is complete, but no hearing has been scheduled by the Court. SkyWest and ExpressJet intend to oppose Delta's motions and continue to vigorously pursue their claims set forth in the State Court Complaint.

As of December 31, 2013, our estimated range of reasonably possible loss related to the dispute was $0 to $25.8 million.

ITEM 4. MINE SAFETY DISCLOSURES

The disclosure required by this item is not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price for Our Common Stock

Our common stock is traded on The Nasdaq Global Select Market under the symbol "SKYW." At February 3, 2014, there were approximately 888 stockholders of record of our common stock. Securities held of record do not include shares held in securities position listings. The following table sets forth the range of high and low closing sales prices for our common stock, during the periods indicated.

	2013		2012	
Quarter	High	Low	High	Low
First	16.10	12.32	14.05	10.81
Second	16.11	13.19	11.04	6.36
Third	15.54	12.39	10.87	6.31
Fourth	17.05	13.57	12.94	10.36

The transfer agent for our common stock is Zions First National Bank, Salt Lake City, Utah.

Dividends

During 2013 and 2012, our Board of Directors declared regular quarterly dividends of $0.04 per share.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding our equity compensation plans as of December 31, 2013.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders(1)	3,407,575	$17.99	5,474,439

(1) Consists of our Executive Stock Incentive Plan, our All Share Stock Option Plan, our SkyWest Inc. Long Term Incentive Plan, and our Employee Stock Purchase Plan. See Note 9 to our Consolidated Financial Statements for the fiscal year ended December 31, 2013, included in Item 8 of this Report, for additional information regarding these plans.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, (the "Commission"), nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock over the five-year period ended December 31, 2013, with the cumulative total return during such period of the Nasdaq Stock Market (U.S. Companies) and a peer group index composed of regional and major passenger airlines with U.S operations that have equity securities traded on the Nasdaq Stock Market or the New York Stock Exchange, the members of which are identified below (the "Peer Group") for the same period. The following graph assumes an initial investment of $100.00 with dividends reinvested. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.

Comparison of Cumulative Five Year Total Return



$300
$250
$200
$150
$100
$50
$0
SkyWest, Inc.
NASDAQ Composite
Peer Group
2008
2009
2010
2011
2012
2013

INDEXED RETURNS

Company Name / Index	Base Period Dec08	Years Ending Dec09	Dec10	Dec11	Dec12	Dec13
SkyWest, Inc.	**100**	92.06	85.96	70.10	70.33	84.66
NASDAQ Composite	**100**	145.32	171.50	170.08	199.76	279.90
Peer Group	**100**	102.75	124.45	87.57	115.00	214.05

The Peer Group consists of regional and major passenger airlines with U.S operations that have equity securities traded on the Nasdaq Stock Market or the New York Stock Exchange. The members of the Peer Group are: Alaska Air Group, Inc.: Allegiant Travel Co.; American Airlines Group, Inc.; Delta Air Lines, Inc.; Hawaiian Holdings, Inc.; JetBlue Airways, Corp.; Republic Airways, Holdings Inc.; SkyWest, Inc. Southwest Airlines, Spirit Airlines Inc.; United Continental Holdings, Inc.; and US Airways Group, Inc.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this Report.

Selected Consolidated Financial Data (amounts in thousands, except per share data):

	Year Ended December 31,				
	2013	2012	2011	2010(2)	2009
Operating revenues	$3,297,725	$3,534,372	$3,654,923	$2,765,145	$2,613,614
Operating income	153,111	165,987	41,105	201,826	212,195
Net income (loss)	58,956	51,157	(27,335)	96,350	83,658
Net income (loss) per common share:					
Basic	$ 1.14	$ 1.00	$ (0.52)	$ 1.73	$ 1.50
Diluted	$ 1.12	$ 0.99	$ (0.52)	$ 1.70	1.47
Weighted average shares:					
Basic	51,688	51,090	52,201	55,610	55,854
Diluted	52,422	51,746	52,201	56,526	56,814
Total assets	4,233,219	4,254,637	$4,281,908	$4,456,148	$4,310,802
Current assets	1,464,437	1,434,040	1,280,464	1,379,203	1,254,099
Current liabilities	620,464	591,425	624,148	572,278	449,835
Long-term debt, net of current maturities	1,293,179	1,470,567	1,606,993	1,738,936	1,816,318
Stockholders' equity	1,434,939	1,387,175	1,334,261	1,420,923	1,352,219
Return (loss) on average equity(1)	4.2%	3.8%	(2.0)%	6.9%	6.4%
Cash dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.16

(1) Calculated by dividing net income (loss) by the average of beginning and ending stockholders' equity for the year.

(2) On November 12, 2010, we completed the ExpressJet Merger for $136.5 million in cash. Our 2010 consolidated operating revenues contain 50 days of additional revenue and expenses generated subsequent to the ExpressJet Merger.

Selected Operating Data

	Year Ended December 31,				
	2013	2012	2011	2010	2009
Block hours	2,380,118	2,297,014	2,250,280	1,547,562	1,363,257
Departures	1,453,601	1,435,512	1,390,523	1,001,766	870,761
Passengers carried	60,581,948	58,803,690	55,836,271	40,411,089	34,544,772
Revenue passenger miles (000)	31,834,735	30,088,278	29,109,039	20,227,220	17,448,958
Available seat miles (000)	39,207,910	37,278,554	36,698,859	25,503,845	22,142,650
Revenue per available seat mile	8.4¢	9.5¢	10.0¢	10.8¢	11.8¢
Cost per available seat mile	8.2¢	9.2¢	10.1¢	10.4¢	11.2¢
Average passenger trip length	525	512	521	501	505
Number of operating aircraft at end of year	755	738	732	704	449

The following terms used in this section and elsewhere in this Report have the meanings indicated below:

"Revenue passenger miles" represents the number of miles flown by revenue passengers.

"Available seat miles" represents the number of seats available for passengers multiplied by the number of miles those seats are flown.

"Revenue per available seat mile" represents passenger revenue divided by available seat miles.

"Cost per available seat mile" represents operating expenses plus interest divided by available seat miles.

"Number of operating aircraft at end of year" excludes aircraft leased to un-affiliated and affiliated entities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2013, 2012 and 2011. Also discussed is our financial position as of December 31, 2013 and 2012. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Report or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the sections of this Report entitled "Cautionary Statement Concerning Forward-looking Statements" and "Item 1A. Risk Factors" for discussion of some of the uncertainties, risks and assumptions associated with these statements.

Overview

Through SkyWest Airlines and ExpressJet, we operate the largest regional airline in the United States. As of December 31, 2013, SkyWest Airlines and ExpressJet offered scheduled passenger and air freight service with approximately 4,000 total daily departures to destinations in the United States, Canada, Mexico and the Caribbean. As of December 31, 2013, we had a combined fleet of 757 aircraft consisting of the following:

	CRJ200	ERJ145	ERJ135	CRJ700	CRJ900	EMB120	Total
United	92	242	9	70	—	36	449
Delta	125	—	—	60	60	9	254
American	23	—	—	—	—	—	23
US Airways	11	—	—	—	4	—	15
Alaska	—	—	—	7	—	—	7
Subleased to an un-affiliated entity	2	—	—	—	—	—	2
Unassigned	7	—	—	—	—	—	7
Total	260	242	9	137	64	45	757

For the year ended December 31, 2013, approximately 60.9% of our aggregate capacity was operated for United, approximately 33.6% was operated for Delta, approximately 1.3% was operated for Alaska, approximately 1.6% was operated for US Airways and approximately 2.6% was operated for American.

Under a fixed-fee flying arrangement, the major airline generally pays the regional airline a fixed fee for each departure, with additional incentives based on completion of flights, on-time performance and baggage handling performance. In addition, the major airline and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other such costs that are passed through to the major airline partner. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from many of the elements that could cause volatility in airline financial performance, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the major airline absorbs many of the costs associated with the regional airline flight, the margin between the fixed fees for a flight and the expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.

Under our fixed-fee arrangements, three compensation components have a significant impact on comparability of revenue and operating expense for the periods presented in this Report. One item is the reimbursement of fuel expense, which is a directly-reimbursed expense under all of our fixed-fee arrangements. If we purchase fuel directly from vendors, our major partners reimburse us for fuel expense incurred under each respective fixed-fee contract, and we record such reimbursement as passenger revenue. Thus, the price volatility of fuel and the volume of fuel expensed under our fixed-fee arrangements during a particular period will impact our fuel expense and our passenger revenue during the period equally, with no impact on our operating income. Over the past few years, some of our major airline partners have purchased an increased volume of fuel directly from vendors on flights we operated under our flying contracts, which also impacts the comparability of revenue and operating expense for the periods presented in this Report.

The second item is the reimbursement of landing fees and station rents, which is a directly-reimbursed expense under all of our fixed-fee arrangements. Our major partners reimburse us for landing fees and station rent expense incurred under each respective fixed-fee contract, and we record such reimbursement as passenger revenue. Over the past few years, some of our major airline partners have paid an increased volume of landing fees and station rents directly to our vendors on flights we operated under our flying contracts, which also impacts the comparability of revenue and operating expense for the periods presented in this Report.

The third item is the compensation we receive for engine maintenance under our fixed-fee arrangements. Under our United, American, US Airways and Alaska flying contracts, a portion of our compensation is based upon fixed hourly rates the aircraft is in operation, which is intended to compensate us for engine maintenance costs ("Fixed-Rate Engine Contracts"). Under the compensation structure for our Delta Connection and United CPA flying contracts, our major partner reimburses us for engine maintenance expense when the expense is incurred ("Directly-Reimbursed Engine Contracts"). We use the direct-expense method of accounting for our CRJ200 regional jet aircraft engine overhaul costs and, accordingly, we recognize engine maintenance expense on our CRJ200 engines on an as-incurred basis. Under the direct-expense method, the maintenance liability is recorded when the maintenance services are performed ("CRJ200 Engine Overhaul Expense").

Because we use the direct-expense method of accounting for our CRJ200 engine expense, and because we recognize revenue using the applicable fixed hourly rates under our Fixed-Rate Engine Contracts, the number of engine maintenance events and related expense we incur each reporting period under the Fixed-Rate Engine Contracts has a direct impact on the comparability of our operating income for the presented reporting periods.

Because we recognize revenue at the same amount and in the same period when we incur engine maintenance expense on engines operating under our Directly-Reimbursed Engine Contracts, the number of engine events and related expense we incur each reporting period does not have a direct impact on the comparability of our operating income for the presented reporting periods.

We have an agreement with a third-party vendor to provide long-term engine maintenance covering scheduled and unscheduled repairs for engines on our CRJ700s operating under our Fixed-Rate Engine Contracts (a "Power by the Hour Agreement"). Under the terms of the Power by the Hour Agreement, we are obligated to pay a set dollar amount per engine hour flown on a monthly basis and the vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions. Thus, under the Power by the Hour Agreement, we expense the engine maintenance costs as flight hours are incurred on the engines and using the contractual rate set forth in the agreement. Because we record engine maintenance expense based on the fixed hourly rate pursuant to the Power by the Hour Agreement on our CRJ700s operating under our Fixed-Rate Engine Contracts, and because we recognize revenue using the applicable fixed hourly rates under our Fixed-Rate Engine Contracts, the number of engine events and related expense we incur each reporting period does not have a direct impact on the comparability of our operating income for the presented reporting periods. The table below summarizes how we are compensated by our major partners under our flying contracts for engine expense and the method we use to recognize the corresponding expense.

Flying Contract	Compensation of Engine Expense	Expense Recognition
SkyWest Delta Connection	Directly-Reimbursed Engine Contracts	Direct Expense Method
ExpressJet Delta Connection	Directly-Reimbursed Engine Contracts	Direct Expense Method
SkyWest United Express (CRJ200)	Fixed-Rate Engine Contracts	Direct Expense Method
SkyWest United Express (CRJ700)	Fixed-Rate Engine Contracts	Power by the Hour Agreement
SkyWest United Express (EMB120)	Fixed-Rate Engine Contracts	Deferral Method
ExpressJet United Express (CRJ200)	Fixed-Rate Engine Contracts	Direct Expense Method
ExpressJet United Express (ERJ145)	Fixed-Rate Engine Contracts	Power by the Hour Agreement
ExpressJet United CPA	Directly-Reimbursed Engine Contracts	Power by the Hour Agreement
Alaska Agreement	Fixed-Rate Engine Contracts	Power by the Hour Agreement
American Eagle Agreement (CRJ200)	Fixed-Rate Engine Contracts	Direct Expense Method
US Airways Express (CRJ200 / CRJ900)	Fixed-Rate Engine Contracts	Direct Expense Method

Historically, multiple contractual relationships with major airlines have enabled us to reduce our reliance on any single major airline code and to enhance and stabilize operating results through a mix of contract flying and our controlled or "pro-rate" flying. For the year ended December 31, 2013, contract flying revenue and pro-rate revenue represented approximately 90% and 10%, respectively, of our total passenger revenues. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on completed block hours, flight departures and other operating measures.

Financial Highlights

We had total operating revenues of $3.3 billion for the year ended December 31, 2013, a 6.7% decrease, compared to total operating revenues of $3.5 billion for the year ended December 31, 2012. We had a net income of $59.0 million, or $1.12 per diluted share, for the year ended December 31, 2013, compared $51.2 million or $0.99 per diluted share, for the year ended December 31, 2012.

The significant items affecting our financial performance during the year ended December 31, 2013 are outlined below:

Revenue

Under certain of our flying contracts, certain expenses are subject to direct reimbursement from our major partners and we record such reimbursements as passenger revenue. These reimbursed expenses include fuel, landing fees, station rents and certain engine maintenance expenses. Our fuel expense, landing fees, station rents and directly-reimbursed engine expense decreased by $331.0 million, during the year ended December 31, 2013, from the year ended December 31, 2012, due primarily to (i) our major partners purchasing an increased volume of fuel, landing fees and station rents directly from vendors on flights we operated under our code-share agreements and (ii) a reduction in the number of engine maintenance events. Excluding the impact of the decrease in direct fuel, landing fees, station rents and engine maintenance expense and associated reimbursements from our major partners, our passenger revenues increased $102.9 million for the year ended December 31, 2013, compared to the year ended December 31, 2012, which was primarily due to an increase of approximately 83,000 hours of block-hour production primarily resulting from an increase in the fleet from 744 aircraft at December 31, 2012 to 757 aircraft at December 31, 2013.

Operating Expenses

Aircraft maintenance, materials and repair expense, excluding engine overhaul reimbursement from our major partners and CRJ200 engine overhauls reimbursed at a fixed hourly rate increased $78.5 million, or 17.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in aircraft maintenance, materials and repair expense, excluding engine overhaul costs, for the year ended December 31, 2013, compared to the year ended December 31, 2012, was primarily due to an increase in the number of scheduled maintenance events and the replacement and repair of aircraft parts and components at ExpressJet and SkyWest Airlines.

Because we use the direct-expense method of accounting for our CRJ200 engines and because we recognize revenue using the applicable fixed hourly rates under our Fixed-Rate Engine Contracts, the number of engine maintenance events and related expense we incur each reporting period operating under the Fixed-Rate Engine Contracts has a direct impact on the comparability of our operating income for the presented reporting periods. The CRJ200 Engine Overhaul Expense we incurred under the Fixed-Rate Engine Contracts decreased $15.8 million during the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease in CRJ200 Engine Overhaul Expense was primarily due to a reduction in the number of scheduled engine maintenance events during the year ended December 31, 2013.

Salaries, wages and employee benefits increased $39.6 million, or 3.4%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in salaries, wages and employee benefits was primarily due to an increase in crew and mechanic wages attributable to increased departures and block-hour production and due to an increase in health insurance and workers compensation expenses.

Other Items

Other, net included in Other Income (Expense), increased $21.0 million during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase was primarily attributable to the termination of our aircraft sub-lease with Air Mekong, and our recognition of $5.1 million of other income primarily due to the maintenance deposits we collected during the year ended December 31, 2013 and sale of our shares of Air Mekong. In conjunction with the sale of the Air Mekong shares, we recognized a gain of $5.0 million. During the year ended December 31, 2012, we incurred other expense primarily consisting of losses from our equity investments in Trip Linhas Aereas, a regional airline operating in Brazil ("Trip") and Mekong Aviation Joint Stock Company, an airline operating in Vietnam ("Air Mekong").

The items identified above were the principal factors that contributed to the improvement in our financial results during the year ended December 31, 2013, compared to the year ended December 31, 2012.

During 2012, we reached an agreement with Delta to add 34 additional used dual-class Bombardier regional jet aircraft to our operations in exchange for the early termination of 66 CRJ200 aircraft under our Delta Connection Agreements. The additional dual-class aircraft were previously operated for Delta by other regional carriers. We have agreed to sublease the 34 additional dual-class aircraft from Delta for a nominal amount. The 34 additional aircraft consist of five CRJ700s and 29 CRJ900s. As of September 30, 2013, we had taken delivery of all 34 additional aircraft. We anticipate that all 66 CRJ200 aircraft will be removed from the Delta Connection Agreements by December 31, 2015. Of the 66 CRJ200s scheduled to be removed, 41 CRJ200s are subleased from Delta for a nominal amount, and are scheduled to be returned to Delta without obligation to us.

On May 16, 2013, SkyWest Airlines and United entered into a United Express Agreement to operate 40 new Embraer E175 dual-class regional jet aircraft. Under the agreement, we anticipate that the 40 aircraft will be introduced into service beginning in the second quarter of 2014, with deliveries continuing to mid-2015. The United Express Agreement has a 12-year term for each of the aircraft subject to the agreement, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

The Airline Safety and Pilot Training Improvement Act of 2009 (the "Improvement Act") was enacted in August of 2010 and became effective August 2013. The Improvement Act adds new certification requirements for entry-level commercial pilots, requires additional emergency training, provides for increased availability of pilot records and mandates stricter rules to minimize pilot fatigue.

The implementation of the Improvement Act (and associated regulations) will increase our compliance and FAA reporting obligations, have a negative effect on pilot scheduling, work hours or other aspects of our operations, and negatively impact our operations and financial condition. As a consequence of the implementation of the Improvement Act, we anticipate that our crew costs will increase during 2014.

Critical Accounting Policies

Our significant accounting policies are summarized in Note 1 to our consolidated financial statements for the year ended December 31, 2013, included in Item 8 of this Report. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, aircraft maintenance, aircraft leases, impairment of long-lived assets and intangibles, stock-based compensation expense and fair value as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will differ, and could differ materially from such estimates.

Revenue Recognition

Passenger and ground handling revenues are recognized when service is provided. Under our contract and pro-rate flying agreements with our code-share partners, revenue is considered earned when the flight is completed. Our agreements with our code-share partners contain certain provisions pursuant to which the parties could terminate the respective agreement, subject to certain rights of the other party, if certain performance criteria are not maintained. Our revenues could be impacted by a number of factors, including changes to the applicable code-share agreements, contract modifications resulting from contract renegotiations and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period's revenues based on the lower of the prior period's approved rates adjusted for the current contract negotiations and our estimate of rates that will be implemented. Also, in the event we have a reimbursement dispute with a major partner at a quarterly or annual financial statement date, we evaluate the dispute under established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Accordingly, we are required to exercise judgment and use assumptions in the application of our revenue recognition policy.

Maintenance

We use the direct-expense method of accounting for our regional jet aircraft engine overhaul costs. Under this method, the maintenance liability is not recorded until the maintenance services are performed. We use the "deferral method" of accounting for our Brasilia turboprop engine overhauls, which provides for engine overhaul costs to be capitalized and depreciated to the next estimated overhaul event or to the remaining useful life, whichever is shorter. For leased aircraft, we are subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. With respect to engine overhauls related to leased Brasilia turboprops to be returned, we adjust the estimated useful lives of the final engine overhauls so they do not exceed the respective lease return dates. With respect to SkyWest Airlines, a third-party vendor provides our long-term engine services covering the scheduled and unscheduled repairs for engines on our CRJ700s operated under our Fixed-Rate Engine Contracts. Under the terms of the vendor agreement, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions. Thus, under the third-party vendor agreement, we expense the engine maintenance costs as flight hours are incurred on the engines and using the contractual rate set forth in the agreement.

Aircraft Leases

The majority of SkyWest Airlines' aircraft are leased from third parties, while ExpressJet's aircraft flying for Delta are primarily debt-financed on a long-term basis, and the majority of ExpressJet's aircraft flying for United are leased from United for a nominal amount. In order to determine the proper classification of our leased aircraft as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our consolidated balance sheets.

Impairment of Long-Lived Assets

As of December 31, 2013, we had approximately $2.7 billion of property and equipment and related assets. Additionally, as of December 31, 2013, we had approximately $15.0 million in intangible assets. In accounting for these long-lived and intangible assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. We recorded an intangible of approximately $33.7 million relating to the acquisition of Atlantic Southeast in September 2005. The intangible is being amortized over fifteen years under the straight-line method. As of December 31, 2013, we had recorded $18.7 million in accumulated amortization expense. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets.

When considering whether or not impairment of long-lived assets exists, we group similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the fleet or contract level. Based on the results of the evaluations performed as of December 31, 2013, our management concluded no impairment of long-lived assets was necessary as of December 31, 2013.

Stock-Based Compensation Expense

We estimate the fair value of stock options as of the grant date using the Black-Scholes option pricing model. We use historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of our common stock and other factors.

Fair value

We hold certain assets that are required to be measured at fair value in accordance with United States GAAP. We determined fair value of these assets based on the following three levels of inputs:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of our marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

We utilize several valuation techniques in order to assess the fair value of our financial assets and liabilities. Our cash and cash equivalents primarily utilize quoted prices in active markets for identical assets or liabilities.

We have valued non-auction rate marketable securities using quoted prices in active markets for identical assets or liabilities. If a quoted price is not available, we utilize broker quotes in a non-active market for valuation of these securities. For auction-rate security instruments, quoted prices in active markets are no longer available. As a result, we have estimated the fair values of these securities utilizing a discounted cash flow model.

Results of Operations

2013 Compared to 2012

Our Business Segments

For the year ended December 31, 2013, we had two reportable segments which are the basis of our internal financial reporting: SkyWest Airlines and ExpressJet. The following table sets forth our segment data for the years ended December 31, 2013 and 2012 (in thousands):

	2013	2012	$ Change	% Change
	Amount	Amount	Amount	Percent
Operating Revenues:				
SkyWest Airlines operating revenue	$1,827,568	$1,930,149	$(102,581)	(5.3)%
ExpressJet operating revenues	1,466,341	1,593,527	(127,186)	(8.0)%
Other operating revenues	3,816	10,696	(6,880)	(64.3)%
Total Operating Revenues	$3,297,725	$3,534,372	$(236,647)	(6.7)%
Airline Expenses:				
SkyWest airlines expense	$1,688,049	$1,824,084	$(136,035)	(7.5)%
ExpressJet airlines expense	1,515,336	1,611,982	(96,646)	(6.0)%
Other airline expense	9,887	9,699	188	1.9%
Total Airline Expense(1)	3,213,272	$3,445,765	$(232,493)	(6.7)%
Segment profit (loss):				
SkyWest Airlines segment profit	$ 139,519	$ 106,065	$ 33,454	31.5%
ExpressJet segment loss	(48,995)	(18,455)	(30,540)	(165.5)%
Other profit (Loss)	(6,071)	997	(7,068)	NM
Total Segment Profit	$ 84,453	$ 88,607	$ (4,154)	(4.7)%
Interest Income	3,689	7,928	(4,239)	(53.5)%
Other	10,390	(10,639)	21,029	NM
Consolidated Income Before Taxes	98,532	$ 85,896	$ 12,636	14.7%

(1) Total Airline Expense includes operating expense and interest expense

SkyWest Airlines Segment Profit. SkyWest Airlines segment profit increased $33.5 million, or 31.5%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in the SkyWest Airlines' segment profit was due primarily to the following factors:

- CRJ200 engine overhaul expense incurred under the SkyWest Airlines Fixed-Rate Engine Contracts decreased $18.1 million, or 37.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease in CRJ200 engine overhaul expense was primarily due to a reduction in the number of scheduled engine maintenance events.
- SkyWest Airlines' non-pass-through operating revenue increased by $65.9 million, or 4.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in non-pass through operating revenue, was primarily due to an increase in block hour production and our receipt of higher incentive payments from SkyWest Airlines' major airline partners.
- SkyWest Airlines' salaries, wages and employee benefits increased $20.3 million, or 3.7%, during the year ended December 31, 2013, compared to the year ended December 31, 2012, primarily due to increased block-hour production.

- SkyWest Airlines' legal expense increased by $2.8 million. The increase in legal expense was primarily related to the settlement of our dispute with Delta regarding non-revenue positive space flying by employees of SkyWest Airlines and ExpressJet.
- SkyWest Airlines' aircraft maintenance expense, excluding reimbursed engine overhauls increased by $26.7 million, or 12.5%, during the year ended December 31, 2013, compared to the year ended December 31, 2012, which was primarily attributable to an increase in scheduled maintenance events and the replacement and repair of aircraft parts and components.
- SkyWest Airlines' ground handling service expense increased $9.3 million, or 12.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in ground handling service expense was primarily due to SkyWest Airlines outsourcing the customer service and ramp functions of several pro-rate stations.

ExpressJet Segment Loss. ExpressJet segment loss increased $30.5 million, or 165.5%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in ExpressJet segment loss was due primarily to the following factors:

- ExpressJet's aircraft maintenance expense, excluding reimbursed engine overhauls increased by $45.7 million, or 20.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012, which was primarily attributable to an increase in scheduled maintenance events and the replacement and repair of aircraft parts and components.
- ExpressJet's salaries, wages and employee benefits increased $19.4 million, or 3.1%, during the year ended December 31, 2013, compared to the year ended December 31, 2012, primarily due to increased block hour production.
- ExpressJet's depreciation and amortization expense decreased $8.7 million, or 8.9%, during the year ended December 31, 2013, compared to the year ended December 31, 2012, primarily due to certain rotable assets being fully depreciated during the year ended 2013 and a lower volume of capital expenditures.
- ExpressJet's non-pass-through operating revenue increased by $25.3 million, or 2.4%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in non-pass through operating revenue was primarily due to an increase in block hour production offset by a reduction in contract performance incentives.

Operational Statistics. The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

	Year Ended December 31,		
	2013	**2012**	**% Change**
Revenue passenger miles (000)	31,834,735	30,088,278	5.8%
Available seat miles ("ASMs") (000)	39,207,910	37,278,554	5.2%
Block hours	2,380,118	2,297,014	3.6%
Departures	1,453,601	1,435,512	1.3%
Passengers carried	60,581,948	58,803,690	3.0%
Passenger load factor	81.2%	80.7%	0.5 pts
Revenue per available seat mile	8.4¢	9.5¢	(11.6)%
Cost per available seat mile	8.2¢	9.2¢	(10.9)%
Fuel cost per available seat mile	0.5¢	1.1¢	(54.5)%
Average passenger trip length (miles)	525	512	2.5%

Revenues. Total operating revenues decreased $236.6 million, or 6.7%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. Under certain of our flying contracts, certain expenses are subject to direct reimbursement from our major partners and we record such reimbursements as passenger revenue.These reimbursed expenses include fuel, landing fees, station rents and certain engine maintenance expenses. Our fuel expense, landing fees, station rents and directly-reimbursed engine expense decreased by $331.0 million, during the year ended December 31, 2013, from the year ended December 31, 2012, due primarily (i) to our major partners purchasing an increased volume of fuel, landing fees and station rents directly from vendors on flights we operated under our code-share agreements and (ii) a reduction in the number of engine maintenance events. The following table summarizes the amount of fuel, landing fees, station rents, deice and engine overhaul reimbursements included in our passenger revenues for the periods indicated (dollar amounts in thousands).

	For the year ended December 31,			
	2013	2012	$ Change	% Change
Passenger revenues	$3,239,525	$3,467,546	$(228,021)	(6.6)%
Less: Fuel reimbursement from major partners	91,925	329,748	(237,823)	(72.1)%
Less: Landing fee and station rent reimbursements from major partners	95,175	152,121	(56,946)	(37.4)%
Less: Engine overhaul reimbursement from major partners	123,024	159,220	(36,196)	(22.7)%
Passenger revenue excluding fuel, landing fee, station rent and engine overhaul reimbursements	$2,929,401	$2,826,457	$ 102,944	3.6%

Passenger revenues. Passenger revenues decreased $228.0 million, or 6.6%, during year ended December 31, 2013, compared to the year ended December 31, 2012. Our passenger revenues, excluding fuel, landing fee, station rent and engine overhaul reimbursements from major partners, increased $102.9 million, or 3.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in passenger revenues, excluding fuel, landing fee, station rent and engine overhaul reimbursements, was primarily due to an increase in block hours of 3.6% during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in block hours was due primarily to an increase in total number of aircraft in operation. Block hour production is a significant revenue driver in our flying contracts with our major partners.

Ground handling and other. Total ground handling and other revenues decreased $8.6 million, or 12.9%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. Revenue attributed to ground handling services for our aircraft is reflected in our consolidated statements of comprehensive income under the heading "Operating Revenues—Passenger" and revenue attributed to ground handling services we provide for third-party aircraft is reflected in our consolidated statements of comprehensive income under the heading "Operating Revenues—Ground handling and other." The decrease was primarily related to the decrease in our ground handling for other airlines and a reduction of rental revenue associated with the termination of an aircraft sub-lease we had executed with Air Mekong.

Individual expense components attributable to our operations are expressed in the following table on the basis of cents per ASM. (dollar amounts in thousands).

	For the year ended December 31,					
	2013 Amount	2012 Amount	$ Change Amount	% Change Percent	2013 Cents Per ASM	2012 Cents Per ASM
Aircraft fuel	$ 193,513	$ 426,387	$(232,874)	(54.6)%	0.5	1.1
Salaries, wages and benefits	1,211,307	1,171,689	39,618	3.4%	3.1	3.1
Aircraft maintenance, materials and repairs	686,381	659,869	26,512	4.0%	1.8	1.8
Aircraft rentals	325,360	333,637	(8,277)	(2.5)%	0.8	0.9
Depreciation and amortization	245,005	251,958	(6,953)	(2.8)%	0.6	0.7
Station rentals and landing fees	114,688	169,855	(55,167)	(32.5)%	0.3	0.5
Ground handling services	129,119	125,148	3,971	3.2%	0.3	0.3
Other	239,241	229,842	9,399	4.1%	0.6	0.6
Total operating expenses	3,144,614	3,368,385	(223,771)	(6.6)%	8.0	9.0
Interest expense	68,658	77,380	(8,722)	(11.3)%	0.2	0.2
Total airline expenses	$3,213,272	$3,445,765	(232,493)	(6.7)%	8.2	9.2

Fuel. Fuel costs decreased $232.9 million, or 54.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. During the third quarter of 2012, United began purchasing the majority of the fuel for flights we operated under our United Express contracts. The resulting decrease in our fuel expense was primarily due to an increase in the number of gallons of fuel purchased by our major partners on flights we operated under our flying contracts. The following table summarizes the gallons of fuel we purchased directly and our fuel expense, for the periods indicated:

	For the year ended December,		
(in thousands, except per gallon amounts)	2013	2012	% Change
Fuel gallons purchased	53,825	118,765	(54.7)%
Fuel expense	$193,513	$426,387	(54.6)%

Salaries, Wages and Employee Benefits. Salaries, wages and employee benefits increased $39.6 million, or 3.4%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in salaries, wages and employee benefits was primarily due to an increase in crew and mechanic wages attributable to increased departures and block-hour production and due to an increase in health insurance and workers compensation expenses.

Aircraft maintenance, materials and repairs. Aircraft maintenance expense increased $26.5 million, or 4.0%, during the year ended December 31, 2013, compared to the year ended December 31 2012. The following table summarizes the effect of engine overhaul reimbursements included in our aircraft maintenance expense for the periods indicated (dollar amounts in thousands).

	For the year ended December 31,			
	2013	2012	$ Change	% Change
Aircraft maintenance, materials and repairs	$686,381	$659,869	$ 26,512	4.0%
Less: Engine overhaul reimbursement from major partners	123,024	159,220	(36,196)	(22.7)%
Less: CRJ200 engine overhauls reimbursed at fixed hourly rate	39,388	55,183	(15,795)	(28.6)%
Other aircraft maintenance, materials and repairs	$523,969	$445,466	$ 78,503	17.6%

Other aircraft maintenance, materials and repairs, increased $78.5 million, or 17.6%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in aircraft maintenance expense excluding engine overhaul costs for the year ended December, 2013, compared to the year ended December 31, 2012, was primarily due to an increase in the number of scheduled maintenance events and the replacement and repair of aircraft parts and components at ExpressJet and SkyWest Airlines.

We recognize engine maintenance expense on our CRJ200 engines on an as-incurred basis as maintenance expense. Under our Fixed-Rate Engine Contracts, we recognize revenue at fixed hourly rates for mature engine maintenance on regional jet engines. Accordingly, the timing of engine maintenance events associated with aircraft under the Fixed-Rate Engine Contracts can have a significant impact on our financial results. During the year ended December 31, 2013, our CRJ200 engine expense under our Fixed-Rate Engine Contracts decreased $15.8 million compared to the year ended December 31, 2012. The decrease in CRJ200 engine overhauls reimbursed under our Fixed-Rate Engine Contracts was principally due to fewer scheduled engine maintenance events.

Under our Directly-Reimbursed Engine Contracts, we are reimbursed for engine overhaul costs by our applicable major partner at the time the maintenance event occurs. Such reimbursements are reflected as passenger revenue in the same amount and during the same period we recognized the expense in our consolidated statements of comprehensive income.

Aircraft rentals. Aircraft rentals decreased $8.3 million, or 2.5%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease was primarily due to aircraft lease renewals at lower rates during 2013.

Depreciation and amortization. Depreciation and amortization expense decreased $7.0 million, or 2.8%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease in depreciation and amortization expense was primarily due to certain rotable assets being fully depreciated during the year ended 2013 and a lower volume of capital expenditures.

Station rentals and landing fees. Station rentals and landing fees expense decreased $55.2 million, or 32.5%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease in station rentals and landing fees expense was primarily due to our major partners paying for certain station rents and landing fees directly to the applicable airports, rather than requiring us to make those payments and obtain reimbursement from our major partners.

Ground handling service. Ground handling service expense increased $4.0 million, or 3.2%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in ground handling service expense was primarily due to SkyWest Airlines outsourcing the customer service and ramp functions of several prorate stations.

Other expenses. Other expenses, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, increased $9.4 million, or 4.1%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in other expenses during the year ended December 31, 2013 was primarily due to the increase in property tax expense due to refunds received during the year ended December 31, 2012 (primarily a pass-through cost under our flying contracts) and an increase in legal expense due to the settlement of Delta's claims related to travel by certain employees of SkyWest Airlines and ExpressJet.

Total airline expenses. Total airline expenses (consisting of total operating and interest expenses) decreased $232.5 million, or 6.7%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under our Directly-Reimbursed Engine Contracts, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses for the periods indicated (dollar amounts in thousands).

	For the year ended December 31,			
	2013	2012	$ Change	% Change
Total airline expense	$3,213,272	$3,445,765	$(232,493)	(6.7)%
Less: Fuel expense	193,513	426,387	(232,874)	(54.6)%
Less: Engine overhauls Directly-Reimbursed Engine Contracts	123,024	159,220	(36,196)	(22.7)%
Less: CRJ200 engine overhauls reimbursed at fixed hourly rate	39,388	55,183	(15,795)	(28.6)%
Total airline expense excluding fuel and engine overhauls and CRJ200 engine overhauls reimbursed at fixed hourly rate	2,857,347	$2,804,975	$ 52,372	1.9%

Excluding fuel and engine overhaul costs and CRJ200 engine overhauls reimbursed at fixed hourly rates, our total airline expenses increased $52.4 million, or 1.9%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The percentage increase in total airline expenses, excluding fuel and engine overhauls, was different than the percentage increase in passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, due primarily to the factors described above.

Summary of other income (expense) items:

Other, net. Other, net, increased $21.0 million during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase was primarily attributable to the termination of our aircraft sub-lease with Air Mekong, and our recognition of $5.1 million of other income primarily due to the maintenance deposits we collected during the nine months ended September 30, 2013 and sale of our shares of Air Mekong. In conjunction with the sale of the Air Mekong shares, we recognized a gain of $5.0 million. During the year ended December 31, 2012, we incurred other expense primarily consisting of losses from our equity investments in TRIP and Air Mekong.

Interest Income. Interest income decreased $4.2 million during the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease was primarily due to our receipt of $49 million of cash from United for amounts previously deferred under the United Express Agreement. Prior to repayment, the deferred amounts accrued interest at 8%.

Net Income. Primarily due to factors described above, net income increased to $59.0 million, or $1.12 per diluted share, for the year ended December 31, 2013, compared to $51.2 million, or $0.99 per diluted share, for the year ended December 31, 2012.

2012 Compared to 2011

Our Business Segments

For the year ended December 31, 2012, we had two reportable segments which are the basis of our internal financial reporting: SkyWest Airlines and ExpressJet.

	2012 Amount	2011 Amount	$ Change Amount	% Change Percent
Operating Revenues:				
SkyWest Airlines operating revenue	$1,930,149	$2,002,830	$ (72,681)	(3.6)%
ExpressJet operating revenues	1,593,527	1,640,837	(47,310)	(2.9)%
Other operating revenues	10,696	11,256	(560)	(5.0)%
Total Operating Revenues	$3,534,372	$3,654,923	$(120,551)	(3.3)%
Airline Expenses:				
SkyWest airlines expense	$1,824,084	$1,944,816	$(120,732)	(6.2)%
ExpressJet airlines expense	1,611,982	1,739,623	(127,641)	(7.3)%
Other airline expense	9,699	9,762	(63)	(0.6)%
Total Airline Expense(1)	$3,445,765	$3,694,201	$(248,436)	(6.7)%
Segment profit (loss):				
SkyWest Airlines segment profit	$ 106,065	$ 58,014	$ 48,051	82.8%
ExpressJet segment (loss)	(18,455)	(98,786)	80,331	(81.3)%
Other profit	997	1,494	(497)	(33.3)%
Total Segment Profit (Loss)	$ 88,607	$ (39,278)	$ 127,885	(325.6)%
Interest Income	7,928	8,236	(308)	(3.7)%
Purchase Accounting Gain (adjustment)	—	(5,711)	5,711	100.0%
Other	(10,639)	(13,417)	2,778	(20.7)%
Consolidated Income (Loss) Before Taxes	$ 85,896	$ (50,170)	$ 136,066	(271.2)%

(1) Total Airline Expense includes operating expense and interest expense

SkyWest Airlines Segment Profit. SkyWest Airlines segment profit increased $48.1 million, or 82.8%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The increase in SkyWest Airlines' profit was due primarily to the following factors:

- CRJ200 engine overhaul expense incurred under the SkyWest Airlines Fixed-Rate Engine Contracts decreased $22.6 million. The decrease in CRJ200 engine overhaul expense was primarily due to a reduction in the number of scheduled engine maintenance events.
- Non-pass-through operating revenue increased by $46.2 million. The increase in non-pass through operating revenue, was primarily due to an increase in block hour production, receipt of higher incentive payments and favorable compensation negotiations with our major partners.
- SkyWest Airlines salaries, wages and employee benefits increased $24.4 million primarily due to increased block hour production.

ExpressJet Segment Loss. ExpressJet segment loss decreased $80.3 million, or 81.3%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in ExpressJet's loss was due primarily to the following factors:

- Non-pass-through operating revenue increased by $33.2 million. The increase in non-pass-through operating revenue was primarily due to an increase in block hour production, our receipt of higher incentive payments and favorable compensation negotiations with our major partners.

- ExpressJet salaries, wages and employee benefits decreased $7.8 million, primarily due to integration benefits and aircraft scheduling inefficiencies experienced in 2011 that were not replicated during 2012.
- Aircraft maintenance expense, excluding reimbursed engine overhauls, decreased $19.4 million, primarily due to a reduction in scheduled maintenance events and more efficient maintenance planning.
- Other expenses, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, decreased $5.6 million, primarily due to a reduction in new hire training from 2011.
- Non-aircraft depreciation and amortization expense decreased $5.0 million primarily due to certain fixed assets becoming fully depreciated in 2012

Operational Statistics. The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

	Year Ended December 31,		
	2012	2011	% Change
Revenue passenger miles (000)	30,088,278	29,109,039	3.4%
Available seat miles ("ASMs") (000)	37,278,554	36,698,859	1.6%
Block hours	2,297,014	2,250,280	2.1%
Departures	1,435,512	1,390,523	3.2%
Passengers carried	58,803,690	55,836,271	5.3%
Passenger load factor	80.7%	79.3%	1.4pts
Revenue per available seat mile	9.5¢	10.0¢	(5.0)%
Cost per available seat mile	9.2¢	10.1¢	(8.9)%
Fuel cost per available seat mile	1.1¢	1.6¢	(31.3)%
Average passenger trip length (miles)	512	521	(1.7)%

Revenues. Operating revenues decreased $120.6 million, or 3.3%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. For financial reporting purposes, we record these reimbursements as operating revenue. Under the Directly-Reimbursed Engine Contracts, we are reimbursed for our engine overhaul expenses as incurred. We also record those engine overhaul reimbursements as operating revenue. The following table summarizes the amount of fuel and engine overhaul reimbursements included in our passenger revenues for the periods indicated (dollar amounts in thousands).

	For the year ended December 31,			
	2012	2011	$ Change	% Change
Passenger revenues	$3,467,546	$3,584,777	$(117,231)	(3.3)%
Less: Fuel reimbursement from major partners	329,748	492,674	(162,926)	(33.1)%
Less: Engine overhaul reimbursement from major partners	159,220	173,072	(13,852)	(8.0)%
Passenger revenue excluding fuel and engine overhaul reimbursements	$2,978,578	$2,919,031	$ 59,547	2.0%

Passenger revenues. Passenger revenues decreased $117.2 million, or 3.3%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. Our passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, increased $59.5 million, or 2.0%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The increase in passenger revenues, excluding fuel and engine overhaul reimbursements, was primarily due to an increase in block hours of 2.1% during the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in block hours was due primarily to the increase in total number of aircraft in operation, Block hour production is a significant revenue driver in our flying contracts with our major partners.

Individual expense components attributable to our operations are expressed in the following table on the basis of cents per ASM. (dollar amounts in thousands).

	For the year ended December 31,					
	2012 Amount	2011 Amount	$ Change Amount	% Change Percent	2012 Cents Per ASM	2011 Cents Per ASM
Aircraft fuel	$ 426,387	$ 592,871	$(166,484)	(28.1)%	1.1	1.6
Salaries, wages and benefits	1,171,689	1,155,051	16,638	1.4%	3.1	3.1
Aircraft maintenance, materials and repairs	659,869	712,926	(53,057)	(7.4)%	1.8	1.9
Aircraft rentals	333,637	346,526	(12,889)	(3.7)%	0.9	0.9
Depreciation and amortization	251,958	254,182	(2,224)	(0.9)%	0.7	0.7
Station rentals and landing fees	169,855	174,838	(4,983)	(2.9)%	0.5	0.5
Ground handling services	125,148	131,462	(6,314)	(4.8)%	0.3	0.4
Acquisition-related costs	—	5,770	(5,770)	NM	—	0.1
Other	229,842	240,192	(10,350)	(4.3)%	0.6	0.7
Total operating expenses	3,368,385	3,613,818	(245,433)	(6.8)%	9.0	9.9
Interest expense	77,380	80,383	(3,003)	(3.7)%	0.2	0.2
Total airline expenses	$3,445,765	$3,694,201	(248,436)	(6.7)%	9.2	10.1

Fuel. Fuel costs decreased $166.5 million, or 28.1%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The average cost per gallon of fuel increased to $3.59 during the year ended December 31, 2012, from $3.48 during the year ended December 31, 2011. Effective July 1, 2012, United began purchasing the majority of the fuel for flights we operated under our United Express contracts. Thus, the decrease in our fuel expense was primarily due to an increase in the volume of gallons of fuel our major partners purchased on flights we operated under our flying contracts. The following table summarizes the gallons of fuel we purchased directly, and the change in fuel price per gallon on our fuel expense, for the periods indicated:

	For the year ended December,		
(in thousands, except per gallon amounts)	2012	2011	% Change
Fuel gallons purchased	118,765	170,332	(30.3)%
Average price per gallon	$ 3.59	$ 3.48	3.2%
Fuel expense	$426,387	$592,871	(28.1)%

Salaries Wages and Employee Benefits. Salaries, wages and employee benefits increased $16.6 million, or 1.4%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The average number of full-time equivalent employees increased 0.9% to 18,590 for the year ended December 31, 2012, from 18,418 for the year ended December 31, 2011. The increase in the average number of full-time equivalent employees and resulting increase in labor costs for the year ended December 31, 2012, compared to the year ended December 31, 2011, was primarily due to an increase in block hours of 2.1% during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Aircraft maintenance, materials and repairs. Aircraft maintenance expense decreased $53.1 million, or 7.4%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The following table summarizes the amount of engine overhauls and engine overhaul reimbursements included in our aircraft maintenance expense for the periods indicated (dollar amounts in thousands).

	For the year ended December 31,			
	2012	**2011**	**$ Change**	**% Change**
Aircraft maintenance, materials and repairs	$659,869	$712,926	$(53,057)	(7.4)%
Less: Engine overhaul reimbursement from major partners	159,220	173,072	(13,852)	(8.0)%
Less: CRJ200 engine overhauls reimbursed at fixed hourly rate	55,183	77,582	(22,399)	(28.9)%
Other aircraft maintenance, materials and repairs	$445,466	$462,272	$(16,806)	(3.6)%

Other aircraft maintenance, materials and repairs, decreased $16.8 million, or 3.6%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in aircraft maintenance expense excluding engine overhaul costs for the year ended December 31, 2012, compared to the year ended December 31, 2011, was primarily due to fewer scheduled maintenance events and our implementation of cost-reduction initiatives.

We recognize engine maintenance expense on our CRJ200 engines on an as-incurred basis as maintenance expense. Under our Fixed-Rate Engine Contracts, we recognize revenue at fixed hourly rates for mature engine maintenance on regional jet engines. Accordingly, the timing of engine maintenance events associated with aircraft under the Fixed-Rate Engine Contracts can have a significant impact on our financial results. During the year ended December 31, 2012, our CRJ200 engine expense under our Fixed-Rate Engine Contracts decreased $22.4 million compared to the year ended December 31, 2011. The decrease in CRJ200 engine overhauls reimbursed under our Fixed-Rate Engine Contracts was principally due to fewer scheduled engine maintenance events. Under our Directly-Reimbursed Engine Contracts, we are reimbursed for engine overhaul costs by our major partner at the time the maintenance event occurs. Such reimbursements are reflected as passenger revenue in our consolidated statements of comprehensive income (loss).

Aircraft rentals. Aircraft rentals decreased $12.9 million, or 3.7%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease was primarily due to aircraft lease renewals at lower rates.

Depreciation and amortization. Depreciation and amortization expense decreased $2.2 million, or 0.9%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in depreciation expense was primarily due to certain rotable assets being fully depreciated during 2012 and a lower volume of capital expenditures.

Station rentals and landing fees. Station rentals and landing fees expense decreased $5.0 million, or 2.9%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in station rentals and landing fees expense was primarily due to our major partners paying for certain station rents and landing fees directly to the applicable airports.

Ground handling service. Ground handling service expense decreased $6.3 million, or 4.8%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in ground handling service expense was primarily due to a reduction in outsourced ground handling services resulting from the termination of SkyWest Airlines' AirTran code share agreement during the year ended December 31, 2011.

Acquisition-related costs. During the year ended December 31, 2011, we incurred $5.8 million of direct severance, legal and advisor fees associated with Atlantic Southeast's acquisition of ExpressJet

Delaware in November 2010. We did not incur comparable expense during the year ended December 31, 2012.

Other operating expenses. Other expenses, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, decreased $10.4 million, or 4.3%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in other operating expenses was primarily due to the reduction in property tax expense resulting from refunds received during the year ended December 31, 2012, a reduction in simulator training expense and a reduction in legal and consulting expenses.

Total airline expenses. Total airline expenses (consisting of total operating and interest expenses) decreased $248.4 million, or 6.7%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under our Directly-Reimbursed Engine Contracts, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses for the periods indicated (dollar amounts in thousands).

	For the year ended December 31,			
	2012	**2011**	**$ Change**	**% Change**
Total airline expense	$3,445,765	$3,694,201	$(248,436)	(6.7)%
Less: Fuel expense	426,387	592,871	(166,484)	(28.1)%
Less: Engine overhauls Directly-Reimbursed Engine Contracts	159,220	173,072	(13,852)	(8.0)%
Less: CRJ200 engine overhauls reimbursed at fixed hourly rate	55,183	77,582	(22,399)	(28.9)%
Total airline expense excluding fuel and engine overhauls and CRJ200 engine overhauls reimbursed at fixed hourly rate	$2,804,975	$2,850,676	$ (45,701)	(1.6)%

Excluding fuel and engine overhaul costs and CRJ200 engine overhauls reimbursed at fixed hourly rates, our total airline expenses decreased $45.7 million, or 1.6%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. The percentage decrease in total airline expenses, excluding fuel and engine overhauls, was different than the percentage increase in passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, due primarily to the factors described above.

Summary of other income (expense) items:

Other expenses, net. Other expenses, net decreased $2.8 million during the year ended December 31, 2012, compared to the year ended December 31, 2011. Other expenses primarily consist of earnings and losses from our investments in TRIP and Air Mekong, which we account for under the equity method of accounting. The decrease in other expenses was due primarily to our recognition of our portion of the losses incurred by TRIP and Air Mekong during the applicable periods.

Adjustment to Purchase Accounting Gain. In connection with the preparation of ExpressJet's 2010 tax return, an adjustment to the ExpressJet acquisition accounting was identified that resulted in an increase to the acquired deferred tax liabilities of $5.7 million, which was reflected on the consolidated statement of comprehensive income (loss) under the caption "Purchase accounting gain (adjustment)" for the year ended December 31, 2011. We did not incur comparable expenses during the year ended December 31, 2012.

Income Taxes Expense. Our effective tax rate for the years ended December 31, 2012 and 2011 was higher than the federal statutory rate of 35%, primarily due to state income taxes and expenses we incurred with limited tax deductibility relative to our pre-tax income for the year. Additionally, in conjunction with the preparation of the ExpressJet's 2010 income tax return during the year ended December 31, 2011, we revised our estimate of the 2010 ExpressJet post-acquisition tax loss recorded as a deferred tax asset as of December 31, 2010, which resulted in a $7.2 million benefit.

Net Income (loss). Primarily due to factors described above, we had net income of $51.2 million, or $0.99 per diluted share, for the year ended December 31, 2012, compared to net loss of $(27.3) million, or ($0.52) per diluted share, for the year ended December 31, 2011.

Liquidity and Capital Resources

Sources and Uses of Cash

Cash Position and Liquidity. The following table provides a summary of the net cash provided by (used in) our operating, investing and financing activities for the years ended December 31, 2013 and 2012, and our total cash and marketable securities position as of December 31, 2013 and December 31, 2012 (in thousands).

	For the year ended December 31,			
	2013	2012	$ Change	% Change
Net cash provided by operating activities	$ 289,890	$ 288,824	1,066	0.4%
Net cash used in investing activities	(65,961)	(108,360)	42,399	39.1%
Net cash used in financing activities	(187,065)	(176,218)	(10,847)	(6.2)%

	December 31, 2013	December 31, 2012	$ Change	% Change
Cash and cash equivalents	$170,636	$133,772	36,864	27.6%
Restricted cash	12,219	19,553	(7,334)	(37.5)%
Marketable securities	487,239	556,117	(68,878)	(12.4)%
Total	670,094	$709,442	(39,348)	(5.5)%

Cash Flows from Operating Activities.

Net cash provided by operating activities increased $1.1 million, or 0.4%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase was primarily due to our receipt of $49 million of cash from United during the year ended December 31, 2013 for amounts previously deferred under the United Express Agreement. This increase was mostly offset by changes in our working capital accounts.

Cash Flows from Investing Activities.

Net cash used in investing activities decreased $42.4 million, or 39.1% during the year ended December 31, 2013, compared to the year ended December 31, 2012. During the year ended December 31, 2013, net sales of marketable securities increased $127.4 million as compared to the year ended December 31, 2012. This change was partially offset by an increase in deposits on aircraft of $40 million and an increase in purchases of aircraft and rotable spares of $45.2 million during the year ended December 31, 2013, compared to the year ended December 31, 2012.

Cash Flows from Financing Activities.

Net cash used in financing activities increased $10.8 million, or 6.2%, during the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase was primarily related to increased expense attributable to the increase in purchase of treasury shares of $10.8 million during the year ended December 31, 2013, compared to the year ended December, 2012.

Liquidity and Capital Resources

We believe that in the absence of unusual circumstances, the working capital currently available to us, together with our projected cash flows from operations, will be sufficient to meet our present financial requirements, including anticipated expansion, planned capital expenditures, and scheduled lease payments and debt service obligations for at least the next 12 months.

At December 31, 2013, our total capital mix was 52.6% equity and 47.4% long-term debt, compared to 48.5% equity and 51.5% long-term debt at December 31, 2012.

As of December 31, 2013 and 2012, SkyWest Airlines had a $25 million line of credit. As of December 31, 2013 and 2012, SkyWest Airlines had no amount outstanding under the facility. The facility is scheduled to expire on March 31, 2014 and has a variable interest rate of Libor plus 3%.

As of December 31, 2013, we had $88.5 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

As of December 31, 2013 and 2012, we classified $12.2 million and $19.6 million as restricted cash, respectively, related to our workers compensation policies.

Significant Commitments and Obligations

General

The following table summarizes our commitments and obligations as noted for each of the next five years and thereafter (in thousands):

	Total	2014	2015	2016	2017	2018	Thereafter
Operating lease payments for aircraft and facility obligations	$1,889,363	$ 380,413	$ 331,151	$258,464	$194,258	$153,294	$ 571,783
Firm aircraft commitments	1,166,829	709,700	447,157	9,972	—	—	—
Interest commitments(A)	363,311	64,564	57,736	50,601	43,409	36,800	110,201
Principal maturities on long-term debt	1,470,568	177,389	184,510	188,240	161,735	139,020	619,674
Total commitments and obligations	$4,890,071	$1,332,066	$1,020,554	$507,277	$399,402	$329,114	$1,301,658

(A) At December 31, 2013, we had variable rate notes representing 29.5% of our total long-term debt. Actual interest commitments will change based on the actual variable interest.

Purchase Commitments and Options

On May 21, 2013, we announced our execution of an agreement with Embraer, S.A. for the purchase of 100 new E175 dual-class regional jet aircraft. Of the 100 aircraft, 40 are considered firm deliveries and the remaining 60 aircraft are considered conditional until we enter into capacity purchase agreements with other major airlines to operate the aircraft. We anticipate that we will begin taking delivery of these aircraft in March 2014 and have scheduled delivery of the remaining aircraft covered by the order through August 2015.

We have not historically funded a substantial portion of our aircraft acquisitions with working capital. Rather, we have generally funded our aircraft acquisitions through a combination of operating leases and long-term debt financing. At the time of each aircraft acquisition, we evaluate the financing alternatives available to us, and select one or more of these methods to fund the acquisition. At present, we intend to fund our acquisition of any additional aircraft through a combination of operating leases and debt financing, consistent with our historical practices. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for our committed acquisitions, as well as additional aircraft, without materially reducing the amount of working capital available for our operating activities.

Aircraft Lease and Facility Obligations

We also have significant long-term lease obligations, primarily relating to our aircraft fleet. At December 31, 2013, we had 570 aircraft under lease with remaining terms ranging from one to 12 years. Future minimum lease payments due under all long-term operating leases were approximately $1.9 billion at December 31, 2013. Assuming a 5.8% discount rate, which is the average rate used to approximate the implicit rates within the applicable aircraft leases, the present value of these lease obligations would have been equal to approximately $1.5 billion at December 31, 2013.

Long-term Debt Obligations

As of December 31, 2013, we had $1.5 billion of long-term debt obligations related to the acquisition of CRJ200, CRJ700 and CRJ900 aircraft. The average effective interest rate on the debt related to the CRJ aircraft was approximately 4.5% at December 31, 2013.

Guarantees

We have guaranteed the obligations of SkyWest Airlines under the SkyWest Airlines Delta Connection Agreement and the obligations of ExpressJet under the ExpressJet Delta Connection Agreement. We have also guaranteed the obligations of ExpressJet under the United CPA.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Aircraft Fuel

In the past, we have not experienced difficulties with fuel availability and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements, United, Delta, Alaska, American and US Airways have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our pro-rate operations. For the year ended December 31, 2013, approximately 3% of our ASMs were flown under pro-rate arrangements. The average price per gallon of aircraft fuel decreased 3.9% to $3.45 for the year ended December 31, 2013, from $3.59 for the year ended December 31, 2012. For illustrative purposes only, we have estimated the impact of the market risk of fuel on our pro-rate operations using a hypothetical increase of 25% in the price per gallon we purchase. Based on this hypothetical assumption, we would have incurred an additional $25.3 million in fuel expense for the year ended December 31, 2013.

Interest Rates

Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense. We would also receive higher amounts of interest income on cash and securities held at the time; however, the market value of our available-for-sale securities would likely decline. At December 31, 2013, we had variable rate notes representing 29.5% of our total long-term debt compared to 31.7% of our long-term debt at December 31, 2012. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $4.8 million in interest expense and received $6.7 million in additional interest income for the year ended December 31, 2013, and we would have incurred an additional $5.5 million in interest expense and received $6.5 million in additional interest income for the year ended December 31, 2012. However, under our contractual arrangement with our major partners, the majority of the increase in interest expense would be passed through and recorded as passenger revenue in our consolidated statements of comprehensive income (loss). If interest rates were to decline, our major partners would receive the principal benefit of the decline, since interest expense is generally passed through to our major partners, resulting in a reduction to passenger revenue in our consolidated statement of comprehensive income (loss).

We currently intend to finance the acquisition of aircraft through manufacturer financing, third-party leases or long-term borrowings. Changes in interest rates may impact the actual cost to us to acquire these aircraft. To the extent we place these aircraft in service under our code-share agreements with Delta, United, or other carriers, our code-share agreements currently provide that reimbursement rates will be adjusted higher or lower to reflect changes in our aircraft rental rates.

Auction Rate Securities

We have investments in auction rate securities, which are classified as available for sale securities and reflected at fair value. As of December 31, 2013, we had investments in auction rate securities valued at a total of $2.2 million which were classified as "Other Assets" on our consolidated balance sheet. For a more detailed discussion on auction rate securities, including our methodology for estimating their fair value, see Note 6 to our consolidated financial statements appearing in Item 8 of this Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SkyWest, Inc. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 14, 2014

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

ASSETS

	December 31, 2013	December 31, 2012
CURRENT ASSETS:		
Cash and cash equivalents	$ 170,636	$ 133,772
Marketable securities	487,239	556,117
Restricted cash	12,219	19,553
Income tax receivable	840	—
Receivables, net	111,186	130,102
Inventories, net	138,094	113,581
Prepaid aircraft rents	360,781	325,999
Deferred tax assets	156,050	124,320
Other current assets	27,392	30,596
Total current assets	1,464,437	1,434,040
PROPERTY AND EQUIPMENT:		
Aircraft and rotable spares	4,080,886	3,997,926
Deposits on aircraft	40,000	—
Buildings and ground equipment	279,965	274,085
	4,400,851	4,272,011
Less-accumulated depreciation and amortization	(1,749,058)	(1,561,015)
Total property and equipment, net	2,651,793	2,710,996
OTHER ASSETS		
Intangible assets, net	14,998	17,248
Other assets	101,991	92,353
Total other assets	116,989	109,601
Total assets	$ 4,233,219	$ 4,254,637

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2013	December 31, 2012
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 177,389	$ 171,454
Accounts payable	245,518	222,671
Accrued salaries, wages and benefits	133,002	121,352
Accrued aircraft rents	7,492	12,745
Taxes other than income taxes	19,626	22,353
Income tax payable	—	1,255
Other current liabilities	37,437	39,595
Total current liabilities	620,464	591,425
OTHER LONG TERM LIABILITIES	76,305	57,422
LONG TERM DEBT, net of current maturities	1,293,179	1,470,568
DEFERRED INCOME TAXES PAYABLE	727,358	657,620
DEFERRED AIRCRAFT CREDITS	80,974	90,427
COMMITMENTS AND CONTINGENCIES (Note 6)		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized; none issued	—	—
Common stock, no par value, 120,000,000 shares authorized; 77,325,702 and 76,713,154 shares issued, respectively	618,511	609,763
Retained earnings	1,197,819	1,147,117
Treasury stock, at cost, 26,095,636 and 25,280,364 shares, respectively	(382,950)	(371,211)
Accumulated other comprehensive income (Note 1)	1,559	1,506
Total stockholders' equity	1,434,939	1,387,175
Total liabilities and stockholders' equity	$4,233,219	$4,254,637

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share amounts)

	Year Ended December 31, 2013	2012	2011
OPERATING REVENUES:			
Passenger	$3,239,525	$3,467,546	$3,584,777
Ground handling and other	58,200	66,826	70,146
Total operating revenues	3,297,725	3,534,372	3,654,923
OPERATING EXPENSES:			
Salaries, wages and benefits	1,211,307	1,171,689	1,155,051
Aircraft maintenance, materials and repairs	686,381	659,869	712,926
Aircraft rentals	325,360	333,637	346,526
Depreciation and amortization	245,005	251,958	254,182
Aircraft fuel	193,513	426,387	592,871
Station rentals and landing fees	114,688	169,855	174,838
Ground handling services	129,119	125,148	131,462
Acquisition related costs	—	—	5,770
Other, net	239,241	229,842	240,192
Total operating expenses	3,144,614	3,368,385	3,613,818
OPERATING INCOME	153,111	165,987	41,105
OTHER INCOME (EXPENSE):			
Interest income	3,689	7,928	8,236
Interest expense	(68,658)	(77,380)	(80,383)
Purchase accounting adjustment	—	—	(5,711)
Other, net	10,390	(10,639)	(13,417)
Total other expense, net	(54,579)	(80,091)	(91,275)
INCOME (LOSS) BEFORE INCOME TAXES	98,532	85,896	(50,170)
PROVISION (BENEFIT) FOR INCOME TAXES	39,576	34,739	(22,835)
NET INCOME (LOSS)	$ 58,956	$ 51,157	$ (27,335)
BASIC EARNINGS (LOSS) PER SHARE	$ 1.14	$ 1.00	$ (0.52)
DILUTED EARNINGS (LOSS) PER SHARE	$ 1.12	$ 0.99	$ (0.52)
Weighted average common shares:			
Basic	51,688	51,090	52,201
Diluted	52,422	51,746	52,201
COMPREHENSIVE INCOME (LOSS):			
Net income (loss)	$ 58,956	$ 51,157	$ (27,335)
Proportionate share of other companies foreign currency translation adjustment, net of taxes	66	(251)	(295)
Net unrealized appreciation (depreciation) on marketable securities, net of taxes	(13)	316	534
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 59,009	$ 51,222	$ (27,096)

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Retained	Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Shares	Amount	Income (Loss)	Total
Balance at December 31, 2010	75,245	$589,610	$1,139,739	(21,072)	$(309,628)	$1,202	$1,420,923
Net loss	—	—	(27,335)	—	—	—	(27,335)
Proportionate share of other companies foreign currency translation adjustment, net of tax of $180	—	—	—	—	—	(295)	(295)
Net unrealized appreciation on marketable securities net of tax of $327	—	—	—	—	—	534	534
Exercise of common stock options and issuance of restricted stock	289	70	—	—	—	—	70
Sale of common stock under employee stock purchase plan	300	4,372	—	—	—	—	4,372
Stock based compensation expense related to the issuance of stock options and restricted stock	—	5,365	—	—	—	—	5,365
Tax deficiency from exercise of common stock options	—	(432)	—	—	—	—	(432)
Treasury stock purchases	—	—	—	(4,149)	(60,681)	—	(60,681)
Cash dividends declared ($0.16 per share)	—	—	(8,260)	—	—	—	(8,260)
Balance at December 31, 2011	75,834	598,985	1,104,144	(25,221)	(370,309)	1,441	1,334,261
Net income	—	—	51,157	—	—	—	51,157
Proportionate share of other companies foreign currency translation adjustment, net of tax of $154	—	—	—	—	—	(251)	(251)
Net unrealized appreciation on marketable securities, net of tax of $194	—	—	—	—	—	316	316
Exercise of common stock options and issuance of restricted stock	392	1,879	—	—	—	—	1,879
Sale of common stock under employee stock purchase plan	487	4,068	—	—	—	—	4,068
Stock based compensation expense related to the issuance of stock options and restricted stock	—	4,693	—	—	—	—	4,693
Tax benefit from exercise of common stock options	—	138	—	—	—	—	138
Treasury stock purchases	—	—	—	(59)	(902)	—	(902)
Cash dividends declared ($0.16 per share)	—	—	(8,184)	—	—	—	(8,184)
Balance at December 31, 2012	76,713	609,763	1,147,117	(25,280)	(371,211)	1,506	1,387,175
Net income	—	—	58,956	—	—	—	58,956
Proportionate share of other companies foreign currency translation adjustment, net of tax of $8	—	—	—	—	—	66	66
Net unrealized depreciation on marketable securities, net of tax of $43	—	—	—	—	—	(13)	(13)
Exercise of common stock options and issuance of restricted stock	313	835	—	—	—	—	835
Sale of common stock under employee stock purchase plan	300	3,696	—	—	—	—	3,696
Stock based compensation expense related to the issuance of stock options and restricted stock	—	4,363	—	—	—	—	4,363
Tax deficiency from exercise of common stock options	—	(146)	—	—	—	—	(146)
Treasury stock purchases	—	—	—	(816)	(11,739)	—	(11,739)
Cash dividends declared ($0.16 per share)	—	—	(8,254)	—	—	—	(8,254)
Balance at December 31, 2013	77,326	$618,511	$1,197,819	(26,096)	$(382,950)	$1,559	$1,434,939

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 58,956	$ 51,157	$ (27,335)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	245,005	251,958	254,182
Stock based compensation expense	4,363	4,693	5,365
Loss (gain) on sale of property and equipment	—	621	(29)
Undistributed losses (earnings) of other companies	(10,830)	10,199	13,273
Capitalized Brasilia engine overhauls	(29,606)	(25,742)	(17,792)
Adjustment to purchase accounting gain	—	—	5,711
Net increase (decrease) in deferred income taxes	38,007	34,800	(21,537)
Changes in operating assets and liabilities:			
Decrease (increase) in restricted cash	7,334	(119)	2,341
Decrease (increase) in receivables	18,916	408	(10,665)
Decrease (increase)in income tax receivable	(840)	1,568	1,788
Decrease (increase) in inventories	(24,513)	1,630	(8,639)
Increase in other current assets and prepaid aircraft rents	(31,578)	(39,451)	(28,668)
Decrease in deferred aircraft credits	(8,432)	(7,112)	(8,586)
Increase (decrease) in accounts payable and accrued aircraft rents	17,594	(7,653)	10,161
Increase (decrease) in other current liabilities	5,514	11,867	(7,444)
NET CASH PROVIDED BY OPERATING ACTIVITIES	289,890	288,824	162,126
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(488,564)	(736,330)	(683,396)
Sales of marketable securities	557,424	677,798	857,031
Proceeds from the sale of property and equipment	293	15,265	193
Proceeds from installment payment of equity shares of TRIP	16,658	8,064	—
Acquisition of property and equipment:			
Aircraft and rotable spare parts	(102,499)	(57,277)	(158,942)
Deposits on aircraft	(40,000)	—	(13,500)
Buildings and ground equipment	(9,502)	(7,662)	(13,756)
Decrease (increase) in other assets	229	(8,218)	817
NET CASH USED IN INVESTING ACTIVITIES	(65,961)	(108,360)	(11,553)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	—	44,900	76,454
Principal payments on long-term debt	(171,453)	(218,270)	(159,038)
Return of deposits on aircraft and rotable spare parts	—	—	13,900
Net proceeds from issuance of common stock	4,385	6,231	4,446
Purchase of treasury stock	(11,739)	(902)	(60,681)
Payment of cash dividends	(8,258)	(8,177)	(8,466)
NET CASH USED IN FINANCING ACTIVITIES	(187,065)	(176,218)	(133,385)
Increase in cash and cash equivalents	36,864	4,246	17,188
Cash and cash equivalents at beginning of year	133,772	129,526	112,338
CASH AND CASH EQUIVALENTS AT END OF YEAR	170,636	133,772	129,526
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the year for:			
Interest, net of capitalized amounts	$ 71,323	$ 78,407	$ 81,187
Income taxes	$ 3,678	$ (1,354)	$ (2,198)

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

(1) Nature of Operations and Summary of Significant Accounting Policies

SkyWest, Inc. (the "Company"), through its subsidiaries, SkyWest Airlines, Inc. ("SkyWest Airlines") and ExpressJet Airlines, Inc. ("ExpressJet") operates the largest regional airline in the United States. As of December 31, 2013, SkyWest and ExpressJet offered scheduled passenger and air freight service with approximately 4,000 total daily departures to different destinations in the United States, Canada, Mexico and the Caribbean. Additionally, the Company provides ground handling services for other airlines throughout its system. As of December 31, 2013, the Company had a combined fleet of 757 aircraft consisting of the following:

	CRJ200	ERJ145	ERJ135	CRJ700	CRJ900	EMB120	Total
United	92	242	9	70	—	36	449
Delta	125	—	—	60	60	9	254
American	23	—	—	—	—	—	23
US Airways	11	—	—	—	4	—	15
Alaska	—	—	—	7	—	—	7
Subleased to an un-affiliated entity	2	—	—	—	—	—	2
Unassigned	7	—	—	—	—	—	7
Total	260	242	9	137	64	45	757

For the year ended December 31, 2013, approximately 60.9% of the Company's aggregate capacity was operated for United, approximately 33.6% was operated for Delta approximately 1.3% was operated for Alaska, approximately 1.6% was operated for US Airways and approximately 2.6% was operated for American.

SkyWest Airlines has been a code-share partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. In May 2011, SkyWest Airlines entered into a capacity purchase agreement with Alaska. In November 2011, SkyWest Airlines entered into a code share agreement with US Airways. In September, 2012, SkyWest Airlines and ExpressJet entered into code share agreements (the "American Agreements") with American Airlines, Inc. ("American"). As of December 31, 2013, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City and Minneapolis, a United Express carrier in Los Angeles, San Francisco, Denver, Houston, Chicago and the Pacific Northwest, an Alaska carrier in Seattle/ Tacoma and Portland, a US Airways carrier in Phoenix and an American carrier in Los Angeles.

On November 17, 2011, the Company's wholly-owned subsidiaries, Atlantic Southeast Airlines, Inc. and ExpressJet Airlines, Inc., consolidated their operations under a single operating certificate, and on December 31, 2011, Atlantic Southeast Airlines, Inc. and ExpressJet Airlines, Inc. were merged, with the surviving corporation named ExpressJet Airlines, Inc. (the "ExpressJet Combination"). In the following Notes to Consolidated Financial Statements, "Atlantic Southeast" refers to Atlantic Southeast Airlines, Inc. for periods prior to the ExpressJet Combination, "ExpressJet Delaware" refers to ExpressJet Airlines, Inc., a Delaware corporation, for periods prior to the ExpressJet Combination, and "ExpressJet" refers to ExpressJet Airlines, Inc., the Utah corporation resulting from the combination of

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Atlantic Southeast and ExpressJet Delaware, for periods subsequent to the ExpressJet Combination. At the time of the ExpressJet Combination, Atlantic Southeast had been a code-share partner with Delta in Atlanta since 1984 and a code-share partner with United since February 2010. As of December 31, 2013, ExpressJet operated as a Delta Connection carrier in Atlanta and Detroit and a United Express carrier in Chicago (O'Hare), Washington, D.C. (Dulles International Airport), Cleveland, Newark, Houston and Denver.

Basis of Presentation

The Company's consolidated financial statements include the accounts of SkyWest, Inc. and its subsidiaries, including SkyWest Airlines and ExpressJet, with all inter-company transactions and balances having been eliminated.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2013, up until the filing of the Company's annual report with the U.S. Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company classified $12.2 million and $19.6 million of cash as restricted cash as required by the Company's workers' compensation policy and classified it accordingly in the consolidated balance sheets as of December 31, 2013 and 2012, respectively.

Marketable Securities

The Company's investments in marketable debt and equity securities are deemed by management to be available for sale and are reported at fair market value with the net unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive income in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

identification method, is recognized in other income and expense. The Company's position in marketable securities as of December 31, 2013 and 2012 was as follows (in thousands):

	2013		2012	
Investment Types	**Cost**	**Market Value**	**Cost**	**Market Value**
Commercial paper	$ —	$ —	$ 3,510	$ 3,514
Bond and bond funds	489,071	489,294	555,603	556,133
Asset backed securities	182	190	296	314
	489,253	489,484	559,409	559,961
Unrealized appreciation	231	—	552	—
Total	489,484	489,484	$559,961	$559,961

Marketable securities had the following maturities as of December 31, 2013 (in thousands):

Maturities	**Amount**
Year 2014	$304,353
Years 2015 through 2018	182,873
Years 2019 through 2023	—
Thereafter	2,258

As of December 31, 2013, the Company had classified $487.2 million of marketable securities as short-term since it has the intent to maintain a liquid portfolio and the ability to redeem the securities within one year. The Company has classified approximately $2.2 million of investments as non-current and has identified them as "Other assets" in the Company's consolidated balance sheet as of December 31, 2013 (see Note 7).

Inventories

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical results and management's expectations of future operations. Expendable inventory parts are charged to expense as used. An obsolescence allowance for flight equipment expendable parts is accrued based on estimated lives of the corresponding fleet types and salvage values. The inventory allowance as of December 31, 2013 and 2012 was $10.1 million and $9.2 million, respectively. These allowances are based on management estimates, which are subject to change.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

Assets	Depreciable Life	Residual Value
Aircraft and rotable spares	10 - 18 years	0 - 30%
Ground equipment	5 - 10 years	0%
Office equipment	5 - 7 years	0%
Leasehold improvements	15 years or life of the lease	0%
Buildings	20 - 39.5 years	0%

Impairment of Long Lived Assets

As of December 31, 2013, the Company had approximately $2.7 billion of property and equipment and related assets. Additionally, as of December 31, 2013, the Company had approximately $15.0 million in intangible assets. In accounting for these long-lived and intangible assets, the Company makes estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. On September 7, 2005, the Company completed the acquisition of all of the issued and outstanding capital stock of Atlantic Southeast and recorded an intangible asset of approximately $33.7 million relating to the acquisition. The intangible asset is being amortized over fifteen years under the straight-line method. As of December 31, 2013 and 2012, the Company had $18.7 million and $16.5 million in accumulated amortization expense, respectively. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, the Company evaluates whether impairment indicators are present. When considering whether or not impairment of long-lived assets exists, we group similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the fleet or contract level. The Company did not recognize any impairments of long-lived assets during 2013, 2012, or 2011.

Capitalized Interest

Interest is capitalized on aircraft purchase deposits as a portion of the cost of the asset and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2013, 2012 and 2011, the Company capitalized interest costs of approximately $1.2 million, $0, and $0, respectively.

Maintenance

The Company operates under an FAA-approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its regional jet engine overhauls wherein the expense is recorded when the overhaul event occurs. The Company has an engine services

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

agreement with a third party vendor to provide long-term engine services covering the scheduled and unscheduled repairs for certain of its Bombardier CRJ700 Regional Jets ("CRJ700s") and Embraer S.A. ("Embraer") ERJ145 regional jet ("ERJ 145") aircraft. Under the terms of the agreement, the Company pays a set dollar amount per engine hour flown on a monthly basis and the third party vendor will assume the responsibility to repair the engines at no additional cost to the Company, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the engine hour is flown pursuant to the terms of the contract. The Company uses the "deferral method" of accounting for its Embraer Brasilia EMB-120 turboprop aircraft ("Brasilia turboprop") engine overhauls wherein the overhaul costs are capitalized and depreciated to the next estimated overhaul event. The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred. For leased aircraft, the Company is subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. For Brasilia turboprop engine overhauls related to leased aircraft to be returned, the Company adjusts the estimated useful lives of the final engine overhauls based on the shorter of the remaining useful life or the respective lease return dates.

Passenger and Ground Handling Revenues

The Company recognizes passenger and ground handling revenues when the service is provided. Under the Company's contract and pro-rate flying agreements with Delta, United, US Airways, American and Alaska, revenue is considered earned when the flight is completed. Revenue is recognized under the Company's pro-rate flying agreements based upon the portion of the pro-rate passenger fare the Company anticipates that it will receive. Other ancillary revenues commonly associated with airlines such as baggage fee revenue, ticket change fee revenue and the marketing component of the sale of mileage credits are retained by the Company's major airline partners on flights that the Company operates under its code-share agreements.

In the event that the contractual rates under the agreements have not been finalized at quarterly or annual financial statement dates, the Company records revenues based on the lower of prior period's approved rates, as adjusted to reflect any contract negotiations and the Company's estimate of rates that will be implemented in accordance with revenue recognition guidelines.

In the event the Company has a reimbursement dispute with a major partner, the Company evaluates the dispute under its established revenue recognition criteria and, provided the revenue recognition criteria have been met, the Company recognizes revenue based on management's estimate of the resolution of the dispute.

In several of the Company's agreements, the Company is eligible for incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the agreements and are being measured and determined on a monthly, quarterly or semi-annual basis. At the end of period, the Company calculates the incentives achieved during that period and recognizes revenue accordingly.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

The following summarizes the significant provision of each code share agreement the Company has with each major partner:

Delta Connection Agreements

Agreement	Number of aircraft under contract	Term / Termination Dates	Pass through costs or costs paid directly by major partner	Performance Incentive Structure	Payment Structure
SkyWest Airlines Delta Connection Agreement	• CRJ 200 - 41 • CRJ700 - 19 • CRJ 900 - 32	• The contract expires on an individual aircraft basis beginning in 2014 • The final aircraft expires in 2022 • The average remaining term of the aircraft under contract is 5.8 years • Upon expiration, aircraft may be renewed or extended	• Fuel • Engine Maintenance • Landing fees, Station Rents, Deice • Insurance	• No financial performance based incentives	• Rate per block hour, per departure and per aircraft under contract
ExpressJet Delta Connection Agreement	• CRJ 200 - 76 • CRJ700 - 41 • CRJ 900 - 28	• The contract expires on an individual aircraft basis beginning in 2014 • The final aircraft expires in 2022 • The average remaining term of the aircraft under contract is 4.4 years • Upon expiration, aircraft may be renewed or extended	• Fuel • Engine Maintenance • Landing fees, Station Rents, Deice Insurance	• Performance based financial incentives	• Rate per block hour, per departure and per aircraft under contract
SkyWest Airlines Prorate Agreement	• EMB 120 - 9 • CRJ200 - 8	• Terminate with 120 days notice	• None	• None	• Pro-rata sharing of the passenger fare revenue

SkyWest Airlines and ExpressJet are each parties to a Delta Connection Agreement with Delta, pursuant to which SkyWest Airlines and ExpressJet provide contract flight services for Delta. The SkyWest Airlines and ExpressJet Delta Connection Agreements contain multi-year rate reset provisions beginning in 2010 and continuing each 5th year thereafter. The Delta Connection Agreements also provide that, beginning with the fifth anniversary of the execution of the agreements (September 8, 2010), Delta has the right to require that certain contractual rates under those agreements shall not exceed the second lowest of all carriers within the Delta Connection program. During the fourth quarter of 2010, SkyWest Airlines and ExpressJet reached an agreement with Delta on contractual rates satisfying the 2010 rate reset provision and the second-lowest rate provision and agreed to rates through December 31, 2015. Delta additionally waived its right to require that the contractual rates payable under the Delta Connection Agreements shall not exceed the second-lowest rates of all carriers within the Delta Connection program through December 31, 2015.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

United Express Agreements

Agreement	Number of aircraft under contract	Term / Termination Dates	Pass through costs or costs paid directly by major partner	Performance Incentive Structure	Payment Structure
SkyWest Airlines United Express Agreement	• CRJ 200 - 61 • CRJ700 - 70 • EMB 120 - 9	• The contract expires on an individual aircraft basis beginning in 2014 • The final aircraft expires in 2024 • The average remaining term of the aircraft under contract is 3.8 years • Upon expiration, aircraft may be renewed or extended	• Fuel • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives	• Rate per block hour, per departure and per aircraft under contract
Atlantic Southeast United Express Agreement	• CRJ 200 - 14	• Terminates 2015 • Upon expiration, aircraft may be renewed or extended	• Fuel • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives	• Rate per block hour, per departure and per aircraft under contract
ExpressJet Delaware United Express Agreement	• EMB 145 - 22	• Terminates 2015 • Upon expiration, aircraft may be renewed or extended	• Fuel • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives	• Rate per block hour, per departure and per aircraft under contract
ExpressJet Delaware United Express Agreement	• EMB 135 - 9 • EMB 145 - 220	• The contract expires on an individual aircraft basis beginning in 2014 • The final aircraft expires in 2020 • The average remaining term of the aircraft under contract is 4.3 years • Upon expiration, aircraft may be renewed or extended	• Fuel • Engine Maintenance • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives or penalties	• Rate per block hour, per departure and per aircraft under contract
SkyWest Airlines United Express Prorate Agreement	• CRJ200 - 17 • EMB 120 - 27	• Terminate with 120 days notice	• None	• None	• Pro-rata sharing of the passenger fare revenue

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Alaska Capacity Purchase Agreement

Agreement	Number of aircraft under contract	Term / Termination Dates	Pass through costs or costs paid directly by major partner	Incentive Structure	Payment Structure
SkyWest Airlines Capacity Purchase Agreement	• CRJ 700 - 7	• Terminates 2018 • Upon expiration, aircraft may be renewed or extended	• Fuel • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives	• Rate per block hour, per departure and per aircraft under contract

US Airways Express Agreement

Agreement	Number of aircraft under contract	Term / Termination Dates	Pass through costs or costs paid directly by major partner	Incentive Structure	Payment Structure
SkyWest Airlines US Airways Express Agreement	• CRJ200 - 10 • CRJ900 - 4	• Terminates 2015 • Upon expiration, aircraft may be renewed or extended	• Fuel • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives	• Rate per block hour, per departure and per aircraft under contract
SkyWest Airlines US Airways Express Prorate Agreement	• CRJ200 - 1	• Terminate with 120 days notice	• None	• None	• Pro-rata sharing of the passenger fare revenue

American Agreement

Agreement	Number of aircraft under contract	Term / Termination Dates	Pass through costs or costs paid directly by major partner	Incentive Structure	Payment Structure
SkyWest Airlines American Capacity Purchase Agreement	• CRJ200 - 12	• Terminate 2016 • Upon expiration, aircraft may be renewed or extended	• Fuel • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives	• Rate per block hour, per departure and per aircraft under contract
ExpressJet American Capacity Purchase Agreement	• CRJ200 - 11	• Terminates 2017 • Upon expiration, aircraft may be renewed or extended	• Fuel • Landing fees, Station Rents, Deice • Insurance	• Performance based incentives	• Rate per block hour, per departure and per aircraft under contract

Other Revenue Items

The Company's passenger and ground handling revenues could be impacted by a number of factors, including changes to the Company's code-share agreements with Delta, United, Alaska, American or US Airways, contract modifications resulting from contract re-negotiations, the Company's ability to earn incentive payments contemplated under the Company's code-share agreements and settlement of reimbursement disputes with the Company's major partners.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Under the Company's code-share agreements with Delta, United, Alaska, US Airways and American, the compensation structure generally consists of a combination of agreed-upon rates for operating flights and direct reimbursement for other certain costs associated with operating the aircraft. A portion of the Company's contract flying compensation is designed to reimburse the Company for certain aircraft ownership costs. The Company has concluded that a component of its revenue under these agreements is rental income, inasmuch as the agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time. The amounts deemed to be rental income under the agreements for the years ended December 31, 2013, 2012 and 2011 were $500.2 million, $506.7 million and $521.3 million, respectively. These amounts were recorded as passenger revenue on the Company's consolidated statements of operations. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statement of comprehensive income (loss) since the use of the aircraft is not a separate activity of the total service provided and there is not a separate profitability measurement for the deemed rental activity of the aircraft.

Deferred Aircraft Credits

The Company accounts for incentives provided by aircraft manufacturers as deferred credits. The deferred credits related to leased aircraft are amortized on a straight-line basis as a reduction to rent expense over the lease term. Credits related to owned aircraft reduce the purchase price of the aircraft, which has the effect of amortizing the credits on a straight-line basis as a reduction in depreciation expense over the life of the related aircraft. The incentives are credits that may be used to purchase spare parts and pay for training and other expenses.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income (loss) per common share. During the years ended December 31, 2013, 2012 and 2011, 3,072,000, 3,889,000 and 4,323,000 shares reserved for issuance upon the exercise of outstanding options were excluded from the computation of Diluted EPS respectively, as their inclusion would be anti-dilutive.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2013, 2012and 2011 (in thousands):

	Year Ended December 31,		
	2013	2012	2011
Numerator:			
Net Income (Loss)	$58,956	$51,157	$(27,335)
Denominator:			
Denominator for basic earnings per-share weighted average shares	51,688	51,090	52,201
Dilution due to stock options and restricted stock	734	656	—
Denominator for diluted earnings per-share weighted average shares	52,422	51,746	52,201
Basic earnings (loss) per-share	$ 1.14	$ 1.00	$ (0.52)
Diluted earnings (loss) per-share	$ 1.12	$ 0.99	$ (0.52)

Comprehensive Income (Loss)

Comprehensive income (loss) includes charges and credits to stockholders' equity that are not the result of transactions with the Company's shareholders. Also, comprehensive income (loss) consisted of net income (loss) plus changes in unrealized appreciation (depreciation) on marketable securities and unrealized gain (loss) on foreign currency translation adjustment related to the Company's equity investment in Trip Linhas Aereas, a regional airline operating in Brazil ("Trip") and Mekong Aviation Joint Stock Company, an airline operating in Vietnam ("Air Mekong") (see note 8), net of tax, for the periods indicated (in thousands):

	Year Ended December 31,		
	2013	2012	2011
Net Income (Loss)	$58,956	51,157	$(27,335)
Proportionate share of other companies foreign currency translation adjustment, net of tax	66	(251)	(295)
Unrealized appreciation (depreciation) on marketable securities, net of tax	(13)	316	534
Comprehensive income (loss)	$59,009	$51,222	$(27,096)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value based on market quoted prices in the consolidated balance sheets. If quoted prices in active markets are no longer available and the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis as of December 31, 2013. These analyses consider, among other items, the collateralization underlying the

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and was approximately $1,509.2 million as of December 31, 2013, as compared to the carrying amount of $1,470.6 million as of December 31, 2013. The Company's fair value of long-term debt as of December 31, 2012 was $1,744.2 million as compared to the carrying amount of $1,642.0 million as of December 31, 2012.

Segment Reporting

Generally accepted accounting principles require disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker when deciding how to allocate resources and in assessing performance. The Company's two operating segments consist of the operations conducted by its two subsidiaries, SkyWest Airlines and ExpressJet. Information pertaining to the Company's reportable segments is presented in Note 2, *Segment Reporting*.

(2) Segment Reporting

Generally accepted accounting principles require disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker ("CODM") when deciding how to allocate resources and in assessing performance.

The Company's two operating segments consist of the operations conducted by its two subsidiaries, SkyWest Airlines and ExpressJet. On December 31, 2011, ExpressJet Delaware and Atlantic Southeast merged through the ExpressJet Combination. As a result of the ExpressJet Combination, ExpressJet became a reportable segment. Prior year amounts have been revised to conform to the current year segment presentation. The results of operation of ExpressJet Delaware and Atlantic Southeast for periods prior to the ExpressJet Combination are combined under the ExpressJet segment. Corporate overhead expense incurred by the Company is allocated to the operating expenses of its two operating subsidiaries.

(2) Segment Reporting (Continued)

The following represents the Company's segment data for the years ended December 31, 2013, 2012 and 2011 (in thousands).

	Year ended December 31, 2013			
	SkyWest Airlines	ExpressJet	Other	Consolidated
Operating revenues	1,827,568	1,466,341	3,816	3,297,725
Operating expense	1,644,129	1,494,302	6,183	3,144,614
Depreciation and amortization expense	155,667	89,338	—	245,005
Interest expense	43,920	21,034	3,704	68,658
Segment profit (loss)(1)	139,519	(48,995)	(6,071)	84,453
Identifiable intangible assets, other than goodwill	—	14,998	—	14,998
Total assets	2,532,431	1,700,788	—	4,233,219
Capital expenditures (including non-cash)	103,387	38,657	—	142,044

	Year ended December 31, 2012			
	SkyWest Airlines	ExpressJet	Other	Consolidated
Operating revenues	1,930,149	1,593,527	10,696	3,534,372
Operating expense	1,774,876	1,588,400	5,109	3,368,385
Depreciation and amortization expense	153,915	98,043	—	251,958
Interest expense	49,208	23,582	4,590	77,380
Segment profit(1)	106,065	(18,455)	997	88,607
Identifiable intangible assets, other than goodwill	—	17,248	—	17,248
Total assets	2,633,369	1,621,268	—	4,254,637
Capital expenditures (including non-cash)	74,636	20,204	—	94,840

	Year ended December 31, 2011			
	SkyWest Airlines	ExpressJet	Other	Consolidated
Operating revenues	2,002,830	1,640,837	11,256	3,654,923
Operating expense	1,893,909	1,714,481	5,428	3,613,818
Depreciation and amortization expense	147,520	106,662	—	254,182
Interest expense	50,907	25,142	4,334	80,383
Segment profit(1)	58,014	(98,786)	1,494	(39,278)
Identifiable intangible assets, other than goodwill	—	19,497	—	19,497
Total assets	2,595,901	1,686,007	—	4,281,908
Capital expenditures (including non-cash)	166,998	32,758	—	199,756

(1) Segment profit is operating income less interest expense

(3) Long-term Debt

Long-term debt consisted of the following as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013	December 31, 2012
Notes payable to banks, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 1.34% to 2.55% through 2014 to 2020, secured by aircraft	$ 224,915	$ 273,515
Notes payable to a financing company, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 0.70% to 2.36% through 2014 to 2021, secured by aircraft	392,660	434,716
Notes payable to banks, due in semi-annual installments plus interest at 6.06% to 7.18% through 2021, secured by aircraft	149,477	168,937
Notes payable to a financing company, due in semi-annual installments plus interest at 5.78% to 6.23% through 2019, secured by aircraft	32,528	39,548
Notes payable to banks, due in monthly installments plus interest of 3.15% to 8.18% through 2025, secured by aircraft	623,315	665,867
Notes payable to banks, due in semi-annual installments, plus interest at 6.05% through 2020, secured by aircraft	15,740	17,872
Notes payable to a bank, due in monthly installments interest based on LIBOR plus interest at 2.00% to 4.00% through 2016, secured by aircraft	31,933	41,567
Long-term debt	1,470,568	1,642,022
Less current maturities	(177,389)	(171,454)
Long-term debt, net of current maturities	1,293,179	1,470,568

As of December 31, 2013, the Company had $1.5 billion of long-term debt obligations related to the acquisition of CRJ200, CRJ700 and CRJ900 aircraft. The average effective interest rate on the debt related to the CRJ aircraft was approximately 4.5% at December 31, 2013.

The aggregate amounts of principal maturities of long-term debt as of December 31, 2013 were as follows (in thousands):

2014	177,389
2015	184,510
2016	188,240
2017	161,735
2018	139,020
Thereafter	619,674
	1,470,568

As of December 31, 2013 and 2012, SkyWest Airlines had a $25 million line of credit. As of December 31, 2013 and 2012, SkyWest Airlines had no amount outstanding under the facility. The facility expires on March 31, 2014 and has a variable interest rate of Libor plus 3.0%.

As of December 31, 2013, the Company had $88.5 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

As of December 31, 2013, the Company was in compliance with all debt covenants to which it was subject.

(4) Income Taxes

The provision for income taxes includes the following components (in thousands):

	Year ended December 31,		
	2013	2012	2011
Current tax provision (benefit):			
Federal	$ 1,767	$ —	$ —
State	343	441	396
	2,110	441	396
Deferred tax provision (benefit):			
Federal	34,728	31,791	(21,533)
State	2,738	2,507	(1,698)
	37,466	34,298	(23,231)
Provision (benefit) for income taxes	39,576	34,739	(22,835)

The following is a reconciliation between the statutory Federal income tax rate of 35% and the effective rate which is derived by dividing the provision (benefit) for income taxes by income (loss) before for income taxes adjusted for permanent differences (in thousands):

	Year ended December 31,		
	2013	2012	2011
Computed "expected" provision (benefit) for income taxes at the statutory rates adjusted for permanent differences	$37,743	$32,983	$(14,683)
Increase (decrease) in income taxes resulting from:			
Purchase accounting (gain) adjustment	—	—	1,999
State income tax provision (benefit), net of Federal income tax benefit	2,867	2,220	(1,810)
Valuation allowance changes affecting the provision for income taxes	1,430	1,614	—
Other, net	(2,464)	(2,078)	(8,341)
Provision (benefit) for income taxes	39,576	34,739	(22,835)

For the years ended December 31, 2013 and 2012, the Company recorded a $1.4 million and $1.6 million valuation allowance against certain deferred tax assets associated with capital losses with a limited carryforward period, respectively. The Company anticipates the carryforward period will lapse prior to utilization of the deferred tax assets.

(4) Income Taxes (Continued)

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,	
	2013	2012
Deferred tax assets:		
Intangible Asset	$ 36,164	$ 37,031
Accrued benefits	40,850	40,469
Net operating loss carryforward	85,885	118,448
AMT credit carryforward	17,649	15,882
Deferred aircraft credits	44,350	48,124
Accrued reserves and other	30,987	31,846
Total deferred tax assets	255,885	291,800
Valuation allowance	(3,044)	(1,614)
Deferred tax liabilities:		
Accelerated depreciation	(824,149)	(823,487)
Total deferred tax liabilities	(824,149)	(823,487)
Net deferred tax liability	(571,308)	(533,301)

The Company's deferred tax liabilities were primarily generated through an accelerated bonus depreciation on newly purchased aircraft and support equipment in accordance with IRS Section 168(k) in combination with shorter depreciable tax lives.

The Company's valuation allowance is related to certain deferred tax assets with a limited carry-forward period. The Company does not anticipate utilizing these deferred tax assets prior to the lapse of the carry-forward period.

At December 31, 2013, the Company had federal net operating losses of approximately $191.5 million and state net operating losses of approximately $651.2 million, which will start to expire in 2026 and 2014, respectively. As of December 31, 2013, the Company also had an alternative minimum tax credit of approximately $17.6 million which does not expire.

In conjunction with the ExpressJet Merger, the Company acquired non-amortizable intangible tax assets and other tax assets that are not anticipated to provide a tax benefit until 2027 or later due to statutory limitations. Because of the uncertainty associated with the realization of those tax assets, the Company had a full valuation allowance of approximately $69.8 million on such tax assets as of December 31, 2013 and $73.0 million as of December 31, 2012. The Company also has a valuation allowance against deferred tax assets of approximately $1 million for net operating losses in states with short carry-forward periods. The deferred tax assets in the table above are shown net of these valuation allowances.

(5) Commitments and Contingencies

Lease Obligations

The Company leases 570 aircraft, as well as airport facilities, office space, and various other property and equipment under non-cancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. The following table summarizes future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2013 (in thousands):

Year ending December 31,	
2014	380,413
2015	331,151
2016	258,464
2017	194,258
2018	153,294
Thereafter	571,783
	1,889,363

The majority of the Company's leased aircraft are owned and leased through trusts whose sole purpose is to purchase, finance and lease these aircraft to the Company; therefore, they meet the criteria of a variable interest entity. However, since these are single owner trusts in which the Company does not participate, the Company is not considered at risk for losses and is not considered the primary beneficiary. As a result, based on the current rules, the Company is not required to consolidate any of these trusts or any other entities in applying the accounting guidance. The Company's management believes that the Company's maximum exposure under these leases is the remaining lease payments.

Total rental expense for non-cancelable aircraft operating leases was approximately $325.4 million, $333.6 million and $346.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. The minimum rental expense for airport station rents was approximately $35.1 million, $43.5 million and $42.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company's leveraged lease agreements typically obligate the Company to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. The terms of these contracts range up to 12 years. The Company did not accrue any liability relating to the indemnification to the equity/owner participant because of management's assessment that the probability of this occurring is remote.

Self-insurance

The Company self-insures a portion of its potential losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using standard industry practices and the Company's actual experience. Actual results could differ from these estimates.

(5) Commitments and Contingencies (Continued)

Legal Matters

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2013, management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on the Company's financial position, liquidity or results of operations. However, the following is a significant outstanding legal matter.

SkyWest Airlines and ExpressJet v. Delta

During the quarter ended December 31, 2007, Delta notified the Company, SkyWest Airlines and Atlantic Southeast, of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and Atlantic Southeast. The dispute relates to the allocation of liability for certain irregular operation ("IROP") expenses paid by SkyWest Airlines and Atlantic Southeast to their passengers and vendors under certain situations. During the period between the execution of the Delta Connection Agreements in September 2005 and December 2007, SkyWest Airlines and Atlantic Southeast passed through to Delta IROP expenses that were paid pursuant to Delta's policies, and Delta accepted and reimbursed those expenses. Delta now claims it is obligated to reimburse only a fraction of those IROP expenses. As a result, Delta withheld a combined total of approximately $25 million (pre-tax) from one of the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast during December 2007. Since December 2007, Delta has continued to withhold payments from the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast (now ExpressJet), and has disputed subsequent billings for IROP expenses. On February 1, 2008, SkyWest Airlines and Atlantic Southeast filed a Complaint in the Superior Court for Fulton County, Georgia ("Superior Court") challenging Delta's treatment of the matter and seeking recovery of the payments withheld by Delta and any future withholdings related to this issue. Delta filed an Answer to the SkyWest Airlines and Atlantic Southeast Complaint and a Counterclaim against SkyWest Airlines and Atlantic Southeast on March 24, 2008. Delta's Counterclaim alleged that SkyWest Airlines and Atlantic Southeast breached the Delta Connection Agreements by invoicing Delta for IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Since July 1, 2008, the Company has not recognized revenue related to IROP expense reimbursements withheld by Delta because collection of those reimbursements is the subject of litigation and is not reasonably assured. As of December 31, 2013, the Company had recognized a cumulative total of $31.7 million of revenue associated with the funds withheld by Delta prior to July 1, 2008.

During 2010, the Company and Delta began preliminary settlement discussions related to the IROP dispute. Notwithstanding the legal merits of the case, the Company offered to settle the claim for approximately $5.9 million less than the cumulative total of revenue recognized related to this matter. Those settlement discussions were not successful; however, as a result of the settlement offer, the Company wrote off $5.9 million of related receivables as of December 31, 2013.

After proceedings that included contested motions, document discovery, and depositions, Delta voluntarily dismissed its Counterclaim. Discovery in that action was not complete at the time of dismissal. On February 14, 2011, SkyWest Airlines and Atlantic Southeast voluntarily dismissed their claims in the Superior Court, and filed a new complaint (the "State Court Complaint") in the Georgia State Court of Fulton County (the "State Court"). The claims continue to include breach of contract,

(5) Commitments and Contingencies (Continued)

breach of contract based on mutual departure, breach of contract based on voluntary payment, and breach of the duty of good faith and fair dealing. Delta moved for partial dismissal of the State Court Complaint, which motion was denied in its entirety.

Discovery in the State Court lawsuit has concluded. On July 19, 2013, the parties filed cross motions for partial summary judgment. SkyWest Airlines and ExpressJet filed a motion for partial summary judgment on their claim for voluntary payment. Delta filed a motion for partial summary judgment on all of SkyWest's and ExpressJet's claims, for partial summary judgment on the issue of damages, and for spoliation sanctions. Briefing of the cross motions is complete, but no hearing has been scheduled by the Court. SkyWest and ExpressJet intend to oppose Delta's motions and continue to vigorously pursue their claims set forth in the State Court Complaint.

As of December 31, 2013, the Company's estimated range of reasonably possible loss related to the dispute was $0 to $25.8 million.

Concentration Risk and Significant Customers

The Company requires no collateral from its major partners or customers but monitors the financial condition of its major partners. The Company maintains an allowance for doubtful accounts receivable based upon expected collectability of all accounts receivable. The Company's allowance for doubtful accounts totaled $94,000 and $94,000 as of December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, the Company's contractual relationships with Delta and United combined accounted for approximately 91.6%, 94.8% and 97.6%, respectively of the Company's total revenues.

Employees Under Collective Bargaining Agreements

As of December 31, 2013, the Company had 18,358 full-time equivalent employees. Approximately 49% of these employees were represented by unions, including the following employee groups. Notwithstanding the completion of the ExpressJet Combination, ExpressJet's employee groups continue to be represented by those unions who provided representation prior to the ExpressJet Combination.

(5) Commitments and Contingencies (Continued)

Accordingly, the following table refers to ExpressJet's employee groups based upon their union affiliations prior to the ExpressJet Combination.

Employee Group	Approximate Number of Active Employees Represented	Representatives	Status of Agreement
Atlantic Southeast Pilots	1,800	Air Line Pilots Association International	Amendable
Atlantic Southeast Flight Attendants	1,075	International Association of Machinists and Aerospace Workers	Amendable
Atlantic Southeast Flight Controllers	60	Transport Workers Union of America	Amendable
Atlantic Southeast Mechanics	700	International Brotherhood of Teamsters	Amendable
Atlantic Southeast Stock Clerks	70	International Brotherhood of Teamsters	Amendable
ExpressJet Delaware Pilots	2,900	Air Line Pilots Association International	Amendable
ExpressJet Delaware Flight Attendants	1,200	International Association of Machinists and Aerospace Workers	Amendable
ExpressJet Delaware Mechanics	1,000	International Brotherhood of Teamsters	Amendable
ExpressJet Delaware Dispatchers	85	Transport Workers Union of America	Amendable
ExpressJet Delaware Stock Clerks	100	International Brotherhood of Teamsters	Amendable

During December 2013, the Airline Pilots Association International ("ALPA"), which represents the Atlantic Southeast pilot and ExpressJet Delaware pilot groups, conducted a vote of the two employee groups, seeking approval of a joint collective bargaining agreement that ExpressJet had negotiated with ALPA representatives. The two employee groups rejected the joint collective bargaining agreement, which resulted in the agreements with those employee groups remaining amendable as indicated in the foregoing table. The decision of those employee groups to reject the joint collective bargaining agreement will preclude us from realizing some of the savings we had hoped to achieve through the ExpressJet Combination. ExpressJet intends to resume negotiations with ALPA in an effort to negotiate an acceptable agreement.

(6) Fair Value Measurements

The Company holds certain assets that are required to be measured at fair value in accordance with United States GAAP. The Company determined fair value of these assets based on the following three levels of inputs:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of the Company's marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

(6) Fair Value Measurements (Continued)

As of December 31, 2013, the Company held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2013			
	Total	Level 1	Level 2	Level 3
Marketable Securities				
Bonds	$487,049	$ —	$487,049	$ —
Asset backed securities	190	—	190	—
	487,239	—	487,239	—
Cash, Cash Equivalents and Restricted Cash	$182,855	182,855	—	—
Other Assets(a)	2,245	—	—	2,245
Total Assets Measured at Fair Value	$672,339	$182,855	$487,239	$2,245

	Fair Value Measurements as of December 31, 2012			
	Total	Level 1	Level 2	Level 3
Marketable Securities				
Bonds	$552,289	$ —	$552,289	$ —
Commercial paper	3,514	—	3,514	—
Asset backed securities	314	—	314	—
	556,117	—	556,117	—
Cash, Cash Equivalents and Restricted Cash	153,325	153,325	—	—
Other Assets(a)	3,844	—	—	3,844
Total Assets Measured at Fair Value	$713,286	$153,325	$556,117	$3,844

(a) Auction rate securities included in "Other assets" in the Consolidated Balance Sheet

Based on market conditions, the Company uses a discounted cash flow valuation methodology for auction rate securities. Accordingly, for purposes of the foregoing consolidated financial statements, these securities were categorized as Level 3 securities. The Company's "Marketable Securities" classified as Level 2 primarily utilize broker quotes in a non-active market for valuation of these securities.

No significant transfers between Level 1, Level 2 and Level 3 occurred during the year ended December 31, 2013. The Company's policy regarding the recording of transfers between levels is to record any such transfers at the end of the reporting period.

(6) Fair Value Measurements (Continued)

The following table presents the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2013 (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs

(Level 3)

	Auction Rate Securities
Balance at January 1, 2013	$ 3,844
Total realized and unrealized gains or (losses)	
Included in earnings	—
Included in other comprehensive income	(71)
Transferred out	—
Settlements	(1,528)
Balance at December 31, 2013	$ 2,245

(7) Investment in Other Companies

In September 2008, the Company entered into an agreement to acquire a 20% interest in Trip Linhas Aereas, a regional airline operating in Brazil ("TRIP"). As of December 31, 2013, the Company's investment balance in TRIP was $19.1 million. In connection with the investment in TRIP, the Company entered into a put option agreement with the majority shareholder of TRIP that allowed the Company to put its investment to TRIP's majority shareholder at an established price based on a 5% annual rate of return over the investment period.

On July 12, 2012, the Company sold its interest in TRIP for a price of $42 million. The purchase price is scheduled to be paid in three installments over a two-year period and may be accelerated upon the occurrence of certain conditions identified in the purchase agreement. As part of the sale transaction, the Company also received an option to acquire 15.38% of the ownership in Trip Investimentos Ltda., the purchaser of the Company's TRIP shares ("Trip Investimentos"). The option has an initial exercise price per share equal to the price paid by Trip Investimentos to acquire the TRIP shares from the Company. The exercise price escalates annually at a specified rate and the Company can exercise the option, at its discretion, between the second and fourth anniversaries of the Company's receipt of the final required installment payments from Trip Investimentos. Under the terms of the agreement, Trip Investmentos is prohibited from transferring the TRIP shares until all three installment payments have been made. The restriction on Trip Investimentos' ability to transfer the TRIP shares prevents the transaction from being recognized as a sale for financial reporting purposes. As a result, the Company intends to account for the transaction as a sale once all three installment payments have been made. The Company has no continuing involvement with the TRIP shares. As of December 31, 2013, the Company had received the first two installment payments totaling $26.2 million. These payments were recorded as an "Other Long-Term Liability" on the Company's consolidated balance sheet. The third installment payment is due July 12, 2014 for an amount of $16.8 million. The last installment payment and the option to purchase 15.38% of Trip Investimentos represent variable interests in TRIP Investimentos, which is a variable interest entity. The Company has no equity interest

(7) Investment in Other Companies (Continued)

and no control over Trip Investimentos, and therefore the Company does not consolidate the financial performance of Trip Investimentos in its financial statements.

On September 29, 2010, the Company invested $7 million for a 30% ownership interest in Mekong Aviation Joint Stock Company, an airline operating in Vietnam ("Air Mekong"). During 2011, the Company invested an additional $3 million in Air Mekong. During the year ended December 31, 2013, the Company sold its shares of Air Mekong. In conjunction with the sale of its shares, the Company recognized a gain of $5.0 million, which is reflected in other income in the Consolidated Statements of Comprehensive Income.

During the year ended December 31, 2013, the Company terminated its sub-lease with Air Mekong and recognized $5.1 million of other income primarily due to the recognition of contingent rent payments, net of the write-off of certain maintenance deposits. The contingent rent payments were collected and realized related to aircraft maintenance obligations and no are longer payable to Air Mekong as a result of the sub-lease termination.

(8) Capital Transactions

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Company's Board of Directors is authorized, without any further action by the shareholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

Stock Compensation

On May 4, 2010, the Company's shareholders approved the adoption of the SkyWest Inc. 2010 Long-Term Incentive Plan, which provides for the issuance of up to 5,150,000 shares of common stock to the Company's directors, employees, consultants and advisors (the "2010 Incentive Plan"). The 2010 Incentive Plan provides for awards in the form of options to acquire shares of common stock, stock appreciation rights, restricted stock grants, restricted stock units and performance awards. The 2010 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") who is authorized to designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Compensation Committee.

In prior years, the Company adopted three stock option plans: the Executive Stock Incentive Plan (the "Executive Plan"), the 2001 Allshare Stock Option Plan (the "Allshare Plan") and SkyWest Inc. Long-Term Incentive Plan (the "2006 Incentive Plan"). However, as of December 31, 2013, options to purchase an aggregate of 2,613,415 shares of the Company's common stock remained outstanding

(8) Capital Transactions (Continued)

under the Executive Plan, the Allshare Plan and the 2006 Incentive Plan. There are no additional shares of common stock available for issuance under these plans.

The fair value of stock options awarded under the Company's stock option plans has been estimated as of the grant date using the Black-Scholes option pricing model. The Company uses historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of the Company's traded stock and other factors. During the year ended December 31, 2013, the Company granted 173,560 stock options to employees under the 2010 Incentive Plan. The following table shows the assumptions used and weighted average fair value for grants in the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Expected annual dividend rate	1.21%	1.23%	1.04%
Risk-free interest rate	0.92%	0.81%	2.08%
Average expected life (years)	6.0	5.6	5.8
Expected volatility of common stock	0.446	0.409	0.404
Forfeiture rate	0.0%	0.0%	0.0%
Weighted average fair value of option grants	$ 5.04	$ 4.43	$ 5.74

The Company recorded share-based compensation expense only for those options that are expected to vest. The estimated fair value of the stock options is amortized over the vesting period of the respective stock option grants.

During the year ended December 31, 2013, the Company granted 282,651 shares of restricted stock units to the Company's employees under the 2010 Incentive Plan. The restricted stock has a three-year vesting period, during which the recipient must remain employed with the Company or its subsidiaries. The weighted average fair value of the restricted stock on the date of grants made during the year ended December 31, 2013 was $13.24 per share. Additionally, the Company granted 29,453 fully-vested shares of common stock to the Company's directors with a weighted average grant-date fair value of

(8) Capital Transactions (Continued)

$13.41. The following table summarizes the restricted stock activity as of December 31, 2013, 2012 and 2011:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested shares outstanding at December 31, 2010	659,263	18.97
Granted	249,502	15.51
Vested	(238,848)	25.80
Cancelled	(58,315)	15.71
Non-vested shares outstanding at December 31, 2011	611,602	15.08
Granted	318,139	13.04
Vested	(212,841)	14.95
Cancelled	(18,015)	14.20
Non-vested shares outstanding at December 31, 2012	698,885	14.21
Granted	312,104	13.41
Vested	(231,465)	14.35
Cancelled	(45,933)	13.69
Non-vested shares outstanding at December 31, 2013	733,591	13.79

During the year ended December 31, 2013, 2012 and 2011, the Company recorded equity-based compensation expense of $4.4 million, $4.7 million and $5.4 million, respectively.

As of December 31, 2013, the Company had $4.9 million of total unrecognized compensation cost related to non-vested stock options and non-vested restricted stock grants. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 1.7 years.

Options are exercisable for a period as defined by the Compensation Committee on the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The

(8) Capital Transactions (Continued)

following table summarizes the stock option activity for all of the Company's plans for the years ended December 31, 2013, 2012 and 2011:

	2013				2012		2011	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,653,859	$18.44	2.3 years	$—	4,176,673	$19.26	4,586,979	$19.96
Granted	173,560	13.24			200,115	13.06	327,617	15.45
Exercised	(75,080)	10.91			(179,204)	10.57	(5,941)	10.57
Cancelled	(344,764)	20.67			(543,725)	25.35	(731,982)	24.73
Outstanding at end of year	3,407,575	17.99	1.8 years	—	3,653,859	18.44	4,176,673	19.26
Exercisable at December 31, 2013	2,818,464	18.83	1.1 years	—				
Exercisable at December 31, 2012	3,031,825	19.28	1.8 years	—				

The total intrinsic value of options to acquire shares of the Company's common stock that were exercised during the years ended December 31, 2013, 2012 and 2011 was $172,000, $191,000 and $31,000, respectively.

The following table summarizes the status of the Company's non-vested stock options as of December 31, 2013:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested shares at beginning of year	622,034	$4.99
Granted	173,560	5.04
Vested	(206,483)	4.78
Cancelled	—	—
Non-vested shares at end of year	589,111	5.07

The following table summarizes information about the Company's stock options outstanding at December 31, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10 to $16	1,240,074	3.7 years	$14.51	650,963	$15.00
$17 to $21	1,593,980	0.8 years	17.72	1,593,980	17.72
$22 to $28	573,521	0.6 years	26.29	573,521	26.29
$10 to $28	3,407,575	1.8 years	17.99	2,818,464	18.83

(8) Capital Transactions (Continued)

Taxes

A portion of the Company's granted options qualify as incentive stock options ("ISOs") for income tax purposes. As such, a tax benefit is not recorded at the time the compensation cost related to the options is recorded for book purposes due to the fact that an ISO does not ordinarily result in a tax benefit unless there is a disqualifying disposition. Stock option grants of non-qualified options result in the creation of a deferred tax asset, which is a temporary difference, until the time that the option is exercised. Due to the treatment of incentive stock options for tax purposes, the Company's effective tax rate from year to year is subject to variability.

(9) Retirement Plans and Employee Stock Purchase Plans

SkyWest Retirement Plan

The Company sponsors the SkyWest, Inc. Employees' Retirement Plan (the "SkyWest Plan"). Employees who have completed 90 days of service and are at least 18 years of age are eligible for participation in the SkyWest Plan. Employees may elect to make contributions to the SkyWest Plan. The Company matches 100% of such contributions up to 2%, 4% or 6% of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the SkyWest Plan were $18.3 million, $16.0 million and $14.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

ExpressJet and Atlantic Southeast Retirement Plan

ExpressJet (formerly Atlantic Southeast) sponsors the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the "Atlantic Southeast Plan"). Employees who have completed 90 days of service and are 18 years of age are eligible for participation in the Atlantic Southeast Plan. Employees may elect to make contributions to the Atlantic Southeast Plan; however, ExpressJet limits the amount of company match at 6% of each participant's total compensation, except for those with ten or more years of service whose company match is limited to 8% of total compensation. Additionally, ExpressJet matches the individual participant's contributions from 20% to 75%, depending on the length of the participant's service. Additionally, participants are 100% vested in their elective deferrals and rollover amounts and from 10% to 100% vested in company matching contributions based on length of service.

Effective December 31, 2002, ExpressJet Delaware adopted the ExpressJet Airlines, Inc. 401(k) Savings Plan (the "ExpressJet Retirement Plan"). Substantially all of ExpressJet Delaware's domestic employees were covered by this plan at the time of the ExpressJet Combination. Effective January 1, 2009, the ExpressJet Retirement Plan was amended such that certain matching payment amounts have been reduced or eliminated depending on the terms of the collective bargaining unit or work group, as applicable.

ExpressJet's contribution to the Atlantic Southeast and the ExpressJet Retirement Plans was $26.7 million, $26.4 million and $25.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

ExpressJet Delaware also provided medical bridge coverage for employees between the ages of 60 to 65, with at least ten years of service who have retired from the Company. In December 2007, the

(9) Retirement Plans and Employee Stock Purchase Plans (Continued)

Fair Treatment for Experienced Pilots Act (H.R. 4343) was enacted. This law increased the mandatory retirement age of commercial pilots from 60 to 65. As a result of this legislation, ExpressJet is no longer required to provide medical bridge coverage to its pilots between the ages of 60 to 65. In 2008, ExpressJet Delaware's practice of providing medical bridge coverage for non-pilot employees was frozen, and does not permit non-pilot employees retiring on or after January 1, 2009 to participate in such coverage.

Employee Stock Purchase Plans

In May 2009, the Company's Board of Directors approved the SkyWest, Inc. 2009 Employee Stock Purchase Plan (the "2009 Stock Purchase Plan"). All employees who have completed 90 days of employment with the Company or one of its subsidiaries are eligible to participate in the 2009 Stock Purchase Plan, except employees who own five percent or more of the Company's common stock. The 2009 Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a five percent discount, through payroll deductions. Employees can contribute up to 15% of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. Shares are purchased semi-annually at a five percent discount based on the end of the period price. Employees can terminate their participation in the 2009 Stock Purchase Plan at any time upon written notice.

The following table summarizes purchases made under the 2009 Employee Stock Purchase Plans during the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,		
	2013	2012	2011
Number of shares purchased	299,786	487,451	300,177
Average price of shares purchased	$ 12.33	$ 8.35	$ 14.56

The 2009 Stock Purchase Plan is a non-compensatory plan under the accounting guidance. Therefore, no compensation expense was recorded for the years ended December 31, 2013, 2012 and 2011.

(10) Stock Repurchase

The Company's Board of Directors has authorized the repurchase of up to 25,000,000 shares of the Company's common stock in the public market since 2007. During the years ended December 31, 2013 and 2012, the Company repurchased 0.8 million and 0.1 million shares of common stock for approximately $11.7 million and $0.9 million, respectively at a weighted average price per share of $14.40 and $15.32, respectively. Effective September 14, 2012, the Company's Board of Directors adopted the SkyWest, Inc. 2012 Stock Repurchase Plan (the "Stock Repurchase Plan"), which provides for the repurchase of up to 6,514,266 shares of common stock, from time to time in open market or privately negotiated transactions, as contemplated by Rule 10b5-1 promulgated under the Exchange Act, as amended. The Stock Repurchase Plan expires on October 15, 2014.

(11) Related-Party Transactions

The Company's President, Chairman of the Board and Chief Executive Officer, serves on the Board of Directors of Zions Bancorporation ("Zions"). The Company maintains a line of credit (see Note 3) and certain bank accounts with Zions. Zions is an equity participant in leveraged leases on three CRJ200, two CRJ700 and five Brasilia turboprop aircraft operated by the Company's subsidiaries. Zions also refinanced six CRJ200 and two CRJ700 aircraft in 2012 for terms of three to four years, becoming the debtor on these aircraft. Zions also serves as the Company's transfer agent. The Company's cash balance in the accounts held at Zions as of December 31, 2013 and 2012 was $81.8 million and $56.4 million, respectively.

(12) Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for 2013 and 2012 is as follows (in thousands, except per share data):

	Year Ended December 31, 2013				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$803,487	$839,130	$850,740	$804,368	$3,297,725
Operating income	15,561	50,555	56,174	30,820	153,111
Net income (loss)	3,233	20,720	26,394	8,609	58,956
Net income (loss) per common share:					
Basic	0.06	0.40	0.51	0.17	1.14
Diluted	0.06	0.39	0.50	0.17	1.12
Weighted average common shares:					
Basic:	51,763	51,881	51,881	51,228	51,688
Diluted:	52,497	52,547	52,610	52,034	52,422

	Year Ended December 31, 2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$921,173	$937,214	$865,259	$810,726	$3,534,372
Operating income	20,457	46,806	54,974	43,750	165,987
Net income (loss)	(682)	16,960	20,933	13,946	51,157
Net income (loss) per common share:					
Basic	(0.01)	0.33	0.41	0.27	1.00
Diluted	(0.01)	0.33	0.40	0.27	0.99
Weighted average common shares:					
Basic:	50,881	50,944	51,241	51,296	51,090
Diluted:	50,881	51,789	52,153	52,161	51,746

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Accounting Officer, performed an evaluation of our disclosure controls and procedures, which have been designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission rules and forms. Our Chief Accounting Officer performs functions that are substantially similar to the functions of a chief financial officer with respect to the oversight of our disclosure controls and procedures. Our management, including our Chief Executive Officer and Chief Accounting Officer, concluded that, as of December 31, 2013, those controls and procedures were effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

During the three months ended December 31, 2013, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on that evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by Ernst & Young LLP ("Ernst & Young"), the independent registered public accounting firm who also has audited our Consolidated Financial Statements included in this Report. Ernst & Young's report on our internal control over financial reporting appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SkyWest, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SkyWest, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2013 and 2011, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013 of SkyWest, Inc. and subsidiaries and our report dated February 14, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 14, 2014

ITEM 9B. OTHER INFORMATION

None.

PART III

Items 10, 11, 12, 13 and 14 in Part III of this Report are incorporated herein by reference to our definitive proxy statement for our 2014 Annual Meeting of Shareholders scheduled for May 6, 2014. We intend to file our definitive proxy statement with the SEC not later than 120 days after December 31, 2013, pursuant to Regulation 14A of the Exchange Act.

		Headings in Proxy Statement
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**	"Election of Directors," "Executive Officers," "Corporate Governance," "Meetings and Committees of the Board" and "Section 16(a) Beneficial Reporting Compliance"
ITEM 11.	**EXECUTIVE COMPENSATION**	"Corporate Governance," "Meetings and Committees of the Board," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Director Compensation" and "Director Summary Compensation Table"
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	"Security Ownership of Certain Beneficial Owners"
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**	"Certain Relationships and Related Transactions"
ITEM 14.	**PRINCIPAL ACCOUNTANT FEES AND SERVICES**	"Audit and Finance Committee Disclosure" and "Fees Paid to Independent Registered Public Accounting Firm"

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed:

1. Financial Statements: Reports of Independent Auditors, Consolidated Balance Sheets as of December 31, 2013 and 2012, Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011, Consolidated Statements of Cash Flows for the year ended December 31, 2013, 2012 and 2011, Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2012 and 2011 and Notes to Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of our company is included in this Item 15.

   - Report of independent auditors on financial statement schedule
   - Schedule II—Valuation and qualifying accounts

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b) Exhibits

Number	Exhibit	Incorporated by Reference
3.1	Restated Articles of Incorporation	(1)
3.2	Amended and Restated Bylaws	(14)
4.1	Specimen of Common Stock Certificate	(2)
10.1	Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between SkyWest Airlines, Inc. and Delta Air Lines, Inc.	(3)
10.2	Second Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between Atlantic Southeast Airlines, Inc. and Delta Air Lines, Inc.	(3)
10.3	United Express Agreement dated July 31, 2003, between United Air Lines, Inc., and SkyWest Airlines, Inc.	(4)
10.4	Stock Option Agreement dated January 28, 1987 between Delta Air Lines, Inc. and SkyWest, Inc.	(5)
10.5	Lease Agreement dated December 1,1989 between Salt Lake City Corporation and SkyWest Airlines, Inc.	(6)
10.6(a)	Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	(7)
10.6(b)	Supplement to Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	(4)
10.7	SkyWest, Inc. Amended and Combined Incentive and Non-Statutory Stock Option Plan	(8)
10.8	SkyWest Inc. 2006 Employee Stock Purchase Plan	(9)
10.8(a)	First Amendment to SkyWest, Inc. 2006 Employee Stock Purchase Plan	(11)
10.9	SkyWest Inc. Executive Stock Incentive Plan	(10)
10.10	SkyWest Inc. 2001 Allshare Stock Option Plan	(10)
10.12	SkyWest, Inc. 2002 Deferred Compensation Plan, as amended and restated effective January 1, 2008	(11)
10.12(a)	First Amendment to the Restated SkyWest, Inc. 2002 Deferred Compensation Plan	(11)
10.13	SkyWest, Inc. 2006 Long-Term Incentive Plan	(11)
10.13(a)	First Amendment to the SkyWest, Inc. 2006 Long-Term Incentive Plan	(11)
10.13(b)	Second Amendment to the SkyWest, Inc. 2006 Long-Term Incentive Plan	(11)
10.14	SkyWest, Inc. 2009 Employee Stock Purchase Plan	(11)
10.15	Capacity Purchase Agreement, dated November 12, 2010, by and among ExpressJet Airlines, Inc. and Continental Airlines, Inc.	(12)

Number	Exhibit	Incorporated by Reference
10.16	Aircraft Purchase Agreement, dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest Inc.	(13)
10.17	Letter Agreement dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest, Inc.	(13)
10.18	Purchase Agreement COM0028-13 between Embraer S.A. and SkyWest Inc. dated February 15, 2013	(15)
10.19	Purchase Agreement COM0344-13 between Embraer S.A. and SkyWest Inc. dated June 17, 2013	(15)
10.20	Form of Indemnification Agreement executed by and between SkyWest, Inc. and each of Jerry C. Atkin, W. Steve Albrecht, J. Ralph Atkin, Margaret Billson, Henry J. Eyring, Robert G. Sarver, Steven F. Udvar-Hazy, James L. Welch, Bradford R. Rich, Michael J. Kraupp, Eric J. Woodward, Russell A. Childs and Bradford R. Holt, as of August 6, 2013	(15)
10.21	Form of Indemnification Agreement executed by and between SkyWest, Inc. and each of Ronald J. Mittelstaedt and Keith E. Smith, as of October 1, 2013	Filed herewith
21.1	Subsidiaries of the Registrant	(14)
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of Chief Executive Officer	Filed herewith
31.2	Certification of Chief Financial Officer	Filed herewith
32.1	Certification of Chief Executive Officer	Filed herewith
32.2	Certification of Chief Financial Officer	Filed herewith
101.INS**	XBRL Instance Document	
101.SCH**	XBRL Taxonomy Extension Schema Document	
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document	
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document	
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document	
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document	

** Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, (ii) the Consolidated Balance Sheet at December 31, 2013 and December 31, 2012, and (iii) the Consolidated Statement of Cash Flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011

(1) Incorporated by reference to the exhibits to a Registration Statement on Form S-3, File No. 333-129832

(2) Incorporated by reference to a Registration Statement on Form S-3, File No. 333-42508

(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed on September 13, 2005, as amended by Amendment No. 2 on Form 8-K/A filed on February 21, 2006

(4) Incorporated by reference to exhibits to Registrant's Quarterly Report on Form 10-Q filed on November 14, 2003

(5) Incorporated by reference to the exhibits to Amendment No. 1 to a Registration Statement on Form S-3 filed on February 10, 1998 (File No. 333-44619)

(6) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed for the quarter ended December 31, 1986

(7) Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on February 13, 2001

(8) Incorporated by reference to the exhibits to a Registration Statement on Form S-8 (File No. 33-41285)

(9) Incorporated by reference to the exhibits to a Registration Statement on Form S-8 (File No, 333-130848)

(10) Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on July 28, 2000

(11) Incorporated by reference to the exhibits to Registrant's Annual Report on Form 10-K filed on February 25, 2009

(12) Incorporated by reference to the exhibits to Registrant's Current Report on Form 8-K filed on November 18, 2010

(13) Incorporated by reference to the exhibits to Registrant's Current Report on Form 8-K filed on December 13, 2012, as amended by Amendment No. 1 to Current Report on Form 8-K/A filed on June 25, 2013

(14) Incorporated by reference to the exhibits to Registrant's Annual Report on Form 10-K filed on February 24, 2012

(15) Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on August 7, 2013, as amended by Amendment No. 1 to Quarterly Report on Form 10-Q/A filed on November 4, 2013

Report of Independent Registered Public Accounting Firm

We have audited the consolidated financial statements of SkyWest, Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, and have issued our report thereon dated February 14, 2014 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 14, 2014

SKYWEST, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2013, 2012 and 2011
(Dollars in thousands)

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2013:				
Allowance for inventory obsolescence	$9,189	949	—	10,138
Allowance for doubtful accounts receivable	94	—	—	94
	9,283	949	—	10,232
Year Ended December 31, 2012:				
Allowance for inventory obsolescence	$8,248	941	—	$ 9,189
Allowance for doubtful accounts receivable	240	—	(146)	94
	8,488	941	(146)	9,283
Year Ended December 31, 2011:				
Allowance for inventory obsolescence	$7,541	$707	—	$ 8,248
Allowance for doubtful accounts receivable	47	193	—	240
	7,588	900	—	8,488

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K for the year ended December 31, 2013, to be signed on its behalf by the undersigned, thereunto duly authorized, on February 14, 2014.

SKYWEST, INC.

By: /s/ ERIC J. WOODWARD

Eric J. Woodward
Chief Accounting Officer (Principal Accounting Officer)

ADDITIONAL SIGNATURES

Pursuant to the requirement of the Securities Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacities	Date
/s/ JERRY C. ATKIN Jerry C. Atkin	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 14, 2014
/s/ MICHAEL J. KRAUPP Michael J. Kraupp	Chief Financial Officer and Treasurer (Principal Financial Officer)	February 14, 2014
/s/ ERIC J. WOODWARD Eric J. Woodward	Chief Accounting Officer (Principal Accounting Officer)	February 14, 2014
/s/ STEVEN F. UDVAR-HAZY Steven F. Udvar-Hazy	Lead Director	February 14, 2014
/s/ W. STEVE ALBRECHT Steve Albrecht	Director	February 14, 2014
/s/ J. RALPH ATKIN J. Ralph Atkin	Director	February 14, 2014
/s/ MARGARET S. BILLSON Margaret S. Billson	Director	February 14, 2014

Name	Capacities	Date
/s/ HENRY J. EYRING Henry J. Eyring	Director	February 14, 2014
/s/ RONALD J. MITTELSTAEDT Ronald J. Mittelstaedt	Director	February 14, 2014
/s/ ROBERT G. SARVER Robert G. Sarver	Director	February 14, 2014
/s/ KEITH E. SMITH Keith E. Smith	Director	February 14, 2014
/s/ JAMES L. WELCH James L. Welch	Director	February 14, 2014

SkyWest, Inc.
444 South River Road • St. George, UT 84790
March 19, 2014

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of SkyWest, Inc. scheduled to be held at 11:00 a.m., Tuesday, May 6, 2014, at our headquarters located at 444 South River Road, St. George, Utah, 84790.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items to be considered and acted upon by shareholders.

Your vote is very important. Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to attend.

We are pleased to make these proxy materials available over the Internet, which we believe increases the efficiency and reduces the expense of our annual meeting process. As a result, we are mailing to shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of paper copies of these proxy materials and our 2013 Annual Report. The Notice contains instructions on how to access those documents over the Internet or request that a full set of printed materials be sent to you. The Notice also gives instructions on how to vote your shares.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Jerry C. Atkin
Chairman and Chief Executive Officer

SkyWest, Inc.

444 South River Road • St. George, UT 84790

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS OF SKYWEST, INC.

Date:	Tuesday, May 6, 2014
Time:	11:00 a.m., Mountain Daylight Time (MDT)
Place:	SkyWest, Inc. Headquarters 444 South River Road St. George, Utah 84790
Purposes:	1. To elect ten directors of SkyWest, Inc. (the "Company"), to serve until the next Annual Meeting of the Company's shareholders and until their successors are duly elected and qualified; 2. To conduct an advisory vote on a non-binding resolution to approve the compensation of the Company's named executive officers; 3. To re-approve the material terms of the performance goals set forth in the SkyWest, Inc. 2010 Long-Term Incentive Plan; 4. To ratify the appointment of Ernst & Young, LLP to serve as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2014; and 5. To transact such other business that may properly come before the Annual Meeting and any adjournment thereof.
Who Can Vote:	Shareholders at the close of business on March 5, 2014.
How You Can Vote:	Shareholders may vote at the Annual Meeting, or in advance over the Internet, by telephone, or by mail.

By authorization of the Board of Directors

Michael J. Kraupp
Chief Financial Officer and Treasurer

March 19, 2014

Proxy Statement for the
Annual Meeting of Shareholders of
SKYWEST, INC.

To Be Held on Tuesday, May 6, 2014

TABLE OF CONTENTS

PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
OF
SKYWEST, INC.
TUESDAY, MAY 6, 2014

OVERVIEW

Solicitation

This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Annual Report to Shareholders of SkyWest, Inc. (the "*Company*" or "*SkyWest*") are being mailed on or about March 19, 2014. The Board of Directors of the Company (the "*Board*") is soliciting your proxy to vote your shares at the Annual Meeting of the Company's Shareholders to be held on May 6, 2014 (the "*Meeting*"). The Board is soliciting your proxy in an effort to give all shareholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides information to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Jerry C. Atkin and Michael J. Kraupp) the authority to vote your shares in the manner you indicate.

Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, or custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

Voting Information

Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you owned shares of common stock of SkyWest (the "*Common Stock*") at the close of business on the record date of Wednesday, March 5, 2014.

How many shares of Common Stock may vote at the Meeting?

As of March 5, 2014, there were 51,613,843 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

What is the difference between a "shareholder of record" and a "street name" holder?

If your shares are registered directly in your name with Zion's First National Bank, the Company's transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

How can I vote at the Meeting?

You may vote in person by attending the Meeting. You may also vote in advance over the Internet, or by telephone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1—**FOR** the election of all ten nominees for director with terms expiring at the next annual meeting of the Company's shareholders.

Proposal 2—**FOR** the non-binding resolution to approve the compensation of the Company's named executive officers.

Proposal 3—**FOR** the re-approval of the material terms of the performance goals set forth in the SkyWest, Inc. 2010 Long-Term Incentive Plan.

Proposal 4—**FOR** the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2014.

What are my choices when voting?

Proposal 1 —You may cast your vote in favor of up to ten individual director-nominees. You may vote for less than ten director-nominees if you choose. You may also abstain from voting.

Proposals 2, 3 and 4—You may cast your vote in favor of, or against, each proposal. You may also abstain from voting,

How will my shares be voted if I do not specify how they should be voted?

If you execute the enclosed proxy card without indicating how you want your shares to be voted, the proxies appointed by the Board will vote as recommended by the Board and described previously in this section.

How will withheld votes, abstentions and broker non-votes be treated?

Withheld votes, abstentions and broker non-votes will be deemed as "present" at the Meeting, and will be counted for quorum purposes only.

Can I change my vote?

You may revoke your proxy before the time of voting at the Meeting in any of the following ways:

- by mailing a revised proxy card to the Chief Financial Officer and Treasurer of the Company;
- by changing your vote on the Internet website;
- by using the telephone voting procedures; or
- by voting in person at the Meeting.

What vote will be required to approve each proposal?

Proposal 1 provides that the ten director-nominees who receive a majority of the votes cast with respect to his or her election will be elected as directors of the Company. This means that the number of shares voted "for" the election of a director must exceed the number of shares voted "against" the election of that director.

Proposals 2, 3 and 4 will be approved if the number of votes cast, in person or by proxy, in favor of a particular proposal exceeds the number of votes cast in opposition to the proposal. Proposal 2 is an advisory vote only, and has no binding effect on the Board or the Company.

Who will count the votes?

Representatives from Zion's First National Bank, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. The inspectors of election will be present at the Meeting.

Who will pay the cost of this proxy solicitation?

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock.

Is this Proxy Statement the only way proxies are being solicited for use at the Meeting?

Yes. The Company does not intend to employ any other methods of solicitation.

How are proxy materials being delivered?

The Company is pleased to take advantage of U.S. Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "*Notice*") instead of a paper copy of this Proxy Statement and the Company's 2013 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including this Proxy Statement, the 2013 Annual Report to Shareholders and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. The Company believes this process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

PROPOSAL 1
ELECTION OF DIRECTORS

Composition of the Board

The Board currently consists of ten directors. All directors serve a one-year term and are subject to re-election each year.

The current composition of the Board is:

- Jerry C. Atkin, Chairman
- W. Steve Albrecht
- J. Ralph Atkin
- Margaret S. Billson
- Henry J. Eyring
- Ronald J. Mittelstaedt
- Robert G. Sarver
- Keith E. Smith
- Steven F. Udvar-Hazy
- James L. Welch

The Board Recommends That Shareholders Vote *FOR* All Ten Nominees Listed Below.

Nominees for Election as Directors

At the Meeting, the Company proposes to elect ten directors to hold office until the 2015 Annual Meeting of Shareholders and until their successors have been elected and have qualified. The ten nominees for election at the Meeting are listed below. All of the nominees are currently serving as a director of the Company and have consented to be named as a nominee. Shareholders voting in person or by proxy at the Meeting may only vote for ten nominees. If, prior to the Meeting, any of the nominees becomes unable to serve as a director, the Board may designate a substitute nominee. In that event, the persons named as proxies intend to vote for the substitute nominee designated by the Board.

The Board and the Nominating and Corporate Governance Committee believe that each of the following nominees possesses the experience and qualifications that directors of the Company should possess, as described in detail below, and that the experience and qualifications of each nominee compliments the experience and qualifications of the other nominees. The experience and qualifications of each nominee, including information regarding the specific experience, qualifications, attributes and skills that led the Board and its Nominating and Corporate Governance Committee to conclude that he or she should serve as a director of the Company at the present time, in light of the Company's business and structure, are set forth on the following pages.

Jerry C. Atkin

Age:	65
Director Since:	1974
Committees:	None
Principal Occupation:	Chairman of the Board and Chief Executive Officer of the Company and its two operating subsidiaries, SkyWest Airlines, Inc. ("*SkyWest Airlines*") and ExpressJet Airlines, Inc. ("*ExpressJet*")
Experience:	Mr. Atkin joined the Company in July 1974 as a director and the Company's Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer and was elected Chairman of the Board in 1991. Mr. Atkin served as President of the Company until 2011. Prior to joining the Company, Mr. Atkin was employed by a public accounting firm and is a certified public accountant. The Board nominated Mr. Atkin to serve as a director, in part, because Mr. Atkin is the Company's Chief Executive Officer and has more than 39 years of experience with the Company. He is the only officer of the Company nominated to serve as a director, and plays a critical role in communicating the Board's expectations, advice, concerns and encouragement to more than 18,000 full-time equivalent Company employees. Mr. Atkin has a deep knowledge and understanding of the Company, SkyWest Airlines and ExpressJet, as well as the regional airline industry. Mr. Atkin also performs an extremely valuable role as the Chairman of the Board, providing critical leadership and direction to the Board's activities and deliberations. The Board also believes Mr. Atkin's values and integrity are tremendous assets to the Company and its shareholders.
Other Directorships:	Mr. Atkin currently serves as a director of Zion's Bancorporation, a regional bank holding company based in Salt Lake City, Utah ("Zions").
Family Relationship:	Mr. Atkin is a nephew of J. Ralph Atkin, who also serves as a director of the Company.

W. Steve Albrecht

Age:	67
Director Since:	2012 (Also served as a director of the Company from 2003 until 2009)
Committees:	Chairman of the Audit and Finance Committee; Member of the Safety and Compliance Committee; Audit Committee Financial Expert
Principal Occupation:	Andersen Alumni Professor at Brigham Young University
Experience:	Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined the faculty of Brigham Young University in 1977, after teaching at the University of Illinois and Stanford University. At Brigham Young University, he served as director of the School of Accountancy (from 1990 to 1999) and as associate dean of the Marriott School (from 1999 to 2008). He served as the President of the Japan Tokyo Mission of The Church of Jesus Christ of Latter-day Saints from July 2009 to July 2012. Mr. Albrecht has also served as the President of the American Accounting Association, the Association of Certified Fraud Examiners and Beta Alpha Psi. He has also served as a member of the Committee of Sponsoring Organizations of the Treadway Commission (also known as "COSO"); the Financial Accounting Standards Advisory Committee, an advisory committee to the Financial Accounting Standards Board (the "FASB") and the Governmental Accounting Standards Board (the "GASB"); and the Financial Accounting Foundation that oversees the FASB and GASB. Mr. Albrecht has consulted with many major corporations and other organizations and has been an expert witness in 35 major financial statement fraud cases. The Board recognizes Mr. Albrecht's valuable contribution as a director of the Company from 2003 through 2009 and since his re-election in 2012, including his service as the Chairman of the Audit and Finance Committee. The Board nominated Mr. Albrecht because of his exceptional academic and professional record, his many achievements, awards and other forms of recognition in the accounting profession, his extensive training in accounting practices and fraud detection, and his outstanding past service on the Board.
Other Directorships:	Mr. Albrecht currently serves as a director of Red Hat, Inc. and Cypress Semiconductor.

J. Ralph Atkin

Age:	70
Director Since:	1972
Committees:	Member of the Safety and Compliance Committee
Principal Occupation:	Attorney-at-Law
Experience:	Mr. Atkin is the founder of the Company and served as President and Chief Executive Officer of the Company from 1972 to 1975; Chairman of the Board of the Company from 1972 to 1991; and Senior Vice President of the Company from 1984 to 1988. He has helped develop airlines in Europe and Africa, including having served as the Chief Executive Officer of Ghana Airlines, the national carrier of the Republic of Ghana, and Chief Executive Officer of Euro Sky, a company organized to explore the feasibility of operating a regional airline in Austria. From March 1991 to January 1993, Mr. Atkin was Director of Business and Economic Development for the State of Utah. The Board's nomination of Mr. Atkin is a reflection of the Board's respect for Mr. Atkin as a founder of the Company, and his unique perspective on the Company's growth, achievements and opportunities. Mr. Atkin has spent more than 41 years in the airline industry, and previously served as the Chairman of the Board and the Chief Executive Officer of the Company, as well as the Chief Executive Officer of two other aviation companies. In addition to Mr. Atkin's current service on the Safety and Compliance Committee, he has also served on each of the Company's Audit and Finance Committee, Compensation Committee and Nominating & Corporate Governance Committee, and brings to the Board his training and experience as a practicing attorney, which the Board believes has been valuable to the Company as it has addressed various legal and regulatory issues.
Family Relationship:	Mr. Atkin is an uncle of Jerry C. Atkin, Chairman of the Board and Chief Executive Officer of the Company.

Margaret S. Billson

Age:	52
Director Since:	2006
Committees:	Chairman of the Safety and Compliance Committee; Member of the Compensation Committee; Member of the Nominating and Corporate Governance Committee
Principal Occupation:	President and CEO, BBA Aviation Aftermarket Services, BBA Aviation plc
Experience:	Ms. Billson has served in various roles throughout 28 years in the aviation industry. Since September 2009 she has been with BBA Aviation plc ("BBA Aviation") and in 2013 she was named President and Chief Executive Officer of BBA Aviation's Aftermarket Services division which is an international provider of aviation flight support and aftermarket services. Previously she was the Chief Operations Officer and later the President, Airplane Division, of Eclipse Aviation Corporation ("Eclipse"), a manufacturer of small business jets, during its development and early manufacturing phase from 2006 through 2008. She was with Honeywell Aerospace from 1997 through 2006 in roles that included Vice President of Engineering and Product Development, and later as Vice President and General Manager of Honeywell Aerospace's Aircraft Landing Systems operations (later Airframe Systems). Ms. Billson started her career with McDonnell Douglas, where she spent 13 years in various roles including Deputy Chief Design Engineer on the MD-11 aircraft, Vice President of Technical Services and Vice President of Programs on the MD-11 and MD-80/90 aircraft. The Board recognizes the breadth and depth of Ms. Billson's considerable aviation industry knowledge and the leadership skills she has developed through 29 years in the aviation industry. She brings her vast knowledge of aircraft manufacture and operation to her position as Chairman of the Board's Safety and Compliance Committee, and contributes her experience in leading large complex organizations to the Board's Compensation and Nominating and Corporate Governance Committees. Additionally, in her service as a director, Ms. Billson draws upon her vast knowledge of developing and executing strategies to deliver financial results.
Other Directorships:	Ms. Billson serves as a director of BBA Aviation US Holdings, Inc., a privately-held company directly related to her responsibilities at BBA Aviation.

Henry J. Eyring

Age:	50
Director Since:	2006 (Also served as a director of the Company from 1995 until 2003)
Committees:	Chairman of the Compensation Committee; Member of the Audit and Finance Committee
Principal Occupation:	Advancement Vice President at Brigham Young University Idaho
Experience:	Mr. Eyring has served in various positions of administration at Brigham Young University Idaho since 2006. Mr. Eyring was President of the Japan Tokyo North Mission of The Church of Jesus Christ of Latter-day Saints from 2003 until 2006. From 2002 until 2003 he was a special partner with Peterson Capital, a private equity investment firm; from 1998 through 2002, he was the Director of the Masters of Business Administration Program at Brigham Young University.

The Board recognizes the strong business and strategic consulting experience Mr. Eyring contributes to the Board's direction of the Company. In addition to the recent experience summarized above, Mr. Eyring was previously engaged with the Monitor Company, an internationally-recognized management consulting firm. Mr. Eyring is a sound strategic thinker who possesses the unique ability to apply his academic thought and studies to the practical day-to-day challenges of the Company's operations. His thoughtful application of business and legal principles has been a valuable contribution to his service as the Chairman of the Compensation Committee.

Ronald J. Mittelstaedt

Age:	50
Director Since:	2013
Committees:	Member of the Compensation Committee
Principal Occupation:	Chairman and Chief Executive Officer of Waste Connections, Inc.
Experience:	Mr. Mittelstaedt is Chairman and CEO of Waste Connections, Inc., a company he founded in 1997 ("Waste Connections"). Under Mr. Mittelstaedt's leadership, Waste Connections has become the third largest company in the North American solid waste and recycling industry, employing more than 7,000 people nationwide. Mr. Mittelstaedt also established the RDM Positive Impact foundation in 2004 to improve the lives of underprivileged and at-risk children. Prior to his career in waste management, he spent three years in the air freight industry. Waste Connections is publicly-traded on the New York Stock Exchange. Mr. Mittelstaedt holds a bachelor's degree in Business Economics and Finance from the University of California—Santa Barbara. The Board recognizes Mr. Mittelstaedt's expertise in making large capital equipment decisions, extensive experience working with groups of diverse employee in various geographic regions and history of developing an organizational culture of strong work ethics. Mr. Mittelstaedt also contributes to the Board his insight as an experienced chief executive officer of a publicly-traded company, which the Board has found valuable in its deliberations.
Other Directorships:	Mr. Mittelstaedt currently serves as Chairman of the Board for Waste Connections, Inc. and as a director of Pride Industries, a non-profit organization which provides manufacturing, supply chain, logistics and facilities services to public and private organizations nationwide while creating jobs for people with disabilities.

Robert G. Sarver

Age:	52
Director Since:	2000
Committees:	Member of the Audit and Finance Committee; Member of the Nominating and Corporate Governance Committee
Principal Occupations:	Managing Partner of the Phoenix Suns and Chairman and Chief Executive Officer of Western Alliance Bancorporation
Experience:	Since 2004, Mr. Sarver has served as the Managing Partner of the Phoenix Suns, a professional basketball team in the National Basketball Association. Since 2002, he has also served as the Chairman and Chief Executive Officer of Western Alliance Bancorporation, a commercial bank holding company that does business in Nevada, California and Arizona. Mr. Sarver served as the Chairman and Chief Executive Officer of California Bank and Trust from 1995 to 2001. Prior to 1995, he served as the President of National Bank of Arizona. The Board nominated Mr. Sarver, in part, because of his significant knowledge in the areas of financial analysis, business strategy and investment management. In addition to his lengthy service as the Chairman and Chief Executive Officer of Western Alliance Bancorporation, Mr. Sarver was formerly a certified public accountant. Mr. Sarver's background and experience have been tremendous assets to the Board in various capacities, including his service on the Audit and Finance Committee. Mr. Sarver also contributes valuable insight he has acquired through his strong entrepreneurial experience, and plays an important role in the Board's review of the Company's liquidity and capital management practices.
Other Directorships:	Mr. Sarver is a director of Meritage Corporation, a builder of single-family homes and Western Alliance Bancorporation, a bank holding company.

Keith E. Smith

Age:	53
Director Since:	2013
Committees:	Member of the Audit and Finance Committee
Principal Occupation:	President and Chief Executive Officer of Boyd Gaming Corporation
Experience:	Mr. Smith is President, CEO and Director of Las Vegas-based Boyd Gaming Corporation ("Boyd Gaming"). Boyd Gaming is one of the nation's leading casino entertainment companies with 22 operations in eight states and more than 25,000 employees. Mr. Smith is an industry veteran with nearly 30 years of gaming experience. He joined Boyd Gaming in 1990 and held various executive positions before being promoted to Chief Operating Officer in 2001. In 2005, Mr. Smith was named President and elected as a director of Boyd Gaming and in 2008 he assumed the role of Chief Executive Officer. Boyd Gaming is publicly-traded on the New York Stock Exchange. Mr. Smith holds a bachelor's degree in Accounting from Arizona State University. He currently serves as Chairman of the Los Angeles Branch of the Federal Reserve Bank of San Francisco. He also serves as Chairman of the American Gaming Association and the Nevada Resort Association. He served as Vice Chairman of the Las Vegas Convention and Visitors Authority from 2005 to 2011. The Board recognizes Mr. Smith's diverse experience in investing in, financing, and managing capital assets and real properties in various geographic regions. Mr. Smith also has extensive experience in leading and directing a large group of diverse employees. Mr. Smith's accounting training and experience and his service as Chairman of the Los Angeles Branch of the Federal Reserve Bank of San Francisco also enable him to provide valuable service to the Audit and Finance Committee.
Other Directorships:	Mr. Smith is a director of Boyd Gaming.

Steven F. Udvar-Hazy

Age:	68
Director Since:	1986
Committees:	Lead Independent Director; Chairman of the Nominating and Corporate Governance Committee; Member of the Compensation Committee; Member of the Safety and Compliance Committee
Principal Occupation:	Chairman and Chief Executive Officer of Air Lease Corporation
Experience:	Mr. Udvar-Hazy has been engaged in aircraft leasing and finance for over 40 years. Prior to his current engagement with Air Lease Corporation, which leases and finances commercial jet aircraft worldwide, Mr. Udvar-Hazy founded and served as the Chairman and Chief Executive Officer of International Lease Finance Corporation, which leases and finances commercial jet aircraft. Mr. Udvar-Hazy is recognized as one of the leading experts in the aviation industry, and contributes to the Board the wisdom and insight he has accumulated through a lengthy, distinguished career in aviation, aircraft leasing and finance. The Company has benefitted greatly from Mr. Udvar-Hazy's recognized position in the aviation industry, including introductions to his vast industry contacts and networking opportunities. In addition to his extensive industry experience, Mr. Udvar-Hazy is extremely knowledgeable of the Company's operations and opportunities, having served as a director of the Company for more than 26 years. Mr. Udvar-Hazy's even temperament and ability to encourage discussion, together with his experience as a chief executive officer and director of other successful organizations, make him an effective Lead Independent Director.
Other Directorships:	Mr. Udvar-Hazy is Chairman of the Board of Directors of Air Intercontinental, Inc., an aviation investment company, President and director of Ocean Equities, Inc., a financial holding company, and Chairman of the Executive Committee of the Board of Directors of Emerald Financial LLC, a real estate investment company.

James L. Welch

Age:	59
Director Since:	2007
Committees:	Member of the Audit and Finance Committee; Member of the Nominating and Corporate Governance Committee; Member of the Compensation Committee
Principal Occupation:	Chief Executive Officer of YRC Worldwide Inc.
Experience:	Since July 2011, Mr. Welch has served as the Chief Executive Officer of YRC Worldwide Inc., a provider of global, national and regional ground transportation services. From 2008 until July 2011, Mr. Welch served as the President and Chief Executive Officer of Dynamex, Inc., a provider of same-day transportation and logistics services in the United States and Canada. During 2007 and 2008 he served as Interim Chief Executive Officer of JHT Holdings, a holding company of multiple enterprises engaged in automotive transport and management services. From 2000 until 2007, Mr. Welch served as the President and Chief Executive Officer of Yellow Transportation, an international transportation services provider. Mr. Welch has over 32 years of senior executive experience in the transportation sector, including valuable experience in the leadership of large and varied groups. That experience includes extensive experience working with organized labor groups, including unions. Mr. Welch's insights have been particularly valuable to the Board as the Company has addressed labor and related issues arising in the operation of SkyWest Airlines, as well as issues associated with the acquisition and integration of ExpressJet. Mr. Welch also contributes to the Board valuable practical experience in the operation of a large enterprise, as well as the perspective of a successful entrepreneur.
Other Directorships:	Mr. Welch serves as a director for YRC Worldwide, Inc. and Erickson Air Crane, a manufacturer and operator of heavy-lift helicopters.

EXECUTIVE OFFICERS

In addition to Jerry C. Atkin, the Chief Executive Officer and Chairman of the Board of the Company, whose biographical information is set forth above, the following individuals served as executive officers of the Company or its operating subsidiaries during 2013.

Bradford R. Rich, 52 is the President of the Company, with responsibility for the direction and oversight of the operations of the Company and its subsidiaries. He is also responsible for the strategic planning and development opportunities of the Company and oversees SkyWest Airline's contractual relationships with American Airlines, Inc. ("American"), Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United"), U.S. Airways, Inc. ("U.S. Airways") and Alaska Airlines ("Alaska").

Mr. Rich joined the Company in 1987 as Corporate Controller. He served as the Company's Chief Financial Officer from 1991 until May 2011, when he was appointed to serve as the President of the Company.

Michael J. Kraupp, 53, is the Chief Financial Officer and Treasurer of the Company, SkyWest Airlines and ExpressJet. He is responsible for the areas of finance, treasury, investor relations and information technology for the Company and its subsidiaries.

Mr. Kraupp served as Vice President—Controller of the Company from 1991 until 2001 and as Vice President—Finance and Treasurer of the Company from 2001 until May 2011, when he was appointed to serve as Chief Financial Officer of the Company. Mr. Kraupp is a certified public accountant.

Eric J. Woodward, 42, is the Chief Accounting Officer of the Company, SkyWest Airlines and ExpressJet. He is responsible for the oversight of the Company's financial accounting practices, internal controls and reporting to the U.S. Securities and Exchange Commission.

Mr. Woodward was employed in various other capacities with the Company from April 2004 until April 2007 and served as the Company's Vice President—Controller from April 2007 until May 2011, when he was appointed to serve as Chief Accounting Officer of the Company. Mr. Woodward is a certified public accountant.

Russell A. Childs, 46, is the President and Chief Operating Officer of SkyWest Airlines. He is responsible for oversight of all aspects of SkyWest Airlines' operations, including safety, quality, flight operations, maintenance and customer service. He also oversees SkyWest Airline's operational relationships with American, Delta, United, U.S. Airways and Alaska.

Mr. Childs was initially employed with the Company in January 2001 as Senior Director/Controller and later that year was named Vice President—Controller in which position he served until April 2007, when he was appointed to serve as President and Chief Operating Officer of SkyWest Airlines.

Bradford R. Holt, 54, is the President and Chief Operating Officer of ExpressJet. Mr. Holt has directed the combination of the operations of Atlantic Southeast Airlines, Inc. ("Atlantic Southeast") and ExpressJet Holdings, Inc., resulting in the operations currently conducted by ExpressJet. He is responsible for oversight of all aspects of ExpressJet's operations, including safety, quality, flight operations, maintenance, and customer service. He also oversees ExpressJet's operational relationships with its major airline partners, including American, Delta and United.

Prior to his appointment as President and Chief Operating Officer of Atlantic Southeast in December 2007, Mr. Holt accumulated more than 26 years of aviation experience at SkyWest Airlines, where he was previously Vice President of Flight Operations and served in various leadership positions, including as a pilot.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines on August 2, 2005 and has periodically reviewed and ratified those guidelines, most recently on August 6, 2013. The Corporate Governance Guidelines can be accessed at the Company's website, *www.SkyWest.com.* The Company's Corporate Governance Guidelines supplement the Company's Bylaws and the charters of the Board's committees. Excerpts from the principal sections of the Company's Corporate Governance Guidelines are noted below:

Director Independence

At a minimum, the Board will have a majority of directors who meet the criteria for independence as required by The Nasdaq Global Select Market.

Director Qualifications

Criteria for Membership

The Company's Nominating and Corporate Governance Committee is responsible for annually reviewing with the Board the desired skills and characteristics of directors, as well as the composition of the Board as a whole.

Terms and Limitations

All directors currently stand for election each year. The Board does not believe it should establish a limit on the number of times that a director may stand for election.

Retirement

Directors are required to submit their resignation from the Board when their term expires upon reaching the age of 72 years old. The Board will accept the resignation unless the Nominating and Corporate Governance Committee recommends otherwise. Directors generally will not be nominated for election following their 72nd birthday.

Ownership of Company Stock

Directors are encouraged to own at least 8,000 shares of Common Stock.

Director Responsibilities

General Responsibilities

The basic responsibility of directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders.

Oversight of Management

The Board is responsible to encourage the Company's management to effectively implement policies and strategies developed by the Board, and to provide dynamic leadership of the Company.

Board Meetings and Materials

Frequency of Meetings

The Board has four regularly scheduled meetings per year. As determined necessary by the Board and in order to address the Company's needs, special meetings of the Board are convened from time to time.

Annual Evaluations

The Nominating and Corporate Governance Committee conducts an annual evaluation to assess the Board's performance. Each of the Board's standing committees conducts an annual evaluation to assess the performance of the applicable committee.

Executive Sessions of Independent Directors

The Company's independent directors meet in executive session regularly, generally quarterly. The independent directors may either choose one director annually to serve as the Lead Independent Director and to preside at all executive sessions or establish a procedure by which a Lead Independent Director will be selected. The independent directors of the Company have chosen Mr. Udvar-Hazy to serve as the Lead Independent Director.

Committees

The Board has four standing committees: (1) Audit and Finance, (2) Compensation, (3) Nominating and Corporate Governance and (4) Safety and Compliance.

Director Compensation

The form and amount of director compensation is determined by the Board based on general principles established on the Nominating and Corporate Governance Committee's recommendation. These principles are in accordance with the policies and principles set forth in the Nominating and Corporate Governance Committee's charter and are intended to be consistent with rules established by The Nasdaq Global Select Market, including those relating to director independence and to compensation of Audit and Finance Committee members.

CEO Evaluation and Management Succession

The Nominating and Corporate Governance Committee conducts an annual review to assess the performance of the Company's Chief Executive Officer. The Nominating and Corporate Governance Committee communicates the results of its review to the other directors in a meeting that is not attended by the Chief Executive Officer. The directors of the Company, excluding the Chief Executive Officer, review the Nominating and Corporate Governance Committee's report to assess the Chief Executive Officer's leadership in the long and short-term, as well as the Company's long-term succession plans.

Board Leadership Structure

Mr. Jerry C. Atkin currently serves as the Chairman of the Board and Chief Executive Officer of the Company. The Board and its Nominating and Corporate Governance Committee believe that the traditional practice of combining the roles of chairman of the board and chief executive officer currently provides the preferred form of leadership for the Company. Given Mr. Atkin's vast experience with the Company, the tremendous respect which he has earned from employees, business partners and shareholders, as well as other members of the aviation industry, and his proven leadership skills, the Board believes the best interests of the Company's shareholders are met by Mr. Atkin's continued service in both capacities. The Board believes Mr. Atkin's fulfillment of both responsibilities encourages clear accountability and effective decision-making, and provides strong leadership for the Company's employees and other stakeholders.

Given the outstanding experience and qualifications the Company's directors contribute to the Board's activities, the Company has implemented a number of practices designed to encourage effective corporate governances. These practices, which are driven primarily by the Company's Corporate Governance Guidelines, include:

- the requirement that at least a majority of the Company's directors meet the standards of independence applicable to the Company;
- the election of a Lead Independent Director, who is empowered to schedule and conduct meetings of the independent directors, communicate with the Chairman of the Board, disseminate information to the Board and raise issues with management on behalf of the independent directors when appropriate;
- regular executive sessions of the Board and its committees, which are typically held in conjunction with each regularly scheduled Board and committee meeting and include individual sessions with representatives of the Company's independent registered public accounting firm, internal auditors and legal counsel; and
- annual performance evaluations of the Company's Chief Executive Officer by the Nominating and Corporate Governance Committee.

The Board believes no single leadership model is right for all companies at all times. The Board recognizes that, depending on the circumstances, other leadership models, such as a separate independent Chairman of the Board, may be appropriate. For approximately 17 years prior to Mr. Atkin's appointment as Chairman of the Board, the Company separated the positions for the Chairman of the Board and the Chief Executive Officer. The independent directors and the Nominating and Corporate Governance Committee regularly review the Company's leadership structure and, depending on the Company's needs and the available resources, the Board may modify the Company's existing leadership structure.

Review and Access to Guidelines

The Nominating and Corporate Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, then, as it deems appropriate, recommends amendments to the Board.

Communications with the Board

Shareholders and other interested parties may communicate with one or more directors or the non-management directors as a group in writing by regular mail. The following address may be used by those who wish to send such communications by regular mail:

Board of Directors or Name of Individual Director(s)
c/o Chief Financial Officer and Treasurer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

Code of Ethics

The Company has adopted a Code of Ethics for Directors and Senior Executive Officers, which is available on the Company's website, *www.SkyWest.com*. The Code of Ethics includes the following principles related to the Company's directors and executive officers:

- Act ethically with honesty and integrity;
- Promote full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and other public communications;
- Comply in all material respects with laws, rules and regulations of governments and their agencies;
- Comply in all material respects with the listing standards of a stock exchange where the shares of Common Stock are traded;
- Respect the confidentiality of information acquired in the course of performing work for the Company, except when authorized or otherwise legally obligated to disclose the information; and
- Do not use confidential information of the Company for personal advantage or for the benefit of acquaintances, friends or relatives.

Risk Oversight

The Board and each of its committees are involved in overseeing risk associated with the Company and its operations. The Board and the Audit and Finance Committee monitor the Company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management and internal and external auditors and other advisors. In its periodic meetings with the internal auditors and the Company's independent accountants, the Audit and Finance Committee discusses the scope and plan for the internal audit and includes management in its review of accounting and financial controls, assessment of business risks and legal and ethical compliance programs. The Board and the Nominating and Corporate Governance Committee monitor the Company's governance and succession risk by regular review with management and outside advisors. The Board and the Compensation Committee monitor CEO succession and the Company's compensation policies and related risks by regular reviews with management and the Compensation Committee's outside advisors. The Board and the Safety and Compliance Committee monitor management's administration of airline flight operations safety and compliance with safety regulations.

Whistleblower Hotline

The Company has established a whistleblower hotline that enables employees, customers, suppliers and shareholders of the Company and its subsidiaries, as well as other interested parties, to submit confidential and anonymous reports of suspected or actual violations of the Company's Code of Ethics. The hotline number is (888) 273-9994.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met four times during 2013, all of which were regularly-scheduled meetings. All directors attended at least 75% of the meetings of the Board and of the committees on which he or she served during the year ended December 31, 2013. All eight of the Company's directors who were then serving attended the Annual Meeting of the Company's Shareholders held on May 7, 2013. Ronald J. Mittelstaedt and Keith E. Smith, who were not appointed to serve as directors until October 1, 2013, did not attend the 2013 Annual Meeting of the Company's Shareholders.

Committees of the Board

The Board has four standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit and Finance, (2) Compensation, (3) Nominating and Corporate Governance and (4) Safety and Compliance. All the committees are comprised solely of non-employee, independent directors as defined by The Nasdaq Global Select Market listing standards. Charters for each committee are available on the Company's website, *www.SkyWest.com.*

The table below shows current membership for each of the standing Board committees.

Audit & Finance	Compensation	Nominating & Corporate Governance	Safety and Compliance
W. Steve Albrecht*	Henry J. Eyring*	Steven F. Udvar-Hazy*	Margaret S. Billson*
Henry J. Eyring	Margaret S. Billson	Margaret S. Billson	W. Steve Albrecht
Robert G. Sarver	Ronald J. Mittelstaedt	James L. Welch	J. Ralph Atkin
Keith E. Smith	Steven F. Udvar-Hazy	Robert G. Sarver	Steven F. Udvar-Hazy
James L. Welch	James L. Welch		

* Committee Chairman

Audit and Finance Committee

The Audit and Finance Committee has five members and met five times during the year ended December 31, 2013. The Board has determined that Mr. W. Steve Albrecht, Chairman of the Audit and Finance Committee is an "audit committee financial expert" within the meaning established by the U.S. Securities and Exchange Commission.

The Audit and Finance Committee's responsibilities, which are discussed in further detail in its charter, include the responsibility to:

- Establish and implement policies and procedures for review and approval of the appointment, compensation and termination of the independent registered public accounting firm;
- Review and discuss with management and the independent registered public accounting firm the audited financial statements of the Company and the Company's financial disclosure practices;
- Pre-approve all audit and permissible non-audit fees;
- Provide oversight of the Company's internal auditors;
- Hold meetings periodically with the Company's independent registered public accounting firm, the Company's internal auditors and management to review and monitor the adequacy and effectiveness of the Company's financial reporting, internal controls and risk assessment and compliance with Company policies;

- Review the Company's consolidated financial statements and related disclosures;
- Review with management and the Company's independent registered public accounting firm and approve disclosure controls and procedures and accounting principles and practices; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Audit and Finance Committee's processes and procedures is addressed below under the heading "Audit and Finance Committee Disclosure." The Report of the Audit and Finance Committee is set forth on page 51 of this Proxy Statement.

Compensation Committee

The Compensation Committee has five members and met three times during the year ended December 31, 2013. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- In consultation with the Company's senior management, establish the Company's general compensation philosophy and oversee the development and implementation of the Company's compensation programs;
- Recommend to the Board the base salary, incentive compensation and any other compensation for the Company's Chief Executive Officer and review and approve the Chief Executive Officer's recommendations for the compensation of all other officers of the Company and its subsidiaries;
- Administer the Company's incentive and stock-based compensation plans, and discharge the duties imposed on the Compensation Committee by the terms of those plans;
- Review and approve any severance or termination payments proposed to be made to any current or former officer of the Company;
- Prepare and issue the report of the Compensation Committee required by the rules of the Securities and Exchange Commission; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation are addressed below under the Heading "Compensation Discussion and Analysis." The report of the Compensation Committee is set forth on page 33 of this Proxy Statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has four members and met twice during the year ended December 31, 2013. The Nominating and Corporate Governance Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- Develop qualifications and criteria for selecting and evaluating directors and nominees;
- Consider and propose director nominees;
- Make recommendations to the Board regarding Board compensation;
- Make recommendations to the Board regarding Board committee memberships;
- Develop and recommend to the Board corporate governance guidelines;
- Facilitate an annual assessment of the performance of the Board and each of its standing committees;

- Consider the independence of each director and nominee for director; and
- Perform other functions or duties deemed appropriate by the Board.

Safety and Compliance Committee

The Safety and Compliance Committee has four members and met twice during the year ended December 31, 2013. The responsibilities of the Safety and Compliance Committee, which are discussed in detail in its charter, include the responsibility to:

- Review and make recommendations to the Board addressing airline flight operations safety and compliance with safety regulations;
- Periodically review with the Company's management, and such advisors as the Safety and Compliance Committee deems appropriate, aspects of flight operations safety and compliance with safety regulations; and
- Monitor and provide input with respect to management's efforts to create and maintain a safety culture within the Company's flight operations.

Nomination Process

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates to serve as directors of the Company. In evaluating those recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria described below. Any shareholder wishing to recommend a candidate for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to Jerry C. Atkin, Chairman of the Board and Chief Executive Officer of the Company, 444 South River Road, St. George, Utah 84790.

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, at least annually. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. Among the factors the Nominating and Corporate Governance Committee considers, which are outlined in the Corporate Governance Guidelines, are independence, diversity, age, skills, integrity and moral responsibility, policy-making experience, ability to work constructively with the Company's management and directors, capacity to evaluate strategy and reach sound conclusions, availability of time and awareness of the social, political and economic environment.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, professional search firms, shareholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. All director-nominee recommendations which are properly submitted to the Nominating and Corporate Governance Committee are aggregated and considered by the Nominating and Corporate Governance Committee at a meeting prior to the issuance of the proxy statement for the next annual meeting of shareholders. Any materials provided by a shareholder in connection with the recommendation of a director candidate are forwarded to the Nominating and Corporate Governance Committee, which considers the recommended candidate in light of the director qualifications discussed above. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms, if applicable, or other parties in connection with a candidate who is not proposed by a shareholder. In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Nominating and Corporate Governance Committee has, on occasion, engaged professional search firms to assist in identifying qualified candidates for Board service. When such firms have been engaged, the Nominating and Corporate Governance Committee has utilized their services principally for the purpose of identifying and screening potential candidates and conducting background research; however, the members of the Nominating and Corporate Governance Committee, as well as other directors of the Company, have conducted interviews with prospective candidates and have performed other functions in completing the nomination process.

Compensation Committee Interlocks and Insider Participation

None of the individuals who served on the Compensation Committee during the year ended December 31, 2013, was an officer or employee of the Company in 2013 or any time prior thereto. None of the members of the Compensation Committee during the year ended December 31, 2013, had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of the executive officers of the Company served as a member of the Compensation Committee, or similar committee, of any other company whose executive officer(s) served as a director of the Company or the Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

The following narrative compensation discussion and analysis provides information regarding the Company's executive compensation objectives, principles, practices and decisions as they relate to the following named executive officers of the Company (the "Executives"):

- Jerry C. Atkin, Chairman of the Board and Chief Executive Officer of the Company, SkyWest Airlines and ExpressJet (the "Chief Executive");
- Bradford R. Rich, President of the Company;
- Michael J. Kraupp, Chief Financial Officer and Treasurer of the Company, SkyWest Airlines and ExpressJet (the "CFO");
- Russell A. Childs, President and Chief Operating Officer of SkyWest Airlines; and
- Bradford R. Holt, President and Chief Operating Officer of ExpressJet.

The compensation discussion and analysis provides narrative perspective to the tables and disclosure in the tables following this section.

Compensation Objectives and Principles

The overall objective of the Company's executive compensation programs is to create long-term value for the Company's shareholders by attracting and retaining talented executives that effectively manage the Company in a manner that is consistent with the long-term interest of shareholders.

Accordingly, the executive compensation program incorporates the following principles:

- The overall compensation package should encourage long-term focus and shareholder value creation.
- Compensation should be competitive with other airlines in order to attract and retain talented executives.
- Compensation should be based upon individual responsibility, leadership ability, and experience.
- Compensation should reflect the fair market value of the services received.
- A significant amount of total compensation should be incentive based, and should correlate to the Company's financial performance, as well as the achievement of operational and individual goals.
- Compensation should not encourage the taking of undue, material risk.

Executive Compensation Procedures

To attain the Company's executive compensation objectives and to implement the underlying compensation principles, the Company follows the following procedures:

Role of the Committee. The Compensation Committee has responsibility for establishing and monitoring the executive compensation programs and for making decisions regarding executive compensation. The Chief Executive regularly attends the Compensation Committee meetings. The Compensation Committee also meets regularly in executive sessions. The Compensation Committee recommends the compensation package of the Chief Executive to the Board of Directors, which then sets his compensation. The Compensation Committee also considers the recommendations of the Chief Executive with respect to compensation of the other Executives, and after reviewing such recommendations, sets their compensation. The Compensation Committee also monitors, administers and approves awards under the various incentive compensation plans for all levels within the Company, including awards under the Company's annual bonus plan and the Company's 2006 Long-Term Incentive Plan and 2010 Long-Term Incentive Plan (the "2010 Plan").

The Compensation Committee relies on its judgment in making compensation decisions in addition to reviewing relevant information and results. When setting total compensation for each of the Executives, the Compensation Committee reviews tally sheets which show the Executive's current compensation, including base pay, annual bonus objectives, long-term, equity-based compensation objectives, and deferred compensation retirement funding.

The Compensation Committee also occasionally evaluates surveys and other available data regarding the executive compensation programs of other regional and major air carriers in order to determine competitiveness of the Company's executive compensation programs. The Compensation Committee performed such a review in 2012 that included a review of the executive compensation practices of peer transportation companies Southwest, Avis Budget Gp, Ryder System, UTi Worldwide, JetBlue, Alaska Air Group, Swift Transportation, Hub Group, Republic Airways, Arkansas Best, Hawaiian Holdings, Pacer Intl, Atlas Air, and Spirit Airlines. In 2013, the Compensation Committee did not perform or rely upon any updated review of peer company compensation practices or any updated surveys of peer compensation, but did take into account the results of the 2012 review. The executive compensation procedures and the Compensation Committee assessment process are designed to be flexible in an effort to promptly respond to the evolving business environment and individual circumstances.

Role of Consultants. Neither the Company nor the Compensation Committee has any contractual arrangement with any compensation consultant for determining the amount or particular form of any Executive's compensation. During 2012, the Company and Compensation Committee received advice from Frederic W. Cook & Co., Inc. ("F.W. Cook") with respect to executive compensation practices and trends generally and within the airline industry. The Company and the Compensation Committee retained F.W. Cook to make recommendations regarding the specific amount or forms of compensation awarded to Executives in 2012. The Company's approach to setting Executive compensation in 2013, and the components of the 2013 Executive compensation, were consistent with the Company's practices in 2012. The Company and the Compensation Committee did not retain any consultants during 2013 or rely on any new advice from compensation consultants. The Company and the Compensation Committee will continue to periodically seek the advice of such consultants, as deemed necessary, in the future. The Compensation Committee has sole authority to hire and fire external compensation consultants.

No Employment and Severance Agreements. The Executives do not have employment, severance or change-in-control agreements, although the vesting of stock options, restricted stock, restricted stock units and performance units generally is accelerated upon a change in control of the Company. The Executives serve at the will of the Board, which enables the Board to terminate the employment of any Executive with discretion as to the terms of any severance. This is consistent with the Company's performance-based employment and compensation philosophy.

Compensation Committee Consideration of Shareholder Advisory Vote. At the Company's Annual Meeting of Shareholders held in May 2013, the Company submitted the compensation of its named executive officers to the Company's shareholders in a non-binding vote. The Company's executive compensation program received the support of more than 85% of the shares represented at the meeting. The Compensation Committee considered the results of the 2013 vote and views the outcome as evidence of strong shareholder support of its executive compensation decisions and policies. Accordingly, the Compensation Committee concluded that no significant revisions were necessary to the Company's executive compensation program for 2014. The Compensation Committee will continue to review future shareholder voting results, including the voting results with respect to "Proposal 2—Advisory Vote on Executive Compensation" described in this Proxy Statement, and determine whether to make any changes to the Company's executive compensation program in light of such voting results.

Elements of Compensation

The Company's executive compensation objectives and principles are implemented through the use of the following principal elements of compensation, each discussed more fully below:

- Salary
- Annual Bonus
- Long-Term Awards
- Retirement and other Benefits

The compensation objectives for each Executive are more fully described in the following paragraphs.

Salary. Salary is provided with the objective of paying for the underlying role and responsibility associated with the Executive's position, which the Compensation Committee believes allows the Company to attract and retain qualified executives. The Executives' salaries are set at levels that the Compensation Committee believes are generally competitive with the compensation paid to officers in similar positions at other airlines. Salary adjustments are considered annually and influenced by growth of the Company's operations, individual performance, changes in responsibility, changes in cost of living, and other factors. The salaries of the Executives are set forth in the Summary Compensation Table set forth immediately following this section.

Annual Bonus. In an effort to encourage achievement of the Company's objectives, an annual performance-based bonus plan is maintained for the Executives. The combination of salary and annual bonuses is intended to result in a cash compensation package for each Executive that falls within competitive market standards as determined by the Compensation Committee based on its review and understanding of other regional and major air carrier executive compensation programs when the performance measures and personal goals are met. The purpose of the bonus plan is to reward the Executives with an annual cash bonus in an amount that correlates (i) in part, to the level of net income and other financial measurements of the Company or its operating subsidiaries achieved for the year; and (ii) in part, to the achievement of specific operational goals and individual quantitative and qualitative goals during the year. The 2013 annual bonus objective of 80% of salary for Messrs. Atkin, Rich, Child and Holt was allocated between 40% of salary based on net income and other financial targets established by the Compensation Committee, and 40% of salary based on the achievement of specific operational and individual targets. Mr. Kraupp's annual bonus objective of 60% of salary was allocated between 30% of salary based on net income and other financial targets established by the Compensation Committee and 30% of salary based on the achievement of specific operational and individual targets. The differing percentages for the Executives are due to differing entity level responsibilities. Details are explained below under the headings "2013 Net Income and Financial Targets Component" and "2013 Operational and Individual Targets Component".

2013 Net Income and Financial Targets Component. In determining annual net income and other financial targets to be used for the purpose of determining each bonus amount for the Executives, the Compensation Committee began with a targeted net income objective which the Compensation Committee believes is a key measure of the financial health of the Company and reflects the Company's development of shareholder value. The Compensation Committee then considered the planned budget for the year, timing differences between the Company's actual engine overhaul expenses and the related revenue collected from the Company's major partners, and other unusual or non-recurring items, such as the transition and integration of the ExpressJet Holdings, Inc.'s operations.

The specific income and other financial targets were 1) a designated amount of net income at the operating subsidiary level, 2) a designated amount of controllable expenditures at the operating subsidiary level, and 3) a designated amount of capital expenditures at the operating subsidiary level. The bonus objective for net income and other financial targets was weighted 50% to net income at the operating subsidiary level, 25% to controllable expenditures at the operating subsidiary level and 25% to capital expenditures at the operating subsidiary level. The above identified measurements were identified to encourage continued focus on overall net income and financial results, to encourage continued integration of ExpressJet Holdings, Inc.'s operations, and to facilitate the exchange of best practices between the operating subsidiaries of the Company.

In the case of Messrs. Atkin, Rich and Kraupp, the applicable net income and other financial targets were based on the designated amounts of both operating subsidiaries SkyWest Airlines (weighted 50%) and ExpressJet (weighted 50%). Because of his primary responsibility with respect to operations of SkyWest Airlines, Mr. Childs' net income and financial targets were set as the designated amounts at the SkyWest Airlines level. Similarly, because Mr. Holt was principally engaged with respect to the operations of ExpressJet, his net income and financial targets were designated amounts at the ExpressJet level. At year-end, the Compensation Committee reviewed the actual net income and financial results for the year, as well as other items taken into account in setting the annual net income and financial targets, and determined the extent to which the applicable goals were met.

2013 Operational and Individual Targets Component. A portion of the Executives' annual bonus is based on their achievement of operational targets (weighted 50%) and individual targets (weighted 50%) established in advance each year. The Compensation Committee has adopted this approach because it believes the use of operational and individual goals allows awards to reflect the individual efforts and achievements of an Executive that may not be reflected by corporate net income performance. The actual amount of the bonus payment for each Executive is determined by the Compensation Committee based on the Executive's achievement of his goals.

For fiscal year 2013, the Compensation Committee reviewed and approved the individual goals for the Executives and following year-end, determined the extent to which those goals were attained. The actual payout of the portion of an Executive's annual bonus incentive related to individual goals is increased or decreased, as applicable, based on the degree to which the Executive achieved his individual goals.

The corresponding results for each Executive for the year ended December 31, 2013, are set forth below as a percentage of each Executive's salary.

	Objective Percentage of Salary	Net Income & Financial Target	Net Income & Financial Results	Operational & Individual Target	Operational & Individual Results	Total Annual Bonus Results
Jerry C. Atkin	80%	40.0%	23.8%	40.0%	36.6%	60.4%
Bradford R. Rich	80%	40.0%	23.8%	40.0%	36.3%	60.1%
Russell A. Childs	80%	40.0%	41.9%	40.0%	39.4%	81.3%
Bradford R. Holt	80%	40.0%	6.0%	40.0%	33.6%	39.6%
Michael J. Kraupp . . .	60%	30.0%	17.9%	30.0%	27.5%	45.4%

Discretionary Bonus. In addition to the performance-based bonuses described above, the Compensation Committee also exercised discretion in 2013 and paid a discretionary bonus of $80,000 to Mr. Holt in recognition of Mr. Holt's efforts to address unique challenges attributable to ExpressJet's operations, including reimbursement rates payable under ExpressJet's contracts with its major partners, maintenance costs associated with ExpressJet's aging fleet and collective bargaining agreements with labor groups. Messrs. Atkin, Rich, Childs and Kraupp did not receive a discretionary bonus.

Amount of 2013 Annual Bonus—The total annual bonus amounts payable to the Executives for 2013 were: Mr. Atkin—$247,763; Mr. Rich—$184,900; Mr. Childs—$211,601; Mr. Holt—$183,118 and Mr. Kraupp—$81,603. Those amounts are included in the amounts shown in the Summary Compensation Table below under the caption headings "Discretionary Bonus" and "Bonus and Non-Equity Incentive Plan Compensation".

Long-Term Awards. The Company grants discretionary long-term incentive awards, in the form of stock options, restricted stock units and performance units payable in cash to the Executives annually, as evidenced by electronic and written award agreements.

Long-term incentive awards are made to encourage the Executives to continue their engagement with the Company throughout the vesting periods of the awards and to align management and shareholder interests. In making awards to the Executives, the grant size and the appropriate combination of equity- based and deferred cash awards is considered. The Compensation Committee generally grants long-term incentive awards at its first meeting of each year. Except in the case of accelerated vesting upon a change in control of the Company, long-term incentive awards currently vest only if the Executive remains employed by the Company for three years from the date of grant. The Compensation Committee believes the three-year cliff-vesting schedule assists in retaining Executives and encourages the Executives to focus on the Company's long-term performance.

In granting stock options and restricted stock units to the Executives, the Compensation Committee also considers the impact of the grant on the Company's financial performance, as determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC Topic 718). For long-term equity awards, the Company records expense in accordance with ASC Topic 718. The amount of expense recorded pursuant to ASC Topic 718 may vary from the corresponding compensation value used in determining the amount of the awards.

Amount and allocation of grant—For 2013 the total annual targeted long-term incentive grant value was 125% of salary and targeted annual bonus for Mr. Atkin, 100% of salary and targeted annual bonus for Messrs. Rich, Childs and Holt and 70% of salary and targeted annual bonus for Mr. Kraupp. The Compensation Committee established these targeted amounts to provide a competitive pay package and to ensure that a large portion of each Executive's compensation was based on continuing long-term service and correlated to the creation of shareholder value. This has been the Compensation Committee's policy for several years, but is subject to review and continuation or modification each year by the Compensation Committee. Mr. Atkin's targeted level of long-term incentive awards is higher than the targeted level of long-term incentive awards for other Executives since he has overall responsibility for the long-term success of the Company. Each Executive's 2013 long-term incentive award was allocated among three types of long-term awards as follows: stock options, restricted stock units and performance units payable in cash.

Three types of awards were used in an effort to link the Executives' long-term incentive compensation with the creation of shareholder value. The value of stock options and restricted stock units is directly related to the value of the Common Stock. The Executives earn performance units payable in cash by achieving specified levels of pretax earnings that the Compensation Committee believes also lead to long-term shareholder value, but are not subject to short-term stock market volatility.

Stock options, restricted stock unit and performance unit grants in 2013 were made pursuant to the Company's 2010 Plan, as shown in greater detail below in the table labeled "Grants of Plan Based Awards."

Stock Options—Options are granted with an exercise price equal to the closing price per share on the date of grant and vest three years after the date of grant. Grants are made on a systematic schedule, generally one grant per year made at the first Compensation Committee meeting of each year.

The purpose of stock options is to tie a significant percentage of the award's ultimate value to increases in the market price of the Common Stock, thereby rewarding increased value to the shareholders. A stock option only has a value to the extent the value of the underlying shares on the exercise date exceeds the exercise price. Accordingly, stock options provide compensation only if the underlying share price increases over the option term and the Executive's employment continues through the vesting date.

The size of the grant for each Executive is calculated by determining the number of shares with a theoretical future value equal to the targeted compensation for stock options, assuming each option will have a value equal to 33% of its exercise price. This value generally correlates to the ASC Topic 718 value of the awards. The targeted stock option allocation of each Executive's aggregate, targeted level of long-term incentive compensation for 2013 was 15%.

Restricted Stock Units—The Company also granted restricted stock units to the Executives in 2013 under the 2010 Plan. The restricted stock units awarded to an Executive entitle the Executive to receive a designated number of shares of Common Stock upon completion of a three-year vesting period, measured from the date of grant. Until the vesting date the shares underlying restricted stock units are not considered issued and outstanding. Accordingly, the Executive is not entitled to vote or receive dividends on the shares underlying his restricted stock units unless and until those restricted stock units vest. The purpose of the restricted stock unit component is to support continued employment through volatile economic and stock market conditions, to manage dilution overhang, and to align officers' interests with maintaining shareholder value already created. The Compensation Committee believes this approach mitigates the incentive for Executives to take unnecessary risks and helps retain the Executives' expertise through continued employment. Recipients of restricted stock units do not pay for the underlying shares once the awards vest; however they must remain employed by the Company for three years to receive the underlying shares. Restricted stock unit awards provide the Executives with an indirect ownership stake in the Company and encourage the Executive to continue employment in order to receive the underlying shares. The compensation value of a restricted stock unit award does not depend solely on future stock price increases; at grant, its value is equal to the market price of the Common Stock. Although its value may increase or decrease with changes in the stock price during the period before vesting, a restricted stock unit award will likely have value even without future stock price appreciation. Accordingly, restricted stock unit awards deliver significantly greater share-for-share compensation value at grant than do stock options, and the Company can offer what it anticipates will be comparable grant date compensation value with 65% fewer shares than if the grant were made solely with stock options.

The annual award of restricted stock units to each Executive for 2013 consisted of the right to receive upon future vesting a number of shares of Common Stock. The targeted restricted stock unit allocation of each Executive's aggregate, targeted level of long-term incentive compensation for 2013 was 35%.

Performance Units—The remaining component of each Executive's 2013 annual long-term incentive award was a performance unit award payable in cash under the 2010 Plan. The targeted cash allocation of each Executive's aggregate, targeted level of long-term incentive compensation for 2013 was 50%. The purpose of the performance unit awards is to reward achievement of a financial efficiency goal that supports shareholder value and reflects real performance without regard to stock market volatility. Under each Executive's performance unit award, a cash bonus is payable three years from the date of grant, based on the level of pretax earnings actually attained for the year of grant, and subject to the Executive's continued employment through the date of payment. The 2013 committee-designated targeted pretax earnings was set as $165 million, with the actual amount of cash bonus payable to each

Executive to be adjusted in proportion to the extent to which the Company's actual results varied from the target level of performance. Specifically, (i) if pretax earnings had been equal to or greater than $165 million, then 100% or more of the performance units would have been earned by the Executive; (ii) if pretax earnings had ranged from $99 million to $165 million, then 50% to 100% of the performance units would have been earned by the Executive; and (iii) if pretax earnings had been less than $99 million, then no performance units would have been earned by the Executive.

The 2013 goal for each Executive was based on the Company's targeted pretax earnings, and there was no alternative operating company goal set for the Presidents of the operating subsidiaries, thus encouraging teamwork and working towards the creation of long-term value for the Company's shareholders. In determining the degree to which the targeted pretax earnings goal has been attained, pretax earnings are adjusted to exclude accounting timing differences between engine overhauls and related revenue collected from contracts. Earned performance unit awards are paid in cash to reduce share dilution and emphasize the real economic cost of officer incentives. The Company believes that the performance unit grants provide an effective long-term incentive for the Executives to act in the best interests of shareholders, by focusing on pretax earnings, which the Compensation Committee believes is one of the principal contributing factors to long-term shareholder value.

For 2013, the actual adjusted shareholder pretax earnings was $99 million, which resulted in each Executive earning 50% of his performance units (subject to risk of forfeiture in the event of termination prior to February 13, 2016).

The targeted pretax earnings, actual pretax earnings, performance units granted, and the performance units earned (subject to forfeiture if the vesting period is not met) for the year ended December 31, 2013 were as follows:

	Targeted Pretax Earnings (in Millions)	Actual Pretax Earnings (in Millions)	Performance Units Granted	Performance Units Earned
Jerry C. Atkin	$165	$99	$461,250	$230,265
Bradford R. Rich	$165	$99	$276,750	$138,375
Russell A. Childs	$165	$99	$234,360	$117,180
Bradford R. Holt	$165	$99	$234,360	$117,180
Michael J. Kraupp	$165	$99	$100,744	$ 50,372

The following table summarizes the number and nature of long-term awards granted to the Executives by the Board on February 13, 2013.

	Time Vested LTI		Performance-Contingent LTI		
	Options	Shares/Stock Units	Options	Shares/Stock Units	Other Units (Cash)(1)
Jerry C. Atkin	32,255	24,386	—	—	$461,250
Bradford R. Rich	19,353	14,632	—	—	$276,750
Russell A. Childs	16,389	12,391	—	—	$234,360
Bradford R. Holt	16,389	12,391	—	—	$234,360
Michael J. Kraupp	7,045	5,326	—	—	$100,744

(1) Number of performance units if 100% of target achieved. See table above for performance units actually earned for 2013.

Retirement Benefits.

The Company and SkyWest Airlines sponsor a 401(k) retirement plan for their eligible employees, including the Executives other than Mr. Holt. ExpressJet also maintains a substantially equivalent 401(k) plan for its eligible employees, including Mr. Holt. Both plans are broad based, tax-qualified retirement plans under which eligible employees, including the Executives, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "Code"). The sponsoring employers make matching contributions under the plans on behalf of eligible participants; however the right of Executives and other officers to such matching contributions is limited. The Compensation Committee believes that maintaining the 401(k) retirement plans and providing a means to save for retirement is an essential part of a competitive compensation package necessary to attract and retain talented executives.

The Company also maintains the SkyWest, Inc. 2002 Deferred Compensation Plan, a non-qualified deferred compensation plan for the benefit of officers and other highly compensated employees. All of the Executives participate in the SkyWest, Inc. 2002 Deferred Compensation Plan. ExpressJet also maintains a separate but similar non-qualified deferred compensation plan, the ExpressJet Executive Deferred Compensation Plan, for its highly compensated management employees, including Mr. Holt. Under both such deferred compensation plans (the "Deferred Compensation Plans"), the employer credits each Executive's account with a discretionary employer contribution equal to 15% of salary and annual bonus. These amounts are included in the Summary Compensation Table under the column "All Other Compensation". Additional information on the Deferred Compensation Plans is found in the section "Non-Qualified Deferred Compensation for 2013," below.

The SkyWest Inc. 2002 Deferred Compensation Plan (but not the ExpressJet Executive Deferred Compensation Plan) also permits eligible executives, including the Executives, to elect in advance of each calendar year to defer up to 100% of their cash salary and annual bonus compensation for the year. None of the Executives elected to defer any portion of his salary or annual bonus for 2013. The Company and its subsidiaries do not maintain any defined benefit pension plans for the Executives.

Other Benefits. In additional to the benefits described above, the Company provides certain other benefits to the Executives that the Compensation Committee believes are generally consistent with the benefits provided to senior executives of other airlines. The Compensation Committee believes that those benefits, which are detailed in the footnotes to the Summary Compensation Table applicable to the heading "All Other Compensation" below, are reasonable, competitive and consistent with overall executive compensation objectives. Those benefits consist primarily of employer-paid premiums on health, dental and eye insurance, a personal automobile allowance, and use of Company owned recreational equipment.

The Company and its subsidiaries also maintain a non-discriminatory, broad based program under which all full-time employees and their dependents, including the Executives and their dependents, may fly without charge on a space available basis on regularly scheduled flights of aircraft operated by the Company's operating airline subsidiaries.

Ownership Guidelines

The Company maintains ownership guidelines for the Executives to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each Executive is strongly encouraged to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to six times annual base salary for Mr. Atkin, and three times annual base salary for Messrs. Rich, Childs, Holt and one times annual base salary for Mr. Kraupp. Messrs. Atkin, Rich, and Kraupp met the guidelines at the end of the fiscal year ended December 31, 2013. Messrs. Childs and Holt are continuing to make progress towards the ownership guideline. The holdings of the Executives are summarized in the table entitled "Security Ownership of Certain Beneficial Owners", below.

Deductibility of Executive Compensation

Section 162(m) of the Code imposes a $1 million annual limit on the amount that a publicly traded company may deduct for compensation paid to the company's principal executive officer during a tax year or to any of the company's three other most highly compensated executive officers who are still employed at the end of the tax year (other than the Company's principal financial officer). The limit does not apply to compensation that meets the requirements of Section 162(m) of the Code for "qualified performance-based compensation" (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the Company's shareholders). The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code. In certain situations, the Compensation Committee may approve compensation that will not meet the requirements of Code Section 162(m) in order to ensure competitive levels of total compensation for its executive officers. Stock options and 2013 long-term performance units awarded to the Executives during 2013 were intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code. The Company's 2013 restricted stock unit grants and 2013 performance-based annual bonuses, however, were not "qualified performance-based compensation." As a result, a portion of the compensation earned by Mr. Atkin for 2013 exceeded the deduction limit of Section 162(m) of the Code.

Effect of Compensation on Risk

Based on the Compensation Committee's review of the various elements of the Company's executive compensation practices and policies, the Compensation Committee believes the Company's compensation policies and practices are designed to create appropriate and meaningful incentives for the Company's employees without encouraging excessive or inappropriate risk taking. Among other factors, The Compensation Committee considered the following information:

- The Company's compensation policies and practices are designed to include a significant level of long-term compensation, which discourages short-term risk taking.
- The base salaries the Company provides to its employees are generally consistent with salaries paid for comparable positions in the Company's industry, and provide the Company's employees with steady income while reducing the incentive for employees to take risks in pursuit of short-term benefits.
- The Company's incentive compensation is capped at levels established by the Compensation Committee, which the Compensation Committee believes reduces the incentive for excessive risk-taking.
- The Company has established internal controls and adopted codes of ethics and business conduct, which are designed to reinforce the balanced compensation objectives established by the Compensation Committee.
- The Company has adopted equity ownership guidelines for its executive officers, which the Compensation Committee believes discourages excessive risk-taking.

Based on the review outlined above, the Company has concluded that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the foregoing compensation discussion and analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing compensation discussion and analysis be included in this proxy statement.

The Compensation Committee

Henry J. Eyring, Chair
Margaret S. Billson
Ronald J. Mittelstaedt
Steven F. Udvar-Hazy
James L. Welch

EXECUTIVE COMPENSATION

The table below summarizes the total compensation paid to or earned by each of the Executives for the years indicated.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Discretionary Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jerry C. Atkin	2013	$410,000	$ 0	$322,875	$138,375	$478,028	$138,242(4)	$1,487,520
Chairman and Chief	2012	$400,000	$ 0	$315,000	$170,000	$892,212	$115,183(5)	$1,892,395
Executive Officer	2011	$400,000	$40,000	$300,000	$100,070	$148,000	$126,601(6)	$1,114,671
Bradford R. Rich	2013	$307,500	$ 0	$193,725	$ 83,025	$323,275	$112,278(7)	$1,019,803
President	2011	$300,000	$ 0	$189,000	$116,500	$600,792	$ 95,232(8)	$1,301,524
	2011	$300,000	$23,000	$180,000	$ 60,042	$118,500	$ 97,857(9)	$ 779,399
Russell A. Childs	2013	$260,400	$ 0	$164,052	$ 70,308	$328,781	$100,377(10)	$ 923,918
President and Chief	2012	$254,000	$ 0	$160,020	$ 98,580	$509,451	$ 90,249(11)	$1,112,300
Operating Officer— SkyWest Airlines, Inc.	2011	$254,000	$ 0	$152,400	$ 50,836	$156,500	$ 89,179(12)	$ 702,915
Bradford R. Holt	2013	$260,400	$80,000	$164,052	$ 70,308	$220,298	$ 96,318(13)	$ 891,376
President and Chief	2012	$254,000	$ 0	$160,020	$ 98,580	$517,938	$ 78,184(14)	$1,108,722
Operating Officer— ExpressJet	2011	$254,000	$20,000	$152,400	$ 50,836	$ 82,000	$ 80,521(15)	$ 639,757
Michael J. Kraupp	2013	$179,900	$ 0	$ 70,521	$ 30,223	$131,975	$ 54,755(16)	$ 467,374
Chief Financial Officer	2012	$175,500	$ 0	$ 68,796	$ 29,484	$216,646	$ 52,793(17)	$ 543,219
And Treasurer	2011	$172,000	$ 4,200	$ 62,350	$ 62,387	$ 71,505	$ 44,923(18)	$ 417,365

(1) Column (d) shows discretionary bonuses approved by the Compensation Committee and earned by Messrs. Atkin, Rich, Holt and Kraupp. No discretionary bonuses were earned by the Executives in 2012.

(2) These columns show the full grant date fair market value of the options granted as computed under ASC Topic 718 and the expense attributable to restricted stock unit awards (excluding estimates for forfeitures in case of awards with service-based vesting). These amounts do not reflect the extent to which the Executive realized an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2013 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) The amounts in column (g) include the annual performance bonus amounts earned in the year indicated based on performance in that year and paid in the subsequent year. As described in the section entitled "Compensation Discussion and Analysis" above, annual performance bonuses payable to the Executives are calculated based upon the financial performance of the Company or its subsidiaries and also the achievement of individual goals. The target amount of each Executive's annual performance bonus opportunity for 2013 is reported in the "Grants of Plan-Based Awards for 2013" table below, and included in the applicable amount shown in the column(c) of that table. The amounts of such annual performance bonuses, excluding discretionary bonuses reported in column (d), actually earned in 2013 and paid in 2014 were: Mr. Atkin—$247,763; Mr. Rich—$184,900; Mr. Childs—$211,601; Mr. Holt—$103,118. The actual amount of Mr. Kraupp's annual performance bonus earned for 2013 was $81,603. Mr. Kraupp's annual performance bonus is paid quarterly rather than annually. The amounts in column (g) also include the amounts of performance unit awards granted in 2013 and earned based on 2013 adjusted pretax earnings of the Company, but payable in cash in 2016 and subject to forfeiture in the event of termination of employment within three years of the applicable date of grant in 2013. The target amount for each Executive's performance unit grant for 2013 is reported in the "Grants of Plan-Based Awards for 2013" table below, and included in the applicable amount shown in the column(c) of that table. The amounts of those performance unit awards actually earned for 2013 were Mr. Atkin—$230,265; Mr. Rich—$138,375; Mr. Childs—$117,180; Mr. Holt—$117,180 and Mr. Kraupp—$50,372.

(4) All other compensation for Mr. Atkin for 2013 consists of $112,695 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2013; $3,992 in employer-paid health insurance premiums; $15,761 for a personal vehicle lease; $4,362 for personal use of the Company's recreational equipment; and $1,432 in discretionary matching contributions under the SkyWest 401(k) Plan.

(5) All other compensation for Mr. Atkin for 2012 consists of $88,920 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2012; $3,918 in employer-paid health insurance premiums; $15,858 for a personal vehicle lease; $5,309 for personal use of the Company's recreational equipment; and $1,178 in discretionary matching contributions under the SkyWest 401(k) Plan.

(6) All other compensation for Mr. Atkin for 2011 consists of $103,157 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2011; $1,436 in employer-paid health insurance premiums; $18,541 for a personal vehicle lease; $2,855 for personal use of the Company's recreational equipment; and $612 in discretionary matching contributions under the SkyWest 401(k) Plan.

(7) All other compensation for Mr. Rich for 2013 consists of: $86,381 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2013; $5,195 in employer-paid health insurance premiums; $14,760 for a personal vehicle allowance; $4,362 for personal use of the Company's recreational equipment; and $1,580 in discretionary matching contributions under the SkyWest 401(k) Plan.

(8) All other compensation for Mr. Rich for 2012 consists of: $68,810 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2012; $5,103 in employer-paid health insurance premiums; $14,760 for a personal vehicle allowance; $5,309 for personal use of the Company's recreational equipment; and $1,250 in discretionary matching contributions under the SkyWest 401(k) Plan.

(9) All other compensation for Mr. Rich for 2011 consists of: $78,064 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2011; $1,994 in employer-paid health insurance premiums; $14,270 for a personal vehicle allowance; $2,855 for personal use of the Company's recreational equipment; and $674 in discretionary matching contributions under the SkyWest 401(k) Plan.

(10) All other compensation for Mr. Childs for 2013 consists of: $73,494 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2013; $5,195 in employer-paid health insurance premiums; $15,727 for a personal vehicle lease; $4,362 for personal use of the Company's recreational equipment; and $1,599 in discretionary matching contributions under the SkyWest 401(k) Plan.

(11) All other compensation for Mr. Childs for 2012 consists of: $63,859 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2012; $5,103 in employer-paid health insurance premiums; $14,727 for a personal vehicle lease; $5,309 for personal use of the Company's recreational equipment; and $1,250 in discretionary matching contributions under the SkyWest 401(k) Plan.

(12) All other compensation for Mr. Childs for 2011 consists of: $69,454 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2011; $1,994 in employer-paid health insurance premiums; $14,283 for a personal vehicle lease; $2,855 for personal use of the Company's recreational equipment; and $593 in discretionary matching contributions under the SkyWest 401(k) Plan.

(13) All other compensation for Mr. Holt for 2013 consists of: $73,106 of employer credits under the ExpressJet Deferred Compensation Plan attributable to compensation earned for 2013; $5,050 in employer-paid health insurance premiums; $13,800 for a personal vehicle lease; and $4,362 for personal use of the Company's recreational equipment.

(14) All other compensation for Mr. Holt for 2012 consists of: $54,111 of employer credits under the ExpressJet Deferred Compensation Plan attributable to compensation earned for 2012; $4,964 in employer-paid health insurance premiums; $13,800 for a personal vehicle lease; and $5,309 for personal use of the Company's recreational equipment.

(15) All other compensation for Mr. Holt for 2011 consists of: $61,917 of employer credits under the ExpressJet Deferred Compensation Plan attributable to compensation earned for 2011; $1,949 in employer-paid health insurance premiums; $13,800 for a personal vehicle lease; and $2,855 for personal use of the Company's recreational equipment.

(16) All other compensation for Mr. Kraupp for 2013 consists of: $43,599 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2013; $5,195 in employer-paid health insurance premiums; $4,362 for personal use of the Company's recreational equipment; and $1,599 in discretionary matching contributions under the SkyWest 401(k) Plan.

(17) All other compensation for Mr. Kraupp for 2012 consists of: $41,273 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2012; $5,103 in employer-paid health insurance premiums; $5,309 for personal use of the Company's recreational equipment; and $1,108 in discretionary matching contributions under the SkyWest 401(k) Plan.

(18) All other compensation for Mr. Kraupp for 2011 consists of: $39,543 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2011; $1,994 in employer-paid health insurance premiums; $2,855 for personal use of the Company's recreational equipment; and $531 in discretionary matching contributions under the SkyWest 401(k) Plan.

Grants of Plan-Based Awards For 2013

The following table provides information about non-equity based and equity-based plan awards granted to the Executives for the year ended December 31, 2013:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards Target (# shares)	All Other Stock Awards: Number of Shares of Stock (# shares)	All Other Option Awards: Number of Securities Underlying Options (# shares)	Exercise Price of Options Awards ($S/share)(1)	Grant Date Full Fair Value(2)
Jerry C. Atkin	13-Feb-2013(3)(4)	$789,250	—	24,386	32,255	$13.24	$461,250
Bradford R. Rich	13-Feb-2013(3)(4)	$522,750	—	14,632	19,353	$13.24	$276,750
Russell A. Childs	13-Feb-2013(3)(4)	$442,680	—	12,391	16,389	$13.24	$234,360
Bradford R. Holt	13-Feb-2013(3)(4)	$442,680	—	12,391	16,389	$13.24	$234,360
Michael J. Kraupp	13-Feb-2013(3)(4)	$208,684	—	5,326	7,045	$13.24	$100,744

(1) The exercise price of the options of $13.24 per share was the market closing price of the Common Stock on the date of grant.

(2) Column (h) shows the full grant date fair market value of the options granted in 2013 as computed under ASC Topic 718 and the expense attributable to restricted stock unit awards granted in 2013 (excluding the effect of estimates for forfeitures). Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2013, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) On February 13, 2013, the Company granted stock options, restricted stock units and performance unit awards payable in cash pursuant to the 2010 Plan and the approved target annual performance bonus. Each Executive's target level of performance unit grant, earned in 2013 and payable in 2016, and target annual performance bonus, earned in 2013 and payable in 2014, are included in the amount shown in column (c). The number of shares underlying each Executive's stock option grant earned in 2013, which vest in 2016, is listed in column (f). The number of shares of Common Stock underlying each restricted stock unit award earned for year 2013 and payable in 2016 is shown in column (e). All of the long-term incentive awards included in columns (c) through (f), with the exception of the target annual performance bonus included in column (c), vest on the third anniversary of the date of grant (with earlier acceleration upon a change in control of the Company).

(4) As a result of the 2013 actual adjusted pretax earnings, Mr. Atkin received performance-based units payable in 2016 in cash having a value of $230,265; Mr. Rich received performance-based units payable in 2016 in cash having a value of $138,375; Mr. Childs received performance-based units payable in 2016 in cash having a value of $117,180, Mr. Holt received performance-based units payable in 2016 in cash having a value of $117,180 and Mr. Kraupp received performance-based units payable in 2016 in cash having a value of $50,372. As a result of 2013 actual performance, the amounts of annual performance bonus, excluding discretionary bonuses approved by the Compensation Committee, earned in 2013 and paid in 2014 were: Mr. Atkin—$247,763; Mr. Rich—$184,900; Mr. Childs—$211,601; Mr. Holt—$103,118; and Mr. Kraupp—$81,603.

Outstanding Equity Awards at Year-End

The following table provides information on the year-end 2013 holdings of stock options and other stock awards (restricted stock and restricted stock units) by the Executives.

	Option Awards				Stock Awards	
(a) Name	(b) Number of Securities Underlying Unexercised Options Exercisable (#)	(c) Number of Securities Underlying Unexercised Options Unexercisable (#)	(d) Option Exercise Price ($)	(e) Option Expiration Date(4)	(f) Number of Shares or Share Units That Have Not Vested (#)	(g) Market Value of Shares or Share Units That Have Not Vested(5) ($)
Jerry C. Atkin	104,000	—	$19.18	3-Feb-14	—	—
	188,000	—	$17.11	1-Feb-15	—	—
	59,281	—	$26.84	6-Feb-14	—	—
	59,281	—	$25.80	6-Feb-15	—	—
	99,124	—	$15.24	4-Feb-16	—	—
	60,282		$14.49	3-Feb-17		
	—	19,545(1)	$15.51	2-Feb-18	19,342(1)	$286,068
	—	39,627(2)	$13.06	15-Feb-19	24,119(2)	$356,720
	—	32,255(3)	$13.24	13-Feb-20	24,386(3)	$360,669
Bradford R. Rich	50,000	—	$19.18	3-Feb-14	—	—
	100,000	—	$17.11	1-Feb-15	—	—
	34,467	—	$26.84	6-Feb-14	—	—
	34,467	—	$25.80	6-Feb-15	—	—
	57,614	—	$15.24	4-Feb-16	—	—
	35,034		$14.49	3-Feb-17		
		11,727(1)	$15.51	2-Feb-18	11,605(1)	$171,638
	—	27,156(2)	$13.06	15-Feb-19	14,472(2)	$214,041
	—	19,353(3)	$13.24	13-Feb-20	14,632(3)	$216,407
Russell Childs	40,000	—	$17.11	1-Feb-15	—	—
	8,589	—	$26.84	6-Feb-14	—	—
	13,597	—	$27.37	6-Feb-14	—	—
	30,142	—	$25.80	6-Feb-15	—	—
	51,024	—	$15.24	4-Feb-16	—	—
	31,029		$14.49	3-Feb-17		
	—	9,929(1)	$15.51	2-Feb-18	9,826(1)	$145,327
	—	22,979(2)	$13.06	15-Feb-19	12,253(2)	$181,222
	—	16,389(3)	$13.24	13-Feb-20	12,391(3)	$183,263
Bradford R. Holt	48,000	—	$17.11	1-Feb-15	—	—
	8,867	—	$26.84	6-Feb-14	—	—
	26,211	—	$25.80	6-Feb-15	—	—
	47,835	—	$15.24	4-Feb-16	—	—
	29,094		$14.49	3-Feb-17		
	—	9,929(1)	$15.51	2-Feb-18	9,826(1)	$145,327
	—	22,979(2)	$13.06	15-Feb-19	12,253(2)	$181,222
	—	16,389(3)	$13.24	13-Feb-20	12,391(3)	$183,263
Michael J. Kraupp . . .	36,000	—	$17.11	1-Feb-15	—	—
	8,451	—	$26.84	6-Feb-14	—	—
	8,451	—	$25.80	6-Feb-15	—	—
	15,531	—	$15.24	4-Feb-16	—	—
	12,692		$14.49	3-Feb-17		
	—	12,185(1)	$15.51	2-Feb-18	4,020(1)	$ 59,456
	—	6,873(2)	$13.06	15-Feb-19	5,268(2)	$ 77,914
	—	7,045(3)	$13.24	13-Feb-20	5,326(3)	$ 78,772

(1) Awards scheduled to vest on February 2, 2014.

(2) Awards scheduled to vest on February 15, 2015.

(3) Awards scheduled to vest on February 13, 2016.

(4) Stock options awarded through 2005 expire ten years from date of grant. Stock options granted in 2006 and after expire seven years from date of grant.

(5) Based on market closing price per share of Common Stock of $14.79 on December 31, 2013.

Option Exercises and Stock Vested

Stock options exercised and shares of restricted stock that vested for the Executives during the year ended December 31, 2013 are outlined below.

	Option Awards		Stock Awards	
(a) Name	(b) Number of Shares Acquired On Exercise (#)(1)	(c) Value Realized on Exercise ($)	(d) Number of Shares Acquired on Vesting (#)	(e) Value Realized on Vesting ($)
Jerry C. Atkin	—	—	19,886	$254,740
Bradford R. Rich	—	—	11,557	$148,045
Russell A. Childs	—	—	10,236	$131,123
Bradford R. Holt	—	—	9,597	$122,938
Michael J. Kraupp	—	—	4,187	$ 53,635

(1) No stock options were exercised by Executives during the year ended December 31, 2013.

Non-Qualified Deferred Compensation for 2013

Pursuant to the SkyWest Deferred Compensation Plan and the ExpressJet Deferred Compensation Plan, covered Executives may elect prior to the beginning of each calendar year to defer the receipt of base salary and annual performance bonuses earned for the ensuing calendar year. Amounts deferred are credited to an unfunded liability account maintained by the Company on behalf of the applicable Executive, which account is deemed invested in and earns a rate of return based upon certain notational, self-directed investment options offered under the applicable plan.

Each Executive's account under the SkyWest Deferred Compensation Plan and ExpressJet Deferred Compensation Plan, as applicable, is also credited with a discretionary employer contribution monthly, whether or not the Executive contributes. For 2013 that discretionary employer contribution was 15% of the Executive's salary and annual bonus. Participant account balances under the SkyWest and ExpressJet Deferred Compensation Plans are fully vested and will be paid by the Company to each Executive upon retirement or separation from employment, or on other specified dates, in a lump sum form or in installments according to a schedule elected in advance by the Executive.

The following table provides information regarding the SkyWest Deferred Compensation Plan for the Executives for the year ended December 31, 2013:

(a) Name(1)	(b) Executive Contributions in Last Year ($)	(c) Registrant Contributions in Last Year ($)(2)	(d) Aggregate Earnings in Last Year ($)(3)	(e) Aggregate Withdrawals/ Distributions in Last Year ($)	(f) Aggregate Balance at Last Year End ($)
SkyWest					
Jerry C. Atkin	—	$112,695	$607,388	—	$3,073,134
Bradford R. Rich	—	$ 86,381	$139,269	—	$1,592,057
Russell A. Childs	—	$ 73,494	$ 67,884	—	$ 789,006
Bradford R. Holt	—	$ 0	$ 31,474	—	$ 473,190
Michael J. Kraupp	—	$ 43,599	$197,343	—	$ 850,409

(1) For 2013, Messrs. Atkin, Rich, Childs and Kraupp were covered by the SkyWest Deferred Compensation Plan only and Mr. Holt was covered by both the SkyWest Deferred Compensation Plan (as to contributions for years prior to 2009 and earnings thereon only) and the ExpressJet Deferred Compensation Plan (with respect to contributions for 2009 through 2013 and earnings thereon).

(2) The amounts in column (c) reflect the amounts of employer contributions credited under the applicable deferred compensation plan for 2013 at the rate of 15% of each Executive's 2013 base salary and 2012 bonus which was paid in 2013. The amounts reported in column (c) are also included in the amounts reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(3) The amounts in column (d) reflect the notational earnings during 2013 credited to each Executive's account under the SkyWest Deferred Compensation Plan. These amounts are not reported in the Summary Compensation Table because they are based on market rates determined by reference to mutual funds that are available to participants in the SkyWest 401(k) Plan or otherwise broadly available.

The table below shows the funds available for notational investment under the SkyWest Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2013:

Name of Fund	Rate of Return
NVIT Money Market Fund Class I	0.00%
PIMCO VIT Total Return Admin	−1.96%
PIMCO VIT Real Return Admin	−9.44%
Invesco Van Kampen V.I. Growth & Income I	34.08%
Dreyfus Stock Index Initial	32.03%
American Fund IS Growth 2	30.10%
Nationwide NVIT Mid Cap Index I	33.05%
Fidelity VIP Mid Cap Svc	36.06%
AllianceBernstein VPS Small/Mid Cap Value A	38.06%
Royce Capital Small Cap	34.75%
Ivy VIP Small Cap Growth	43.36%
MFS VIT II International Value Svc	27.63%
Invesco VIF International Growth I	19.01%

The following table provides information regarding the ExpressJet Deferred Compensation Plan for Mr. Holt for 2013.

(a) Name	(b) Executive Contributions in Last Year ($)	(c) Registrant Contributions in Last Year ($)(1)	(d) Aggregate Earnings in Last Year ($)(2)	(e) Aggregate Withdrawals/ Distributions in Last Year ($)	(f) Aggregate Balance at Last Year End ($)
Bradford R. Holt	—	$73,106	$19,752	—	$374,200

(1) The amount in column (c) reflects the employer contributions credited in 2013 at the rate of 15% of Mr. Holt's 2013 base salary and 2012 bonus which was paid in 2013. The amount reported in column (c) is also included in the amount reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(2) The amounts in column (d) reflect the notational earnings during 2013 credited to Mr. Holt's account under the ExpressJet Deferred Compensation Plan. This amount is not reported in the Summary Compensation Table because it is based on market rates determined by reference to mutual funds that are available to participants in the ExpressJet 401(k) Plan or, in certain cases, otherwise broadly available.

The table below shows the funds available under the ExpressJet Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2013:

Name of Fund	Rate of Return
American Century Equity Income-Inst	19.83%
American Century International Growth-Inst	23.09%
American Century Premium Money Market-Inv	0.01%
American Century Strategic Alloc Aggressive-Inv	19.84%
American Century Strategic Alloc Conservative-Inv	3.02%
American Century Strategic Alloc Moderate-Inv.	15.61%
American Century Value-Inst	31.31%
Buffalo Small Cap	44.15%
JPMorgan Equity Index-Select.	25.09%
JPMorgan Large Cap Growth-R6	33.03%

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company and its subsidiaries if an Executive's employment had terminated on December 31, 2013, or the Company had undergone a change in control on December 31, 2013. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as distributions from the 401(k) Plans, disability and life insurance benefits, the value of employee-paid group health plan continuation coverage under the Consolidated Omnibus Reconciliation Act, or "COBRA" and accrued vacation pay. The Executives do not have any other severance benefits, severance agreements or change-in-control agreements.

Accelerated Vesting of Stock Options and Stock Awards Upon Change In Control. Under the Company's long-term incentive plans, all outstanding stock options, restricted stock units and performance units held by an Executive on December 31, 2013, would have become fully vested upon a "change in control" occurring on that date without regard to whether the Executive terminated employment in connection with or following the change in control. The Company's long-term incentive plans generally define a "change in control" as any of the following events: (i) the acquisition by any person of 50% or more of the Company's voting shares, (ii) replacement of a majority of the Company's directors within a two-year period under certain conditions, or (iii) shareholder approval of a merger in which the Company is not the surviving entity, sale of substantially all of the Company's assets or liquidation. All shares of restricted stock previously issued under the Company's 2006 Long-Term Incentive Plan and prior long-term incentive plans became fully vested prior to 2013; accordingly, a change in control of the Company in 2013 would not have accelerated the vesting of such restricted stock.

The following table shows for each Executive the intrinsic value of his unvested stock options, unvested restricted stock units and performance units payable in cash, as of December 31, 2013, that would have been accelerated had a change in control of the Company occurred on that date, calculated in the case of restricted stock units and stock options, by multiplying the number of underlying shares by the closing price of the Common Stock on the last trading day of 2013 ($14.79 per share) and, in the case of stock options, by then subtracting the applicable option exercise price:

Name	Early Vesting of Stock Options	Early Vesting of Restricted Stock Units	Early Vesting of Performance Units
Jerry C. Atkin	$136,635	$1,003,457	$785,795
Bradford R. Rich	$ 87,487	$ 602,086	$488,186
Russell A. Childs	$ 74,465	$ 509,811	$413,199
Bradford R. Holt	$ 73,885	$ 509,797	$413,199
Michael J. Kraupp	$ 26,618	$ 216,141	$175,023

If a change in control with respect to the Company results in acceleration of vesting of an Executive's otherwise unvested stock options, unvested restricted stock units or performance unit awards payable in cash, and if the value of such acceleration equals or exceeds three times the Executive's average W-2 compensation with the Company for the five taxable years preceding the year of the change in control (the "Base Period Amount"), the acceleration would result in an excess parachute payment under Code Section 280G. An Executive would be subject to a 20% excise tax on any such parachute payment in excess of the Base Period Amount, and the Company would be unable to deduct the amount of the parachute payment in excess of the Base Period Amount for tax purposes. The Company has not agreed to provide its Executives with any gross-up or reimbursement for excise taxes imposed on excess parachute payments.

Deferred Compensation. If the employment of an Executive were terminated on December 31, 2013, the Executive would have become entitled to receive the balance in his account under the applicable deferred compensation plan. Distribution would be made in the form of a lump sum or in installments, and in accordance with the distributions schedule elected by the Executive under the applicable plan. The 2013 year-end account balances under those plans are shown in column (e) in the applicable Non-qualified Deferred Compensation Tables set forth above. An Executive's account balance would continue to be credited with notational investment earnings or losses through the date of actual distribution.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transaction with Related Party

Jerry C. Atkin, the Company's Chairman of the Board and Chief Executive Officer, serves as a director of Zions. The Company maintains a line of credit and certain bank accounts with Zions. Zions is an equity participant in leveraged leases on ten aircraft operated by the Company's subsidiaries. Zions also refinanced eight of the Company's aircraft in 2012 for terms of three to four years, becoming the debtor on these aircraft. An affiliate of Zions, Zion's First National Bank, also serves as the Company's transfer agent. The Company's cash balances in the accounts held at Zions as of December 31, 2013 and 2012 were $81.8 million and $56.4 million, respectively. The loans made by Zions to the Company were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Zions, and did not involve more than the normal risk of collectability or present other unfavorable features.

Review and Approval of Transactions with Related Parties

The Company believes that transactions between the Company and its directors and executive officers, or between the Company and persons related to directors and executive officers of the Company, present a heightened risk of creating or appearing to create a conflict of interest. Accordingly, the Company has adopted a policy regarding related-party transactions that has been approved by the Board and incorporated into the Charter of the Audit and Finance Committee. The policy provides that the Audit and Finance Committee will review all transactions between the Company and related persons (as defined in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission) for potential conflicts of interest. Under the Company's policy, all transactions between the Company and related persons are required to be submitted to the Audit and Finance Committee for approval prior to the Company's entry or participation in such transactions.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors. Each director is encouraged to own at least 8,000 shares of Common Stock.

Cash Compensation Paid to Directors

For the year ended December 31, 2013, all directors who were not employees of the Company received an annual cash retainer of $33,000 and attendance fees of $1,800 for each in-person Board meeting attended, $1,700 for each in-person Audit and Finance Committee meeting attended, $1,350 for each in-person Compensation Committee meeting attended, $1,350 for each in-person Nominating and Corporate Governance Committee meeting attended and $1,350 for each in-person Safety and Compliance Committee meeting attended. Non-employee directors who participated in telephonic meetings of the Board or its committees were also paid $850 for each telephonic Board meeting, $800 for each telephonic Audit and Finance Committee meeting and $800 for each telephonic Compensation Committee meeting, $800 for each telephonic Nominating and Corporate Governance Committee meeting and $800 for each telephonic Safety and Compliance Committee meeting. The Chairman of the Audit and Finance Committee was paid an annual fee of $15,000, the Chairman of the Compensation Committee was paid an annual fee of $5,000, the Chairman of Nominating and Corporate Governance Committee was paid an annual fee of $4,000, the Chairman of the Safety and Compliance Committee was paid an annual fee of $4,000 and the Lead Independent Director was paid an annual fee of $15,000. Jerry C. Atkin, who is the Chairman of the Board and an employee of the Company, received no compensation for his service on the Board.

Stock Awards

Each non-employee director receives a stock award annually. On February 13, 2013, each of the non-employee directors, other than Ronald J. Mittelstaedt and Keith E. Smith, who were not serving as directors on that date, received an award of 3,927 shares of Common Stock, representing $52,000 of value based on the closing price of the Common Stock on the date of award. Subsequent to their appointment as directors of the Company in October 2013, each of Messrs. Mittelstaedt and Smith received an award of 982 shares of Common Stock, representing $15,575 of value based on the closing price of the Common Stock on November 13, 2013, which was the date of award. The Company did not grant stock options to its non-employee directors in 2013.

DIRECTOR SUMMARY COMPENSATION TABLE

The table below summarizes the compensation paid by the Company to its non-employee directors for the year ended December 31, 2013.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
J. Ralph Atkin	$57,500	$52,000	—	—	—	$109,500
W. Steve Albrecht	$66,850	$52,000	—	—	—	$118,850
Margaret S. Billson	$53,900	$52,000	—	—	—	$105,900
Henry J. Eyring	$59,450	$52,000	—	—	—	$111,450
Ronald J. Mittelstaedt	$10,850	$15,575	—	—	—	$ 26,425
Robert G. Sarver	$44,750	$52,000	—	—	—	$ 96,750
Keith E. Smith	$12,550	$15,575	—	—	—	$ 28,125
Steven F. Udvar-Hazy	$73,650	$52,000	—	—	—	$125,650
James L. Welch	$54,800	$52,000	—	—	—	$106,800

(1) Jerry C. Atkin, the Chairman of the Board and Chief Executive Officer of the Company, is not included in the foregoing table as he is an employee of the Company and receives no monetary compensation for his services as Chairman of the Board.

(2) Represents the closing price of the Common Stock awarded on the grant date of (a) February 13, 2013, of $13.24 per share, multiplied by the 3,927 shares, in the case of each non-employee director other than Messrs. Mittelstaedt and Smith; and (b) October 1, 2013, of $15.86 per share, multiplied by 982 shares, in the case of Messrs. Mittelstaedt and Smith. These amounts are the aggregate grant date fair market values of awards as computed under ASC Topic 718. All such shares of Common Stock are fully vested.

(3) As of December 31, 2013, each of the following non-employee directors of the Company held unexercised options to purchase the following number of shares of Common Stock: J. Ralph Atkin: 24,000; W. Steve Albrecht: 24,000; Robert G. Sarver: 24,000; Steven F. Udvar-Hazy: 24,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of the Common Stock as of March 5, 2014, for each director and nominee for director, each Executive, and by all directors (including nominees) and executive officers of the Company as a group.

Name	Common Stock	Options Exercisable	Unvested Restricted Shares	Total	Beneficial Ownership(1)
Jerry C. Atkin	1,216,980	426,232	75,859	1,719,071	3.3%
Bradford R. Rich	39,343	238,842	45,515	323,700	(2)
Russell A. Childs	15,060	162,124	38,540	215,724	(2)
Bradford R. Holt	20,811	161,069	38,202	220,082	(2)
Michael J. Kraupp	10,111	84,859	16,568	111,538	(2)
J. Ralph Atkin	31,097	16,000	—	47,097	(2)
W. Steve Albrecht	25,284	16,000	—	41,284	(2)
Margaret S. Billson	26,279	—	—	26,279	(2)
Henry J. Eyring	32,639	—	—	32,639	(2)
Ronald J. Mittelstaedt	5,941	—	—	5,941	(2)
Robert G. Sarver	56,079	16,000	—	72,079	(2)
Keith E. Smith	15,941	—	—	15,941	(2)
Steven F. Udvar-Hazy	33,679	16,000	—	49,679	(2)
James L. Welch	26,279	—	—	26,279	(2)
All officers and directors as a group (15 persons)	1,561,532	1,189,700	230,054	2,981,356	5.8%

(1) Based on 51,613,843 shares outstanding as of March 5, 2014.

(2) Less than one percent of the total shares outstanding as of March 5, 2014.

Security Ownership of Other Beneficial Owners

As of March 5, 2014, the Company's records and other information available from outside sources indicated that the following shareholders were beneficial owners of more than five percent of the outstanding shares of Common Stock. The information following is as reported in their filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than 5% of the Common Stock.

	Amount of Beneficial Ownership	
	Common Stock	
Name	Shares	Percent of Class
Dimensional Fund Advisors LP 6300 Bee Cave Road Austin, TX 78746	4,398,455	8.6%
Black Rock, Inc. 40 East 52nd Street New York, NY 10022	4,063,012	7.9%
Franklin Resources Inc. One Franklin Parkway San Mateo, CA 94403	3,743,321	7.3%
Vanguard Group Inc. 100 Vanguard Blvd Malvern, PA 19355	3,025,273	5.9%

PROPOSAL 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

Section 14A of the Exchange Act, which was enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, requires that the Company provide its shareholders with the opportunity to vote on an advisory (non-binding) resolution to approve the compensation of the Executives (referred to as a "Say-on-Pay" proposal) as disclosed in this Proxy Statement.

Accordingly, the following resolution will be submitted to the Company's shareholders for approval at the Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Executives, as disclosed in the Company's Proxy Statement for the 2014 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2013 Executive Compensation table and the other related tables and disclosure."

As described in detail under the heading "Compensation Discussion and Analysis," the Board believes the Company's compensation of the Executives achieves the primary goals of (i) attracting and retaining experienced, well-qualified executives capable of implementing the Company's strategic and operational objectives, (ii) aligning management compensation with the creation of shareholder value on an annual and long-term basis, and (iii) linking a substantial portion of the Executives' compensation with long-term Company performance and the achievement of pre-determined goals, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. The Board encourages you to review in detail the Compensation Discussion and Analysis beginning on page 24 of this Proxy Statement and the executive compensation tables beginning on page 34 of this Proxy Statement. In light of the information set forth in such sections of this Proxy Statement, the Board believes the compensation of the Executives for the fiscal year ended December 31, 2013 was fair and reasonable and that the Company's compensation programs and practices are in the best interests of the Company and its shareholders.

The vote on this Say-on-Pay resolution is not intended to address any specific element of compensation; rather, the vote relates to all aspects of the compensation of the Executives, as described in this Proxy Statement. While this vote is only advisory in nature, which means that the vote is not binding on the Company, the Board and the Compensation Committee (which is composed solely of independent directors), value the opinion of the Company's shareholders and will consider the outcome of the vote when addressing future compensation arrangements.

We are required under current law to hold this advisory "Say-on-Pay" vote at least once every three years. We have held such an advisory vote at each of our annual meetings of shareholders since 2011 and currently anticipate that we will hold a similar vote on an annual basis until we hold our next shareholder advisory vote on the frequency of future Say-on-Pay votes.

Voting

Approval of the resolution above (on a non-binding, advisory basis) requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the resolution exceeds the number of votes cast in opposition to the resolution.

The Board and the Compensation Committee Recommend that Shareholders Vote *FOR* Approval of the Compensation of the Executives, as disclosed in this Proxy Statement.

PROPOSAL 3
RE-APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE SKYWEST, INC. 2010 LONG-TERM INCENTIVE PLAN

Introduction

The 2010 Plan is intended to comply with Section 162(m) of the Code. Section 162(m) of the Code places a limit of $1,000,000 on the amount that the Company may deduct in any one taxable year for compensation paid to each of its "covered employees." The Company's covered employees include its Chief Executive Officer and each of its other three most highly-paid Executives, other than the Chief Financial Officer. There is, however, an exception to the $1,000,000 annual limit for compensation earned pursuant to certain performance-based awards. A performance-based award made under the 2010 Plan will be eligible for this exception provided certain Code Section 162(m) requirements are met. One of these requirements relates to shareholder approval (and, in certain cases, re-approval) of the material terms of the performance goals underlying the performance-based awards. The 2010 Plan, including the material terms of the performance goals set forth in the 2010 Plan, were approved by shareholders in 2010.

Treasury Regulations under Section 162(m) of the Code require re-approval of the material terms of those performance goals after five years if the Compensation Committee has retained discretion to vary the targets under the 2010 Plan's performance goals from year to year. Except in the case of options and stock appreciation rights, the Compensation Committee has retained discretion to vary the targets under certain 2010 Plan performance goals from year to year. Accordingly, the Company is seeking re-approval of the performance goals included in the 2010 Plan in order to preserve the Company's ability to deduct compensation earned by certain of its Executives pursuant to future performance-based awards under the 2010 Plan.

The following discussion summarizes the material terms of the performance goals under the 2010 Plan, including a description of (i) the individuals eligible for performance awards under the 2010 Plan, (ii) the business criteria on which the underlying performance goals are based and measured, and (iii) the applicable award limits. A description of the 2010 Plan, which is intended merely as a summary of its principal features and is qualified in its entirety by reference to the provisions of the 2010 Plan, is attached to this Proxy Statement as Appendix A and incorporated herein by reference. The full text of the 2010 Plan is attached to this Proxy Statement as Appendix B.

While awards under the 2010 Plan are generally intended to qualify as exempt performance-based compensation under Section 167(m) of the Code, circumstances may arise under which such awards do not so qualify.

Material Terms of the 2010 Plan Performance Goals:

Eligibility. Employees and consultants of the Company and its subsidiaries and non-employee directors of the Company are eligible to receive awards under the 2010 Plan. There are approximately 281 employees and nine non-employee directors currently eligible to receive awards under the 2010 Plan. The limited number of consultants potentially eligible to participate in the 2010 Plan is not currently determinable. Awards under the 2010 Plan may include grants of options, stock appreciation rights, restricted stock, restricted stock units, performance units payable in cash, performance shares and other share-based awards. Eligibility for any particular award is determined by the Compensation Committee and, in the case of certain awards such as incentive stock options, may be limited by the Internal Revenue Code.

Business Criteria Underlying Performance Goals. In order to be considered performance-based compensation, an award under the 2010 Plan must be subject to the accomplishment of one or more performance goals. In the case of stock options and stock appreciation rights, the sole performance goal is appreciation in the value of the underlying shares after the date of grant. With respect to other awards under the 2010 Plan, the applicable performance goals are targeted levels of achievement set by the Compensation Committee (to be measured over a performance period designated by the Compensation Committee) with respect to and based upon one or more of the following business criteria and measures established by the Compensation Committee:

Net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Company's shares of Common Stock or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholder equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer)); strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); cost per available seat mile; revenue per available seat mile; revenue or cost per revenue seat mile; percentage of flights completed on time; percentage of scheduled flights completed; lost passenger baggage per passenger or per seat mile; aircraft utilization; revenue per employee; and implementation, completion or attainment of measurable objectives with respect to commercialization, projects, service volume levels, acquisitions and divestitures; transactions; and recruiting and maintaining personnel.

In setting and calculating the degree of attainment of the above performance measures, the Compensation Committee may also exclude charges related to an event or occurrence which the Committee determines should appropriately be excluded, including: (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges; (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or (c) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

The Compensation Committee may elect to apply the above business measures and the performance goals related to such measures to the Company as a whole and/or to any one or more of the subsidiaries divisions or business units of the Company, and may weight such measures and goals in absolute terms or relative to the performance of other companies.

Under the 2010 Plan, the applicable performance period is between one and five years, as set by the Committee. For performance unit awards, the Committee has historically used a one-year performance period—the Company's fiscal year. The Compensation Committee normally sets the applicable performance targets during the first calendar quarter of the applicable performance period.

Award Limits. Awards under the 2010 Plan are subject to the following limits:

Plan Limits. The Company originally reserved 5,170,000 shares of Common Stock for issuance under the 2010 Plan, of which 3,918,645 shares remained available for grant as of December 31, 2013. The foregoing share reserve is subject to certain adjustments as summarized in the summary of the 2010 Plan attached as Appendix A.

Award Limits. Each share issued pursuant to an option or stock appreciation rights under the 2010 Plan counts as one share against the plan's share reserve. Each share issued pursuant to grants of restricted stock, restricted stock units, performance shares or other share awards counts as 1.65 shares against the 2010 Plan's share reserve. Grants of incentive stock options under the 2010 Plan are limited to 4,200,000 shares.

Individual Limits. No participant may be granted options and stock appreciation rights with respect to more than 1,000,000 shares in any 36-month period. No participant may earn more than 500,000 shares in any 36-month period under restricted stock awards, restricted stock unit awards, other share-based awards, or performance awards that are intended to comply with the "qualified performance-based compensation" exception to Code Section 162(m). No participant may earn more than $5,000,000 in cash under any performance award that is intended to comply with the "qualified performance based compensation" exception to Code Section 162(m) for each 12 months in a performance period.

Each of the above limits is subject to adjustment for certain changes in the Company's capitalization, such as stock dividends, stock splits, combinations or similar events. If an award expires, terminates, is forfeited or is settled in cash rather than in shares of Common Stock, the shares of Common Stock not issued under that award will again become available for grant under the 2010 Plan. If shares of Common Stock are surrendered to the Company or withheld to pay any exercise price or tax withholding requirements, only the number of shares of Common Stock issued net of the shares withheld or surrendered will be counted against the number of shares of Common Stock available under the 2010 Plan. The exercise price for a stock option or stock appreciation right may not be less than 100% of the fair market value of the shares on the date of grant.

Anticipated Future Compensation under the 2010 Plan.

It is not possible to determine the actual amount of compensation that will be earned under the 2010 Plan in 2014 or in future years because the awards earned will depend on future performance as measured against the applicable performance goals established by the Compensation Committee. The Company expects that future awards under the 2010 Plan will be granted in a manner consistent with the historical grant of awards under the plan. For information regarding past grants and outstanding equity awards, see the disclosure in this Proxy Statement in "Grants of Plan-Based Awards" and "Outstanding Equity Awards" Tables.

Vote Required

The affirmative vote of a majority of votes cast by the Company's shareholders at the Annual Meeting is required for approval of this Proposal 3

The Board of Directors Recommends that Shareholders Vote FOR the Re-approval of the Material Terms of the Performance Goals under the SkyWest, Inc. 2010 Long-Term Incentive Plan

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee has recommended and approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (independent auditors) to examine the consolidated financial statements of the Company for the year ending December 31, 2014. The Company is seeking shareholder ratification of such action.

It is expected that representatives of Ernst & Young LLP will attend the Meeting and be available to make a statement or respond to appropriate questions.

The Board and the Audit and Finance Committee Recommend that Shareholders Vote *FOR* the Ratification of Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm (Independent Auditors) for the year ending December 31, 2014.

AUDIT AND FINANCE COMMITTEE DISCLOSURE

Who served on the Audit and Finance Committee?

The members of the Audit and Finance Committee as of December 31, 2013, were W. Steve Albrecht (Chairman), Henry J. Eyring, Robert G. Sarver, Keith E. Smith and James Welch. Each member of the Audit and Finance Committee has been determined by the Board to be independent under the rules of the Securities and Exchange Commission and The Nasdaq Global Select Market. The Board has determined that each of Robert G. Sarver and W. Steve Albrecht, who served on the Audit and Finance Committee during the year ended December 31, 2013, is an "audit committee financial expert" as defined in Item 401(h) (2) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit and Finance Committee?

The Audit and Finance Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit and Finance Committee's composition and meetings. The Audit and Finance Committee charter is available on the Company's website at *www.SkyWest.com,* and is also available in print, free of charge, upon request. Requests for a printed copy of the Audit and Finance Committee charter should be submitted to Michael J. Kraupp, Chief Financial Officer and Treasurer of the Company, at 444 South River Road, St. George, Utah 84790.

How does the Audit and Finance Committee conduct its meetings?

During the year ended December 31, 2013, the Audit and Finance Committee met with the senior members of the Company's financial management team at each of its regular scheduled quarterly meetings. The Audit and Finance Committee also met with representatives of Ernst & Young, LLP ("EY"), the Company's independent registered public accounting firm, at each of its in-person meetings and met with representatives of Protiviti, Inc. ("Protiviti"), the Company's principal internal auditor, at several of its meetings. Agendas for the Audit and Finance Committee's meetings are established by the Chairman of the Audit and Finance Committee, after consultation with the Company's Chief Financial Officer and Treasurer and Chief Accounting Officer. At those meetings, the Audit and Finance Committee reviewed and discussed the Company's financial performance, financial reporting practices, various financial and regulatory issues, accounting and financial management issues, developments in the accounting profession, as well as the Company's industry, risk management and a summary of calls received on the Company's anonymous reporting line. The Audit and Finance Committee also had separate, executive sessions regularly with representatives of EY, the Company's Chief Financial Officer, Protiviti and the Company's legal counsel, at which meetings candid discussions of financial management, accounting, internal controls and legal and compliance issues took place. Additionally, the Chairman of the Audit and Finance Committee had separate discussions regularly with the Chief Accounting Officer and representatives of EY, Protiviti and the Company's legal counsel.

Does the Audit and Finance Committee review the periodic reports and other public financial disclosures of the Company?

The Audit and Finance Committee reviews each of the Company's quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations. As part of its review, the Audit and Finance Committee discusses the reports with the Company's management and independent registered public accounting firm and considers the audit and review reports prepared by the independent registered public accounting firm about the Company's quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company's accounting practices, alternative methods of accounting under generally accepted accounting principles in the United States ("GAAP") and the preferences of the independent registered public accounting firm in this regard, the Company's critical accounting policies and the clarity and completeness of the Company's financial and other disclosures.

Did the Audit and Finance Committee play any role in connection with the Company's report on internal controls?

The Audit and Finance Committee reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes Oxley Act of 2002 and related rules. As part of this review, the Audit and Finance Committee reviewed the bases for management's conclusions in that report, and also reviewed the report of the independent registered public accounting firm on internal control over financial reporting. Throughout the year ended December 31, 2013, the Audit and Finance Committee reviewed management's plan for documenting and testing controls, the results of their documentation and testing, any deficiencies discovered and the resulting remediation of any such deficiencies.

What is the role of the Audit and Finance Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the Company's financial statements and internal control over the Company's financial reporting. The Company's independent registered public accounting firm has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. It is the responsibility of the Audit and Finance Committee to oversee financial and control matters, among other responsibilities fulfilled by the Audit and Finance Committee under its charter. The Audit and Finance Committee meets regularly with representatives of EY and Protiviti, without the presence of management, to ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit and Finance Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company's accounting financial reporting practices.

Does the Audit and Finance Committee have any policy-making responsibility?

From time to time, the Audit and Finance Committee establishes certain policies as required by the rules of the Securities and Exchange Commission and the listing standards of The Nasdaq Global Select Market. For example, the Audit and Finance Committee has established a policy for the receipt and retention (including on an anonymous basis) of complaints about financial and control matters. The Audit and Finance Committee also has implemented a policy that addresses when the Company may recruit personnel who formerly were employed by the Company's independent registered public accounting firm. In other cases, the Audit and Finance Committee is responsible for overseeing the efficacy of management policies, including compliance with the Company's Code of Ethics and the availability of perquisites.

What matters have members of the Audit and Finance Committee discussed with the independent registered public accounting firm?

In its meetings with representatives of EY, the Audit and Finance Committee asked EY to address and discuss their responses to several questions that they believed were particularly relevant to its oversight. These questions included:

- Are there any significant judgments made by management in preparing the financial statements that would have been made differently had EY prepared and been responsible for the financial statements?

- Based on EY's experience, and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with GAAP and Securities and Exchange Commission disclosure requirements?
- Based on EY's experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?
- During the course of the applicable year, has EY received any communication or discovered any information indicating any improprieties with respect to the Company's accounting and reporting procedures or reports?

The Audit and Finance Committee has also discussed with EY that they are retained by the Audit and Finance Committee and that they must raise any concerns about the Company's financial reporting and procedures directly with the Audit and Finance Committee. Based on these discussions and its discussions with management, the Audit and Finance Committee believes it has a basis for its oversight judgments and for recommending that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

What has the Audit & Finance Committee done with regard to the Company's audited financial statements for the year ended December 31, 2013?

The Audit and Finance Committee has:

- Reviewed and discussed the Company's audited financial statements with the Company's management; and
- Discussed with EY the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit and Finance Committees, as amended (Codification of Statement on Auditing Standards, AU380) and as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Has the Audit and Finance Committee considered the independence of the Company's independent registered public accounting firm?

The Audit and Finance Committee has received from EY the written disclosures regarding the accounting firm's independence required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with EY their independence. The Audit and Finance Committee has concluded that EY is independent from the Company and its management.

Has the Audit and Finance Committee made a recommendation regarding the audited financial statements for the year ended December 31, 2013?

Based upon its review and the discussions with management and the Company's independent registered public accounting firm, the Audit and Finance Committee recommended to the Board that the audited consolidated financial statements for the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

Does the Audit and Finance Committee provide a periodic report of its activities to the Board?

The Audit and Finance Committee provides reports of its activities at each regularly scheduled Board meeting.

Has the Audit and Finance Committee reviewed the fees paid to the Company's independent registered public accounting firm during the year ended December 31, 2013?

The Audit and Finance Committee has reviewed and discussed the fees paid to EY during the year ended December 31, 2013, for audit, audit-related, tax and other services, which are set forth below under "Fees Paid to Independent Registered Public Accounting Firm." Because the Company did not pay to EY any fees for non-audit services during the years ended December 31, 2013, the Audit and Finance Committee was not required to assess whether EY's delivery of non-audit services is compatible with EY's independence.

What is the Company's policy regarding the retention of the Company's independent registered public accounting firm?

The Audit and Finance Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit and Finance Committee or the Chairman of the Audit and Finance Committee. When services are pre-approved by the Chairman of the Audit and Finance Committee, notice of such approval is given to the other members of the Audit and Finance Committee and presented to the full Audit and Finance Committee at its next scheduled meeting.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During the years ended December 31, 2013 and 2012, the Company paid EY fees in the aggregate amount of $1,114,000 and $984,000, respectively, for the annual audit of the Company's financial statements, the quarterly reviews of the Company's financial statements included in its Quarterly Reports on Form 10-Q, audits of the closing balance sheets of certain businesses acquired, and the review of the Company's registration statements.

Audit-Related Fees

During the years ended December 31, 2013 and 2012, the Company did not pay any fees to EY for audit-related services.

Tax Fees

During the years ended December 31, 2013 and 2012, the Company did not pay any fees to EY for tax services.

All Other Fees

During the years ended December 31, 2013 and 2012, EY did not provide any other services to the Company, and the Company did not pay to EY any fees, other than those identified above.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

In connection with the financial statements for the year ended December 31, 2013, the Audit and Finance Committee has:

(1) reviewed and discussed the audited financial statements with management;

(2) discussed with EY, the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board (the "PCAOB"); and

(3) received the written disclosure and letter from EY regarding the auditors' independence required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with the independent auditors the independent auditor's independence.

Based upon these reviews and discussions, the Audit and Finance Committee recommended to the Board at the February 12, 2014 meeting of the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission. The Board approved this inclusion.

The Audit and Finance Committee

W. Steve Albrecht, Chair
Henry J. Eyring
Robert G. Sarver
Keith E. Smith
James L. Welch

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's executive officers, directors and 10% shareholders are required under Section 16 of the Exchange Act to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to the Company.

Based solely on a review of copies of reports furnished to the Company, or written representations that no reports were required, the Company believes that during 2013 its executive officers, directors and 10% holders complied with all filing requirements of Section 16 of the Exchange Act.

SHAREHOLDER PROPOSALS FOR THE 2015 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the Company's 2015 Annual Meeting of Shareholders, the proposal must be in proper form (per SEC Regulation 14A, Rule 14a-8—Shareholder Proposals) and received by the Chief Financial Officer and Treasurer of the Company on or before November 19, 2014. Shareholder proposals to be presented at the 2015 Annual Meeting of Shareholders which are not to be included in the Company's proxy materials must be received by the Company no earlier February 5, 2015, nor later than February 25, 2015, in accordance with the procedures set forth in the Company's Bylaws.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2013 Annual Report to Shareholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2013 Annual Report to Shareholders to any shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2013 Annual Report to Shareholders should submit a request in writing to Michael J. Kraupp, Chief Financial Officer and Treasurer of the Company, 444 South River Road, St. George, Utah 84790. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

OTHER BUSINESS

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.

Michael J. Kraupp
Chief Financial Officer and Treasurer

St. George, Utah

March 19, 2014

APPENDIX A
TO
PROXY STATEMENT

Summary of Material Features of the SkyWest 2010 Long-Term Incentive Plan

The following summary of the material features of the 2010 Plan is subject to the full text of the 2010 Plan that is contained in Appendix B to this Proxy Statement.

Plan Term:	Ten years from date of shareholder approval on May 4, 2010
Eligible Participants:	Employees, directors and consultants selected by the Compensation Committee
Shares Authorized:	5,150,000 shares of Common Stock, subject to certain adjustments
Shares Authorized as a Percentage of Outstanding Common Stock:	Approximately 10.0% at March 5, 2014
Recent Market Value per Share: .	$12.66 (the closing sales price on The Nasdaq Global Select Market at March 5, 2014)
Award Types:	(1) Incentive stock options, (2) non-qualified stock options, (3) restricted stock, (4) restricted stock units, (5) other share-based awards, (6) stock appreciation rights and (7) performance awards, including annual and long-term cash awards. Other than options, which are always settled in shares of Company stock, awards may be paid in cash or stock as determined by the Compensation Committee
Limits on Option Term:	The maximum permitted term of any stock option or stock appreciation right under the 2010 Plan is seven years.
Individual Limits On Awards: . . .	No participant may be granted options and stock appreciation rights with respect to more than 1,000,000 shares in any 36-month period. No participant may earn more than 500,000 shares in any 36-month period under restricted stock awards, restricted stock unit awards, other share-based awards, or performance awards that are intended to comply with the "qualified performance-based compensation" exception to Code Section 162(m). No participant may earn more than $5,000,000 in cash under any performance cash award that are intended to comply with the "qualified performance based compensation" exception to Code Section 162(m) for each 12 months in a performance period.

Share Counting:	Shares subject to stock options and stock appreciation rights will reduce the shares available for awards by one share for every one share granted. Restricted stock, restricted stock units and other awards (excluding options and stock appreciation rights) settled in shares of Common Stock will reduce the shares available for awards by 1.65 shares for every one share awarded. Awards settled in cash do not count against the pool of available shares. Shares tendered or withheld to pay taxes or an option's exercise price are not available for re-issuance and count against the pool of available shares. Shares under cancelled, terminated, forfeited or expired awards under the 2010 Plan are added back to the available share pool. Shares under cancelled, terminated, forfeited or expired awards under the Company's 2006 Long-Term Incentive Plan and earlier equity-based compensation plan ("Prior Plans") are also added back to the maximum under the 2010 Plan.
Vesting:	Vesting will be determined by the Compensation Committee at time of each grant. In the event of a change of control with respect to the Company, unless otherwise provided in the applicable award agreement: (i) stock options and stock appreciation rights become fully exercisable and performance awards, restricted stock and restricted stock units become fully vested if such awards are assumed or substituted for by the acquiring or successor company and the participant's employment is terminated within 24 months of the change in control without "cause" or for "good reason"; or (ii) if not assumed or substituted for by the acquiring or successor company, become fully exercisable and vested upon the change in control. On a change in control with respect to the Company, the Compensation Committee may settle awards for cash.
Deposits:	The Compensation Committee may require escrow deposits of Common Stock owned by the participant as a condition to restricted stock awards.
Not Permitted Without Shareholder Approval:	(1) Increases in the number of shares authorized, (2) Grants of stock options or stock appreciation rights having an exercise price below fair market value, (3) Repricing of stock options or stock appreciation rights, or (4) Changes to individual limits on awards intended to satisfy Code Section 162(m).

Eligibility. Only employees, directors and consultants of the Company and its subsidiaries are eligible to receive awards under the 2010 Plan. The Compensation Committee determines which persons receive awards. The primary recipients of awards under the 2010 Plan will be our officers, other key employees, managers and pilots.

Administration. The 2010 Plan is administered by the Compensation Committee. The Compensation Committee has the authority to interpret and construe all provisions of the 2010 Plan and to make all decisions and determinations relating to the operation of the 2010 Plan, including the authority and discretion to: (i) select the individuals to receive stock option grants or other awards; (ii) determine the time or times when stock option grants or other awards will be granted and will vest; and (iii) establish the terms and conditions upon which awards may be exercised.

Duration. The 2010 Plan became effective on May 4, 2010, and will continue until the tenth anniversary of such approval date.

Shares Subject to Plan. Shareholders approved, 5,150,000 shares of Common Stock on May 4, 2010 to be available for issuance under the 2010 Plan, (i) decreased by one share for each share subject to an option or stock appreciation right granted under the Prior Plans after December 31, 2009, (ii) decreased by 1.65 shares for every share subject to an award (other than an option or stock appreciation right) granted under the Prior Plans after December 31, 2009, (iii) increased by one share for every share subject to an option or stock appreciation right that was granted under the Prior Plans that is forfeited or terminated, expires or is settled in cash after December 31, 2009, and (iv) increased by 1.65 shares for every share subject to an award (other than an option or stock appreciation right) granted under the Prior Plans that is forfeited or terminated, expires or is settled in cash after December 31, 2009. Any shares subject to options or stock appreciation rights will be counted against the shares available for issuance as one (1) share for every share subject thereto. Any shares subject to awards other than options or stock appreciation rights will be counted against the shares available for issuance as 1.65 shares for every one (1) share subject thereto. If an award under the 2010 Plan or Prior Plans terminates or is forfeited, expires or is settled in cash, the subject shares shall again be available for grant under the 2010 Plan (such shares, "Recycled Shares"). To the extent that a share that was subject to an option or stock appreciation right under the 2010 Plan becomes a Recycled Share, the 2010 Plan will be credited with one (1) share. To the extent that a share that was subject to an award (other than an option or stock appreciation right) under the 2010 Plan becomes a Recycled Share, the 2010 Plan will be credited with 1.65 shares. However, the following types of shares underlying an award may not become again available for grant under the 2010 Plan: (i) shares tendered by the participant or withheld by the Company in payment of the purchase price of an option or in satisfaction of any tax withholding obligation; (ii) shares repurchased by the Company with option proceeds; or (iii) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof.

Additionally, awards and shares under a shareholder approved plan of an acquired company do not count against the 2010 Plan share maximum.

In the event the outstanding shares of Common Stock are increased, decreased, changed into, or exchanged for a different number or kind of shares or securities through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split or similar transaction (a "Recapitalization"), the maximum number of shares available for issuance under the 2010 Plan will be proportionately adjusted.

Awards Under the 2010 Plan. The 2010 Plan provides for the following types of awards ("Awards"): (i) incentive stock options; (ii) non-qualified stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units; (vi) other share-based awards, including grants of unrestricted stock; and (vii) performance awards, including annual and long-term cash performance awards.

Stock Options. The Compensation Committee may from time to time award options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of the Common Stock within a specified time at a specified price. Two types of stock options may be granted under the 2010 Plan: incentive stock options, or "ISOs," which are subject to special tax treatment as described below, and non-qualified options, or "NSOs." Eligibility for ISOs is limited to employees of the Company and its subsidiaries. The exercise price of an option cannot be less than the fair market value of a share of Common Stock at the time of grant. The expiration dates of options cannot be more than seven years after the date of the original grant. Other than pursuant to a Recapitalization, the Compensation Committee may not without the approval of the Company's shareholders (i) lower the exercise price of an option after it is granted, (ii) cancel an option when the exercise price exceeds the fair market value of the underlying shares in exchange for cash or another Award, or (iii) take any other action with respect to an option that may be treated as a repricing under the rules and regulations of The Nasdaq Global Select Market. Prior to the issuance of shares upon the exercise of an option, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the underlying shares.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights under the 2010 Plan. A stock appreciation right entitles the holder upon exercise to receive an amount in cash, shares of Common Stock, other property, or a combination thereof (as determined by the Compensation Committee), computed by reference to appreciation in the value of the Common Stock. The grant date value of a stock appreciation right against which appreciation is determined cannot be less than the fair market value of a share of Common Stock at the time of grant except for subsequently granted tandem stock appreciation rights and stock appreciation rights granted in exchange for outstanding options. The expiration date of a stock appreciation right cannot be more than seven years after the date of the original grant. Other than pursuant to a Recapitalization, the Compensation Committee may not without the approval of the Company's shareholders (i) lower the grant date value of a stock appreciation right after it is granted, (ii) cancel a stock appreciation right when the grant date value exceeds the fair market value of the underlying shares in exchange for another Award, or (iii) take any other action with respect to a stock appreciation right that may be treated as a repricing under the rules and regulations of The Nasdaq Global Select Market. Prior to the issuance of shares upon the exercise of a stock appreciation right, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the underlying shares.

Restricted Stock. The Compensation Committee may grant restricted shares of Common Stock ("restricted stock") to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance criteria) as the Compensation Committee shall determine in its discretion. Awards of restricted stock may be made in exchange for services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited to the Company unless specified conditions are met relating to continued service or attainment of performance goals. Subject to these restrictions, conditions and forfeiture provisions, any recipient of an award of restricted stock will have all the rights of a shareholder of the Company, including the right to vote the shares.

Restricted Stock Units. The Compensation Committee may grant units having a value equal to a specified number of shares of Common Stock to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance criteria) as the Compensation Committee shall determine in its discretion. If the vesting requirements specified by the Compensation Committee are met, the grantee of such units will receive shares of Common Stock, cash, other property, or any combination thereof, as determined by the Compensation Committee, equal to the fair market value of the corresponding number of shares of Common Stock. A holder of restricted stock units has no voting rights or rights to receive dividends or dividend equivalent amounts with respect to such restricted stock units.

Other Share-Based Awards. The Compensation Committee has the authority to create awards under the 2010 Plan, including awards of unrestricted stock, in addition to those specifically described in the 2010 Plan. These awards must be valued in whole or in part by reference to, or must otherwise be based on, the shares of Common Stock (or the cash equivalent of such shares). These awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2010 Plan and/or cash awards made outside the 2010 Plan. Each other share-based award will be evidenced by an award agreement that will specify terms and conditions as the Compensation Committee may determine.

Performance Awards. The Compensation Committee may also make awards of performance shares, performance units, or performance-based cash bonuses, subject to the satisfaction of specified performance criteria. Performance awards may be paid in shares of Common Stock, cash, other property, or any combination thereof, as determined by the Compensation Committee.

Dividends; Dividend Equivalents. Awards other than options and stock appreciation right may, if determined by the Compensation Committee, provide that the participant will be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to cash, stock, or other property dividends declared with respect to shares of Common Stock covered by an award. The Compensation Committee may provide that such amounts will be deemed to have been reinvested in additional shares of Common Stock or otherwise, and that they are subject to the same vesting or performance conditions as the underlying award. Any dividends or dividend equivalents provided with respect to performance awards or restricted stock, restricted stock unit or other share-based awards that are subject to the attainment of specified performance goals will be subject to the same restrictions and risk of forfeiture as the underlying awards.

Section 162(m) Provisions. Under Section 162(m) of the Code, the annual compensation paid to a publicly-traded corporation's named executive officers (other than the principal or chief financial officer) may not be deducted to the extent it exceeds $1 million for any such named executive officer. However, an exception to that non-deduction rule applies to compensation provided in excess of $1 million to the extent the compensation is "qualified performance-based compensation" within the meaning of, and meeting the conditions set forth in, Section 162(m) of the Code and the regulations thereunder. With respect to compensation provided under the 2010 Plan, those conditions include shareholder approval of the 2010 Plan, setting limits on the number of awards that any individual may receive, and for awards other than options and stock appreciation rights, establishing performance criteria (and periodic re-approval of the material terms of those criteria) that must be met before the award actually will vest or be paid.

Performance Criteria. The 2010 Plan lists various categories of performance criteria that the Compensation Committee may elect to apply to awards other than options and stock appreciation rights in order to qualify such awards as "qualified performance-based compensation" that are exempt from the deduction limit of Section 162(m) of the Code. As to any award, the Compensation Committee may elect to apply any one or any combination of the following measures at the Company level or, if the Compensation Committee so determines, at a subsidiary, branch or divisional level:

Net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholder equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer)); strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); cost per available seat mile; revenue per available seat mile; revenue or cost per revenue seat mile; percentage of flights completed on time; percentage of scheduled flights completed; lost passenger baggage per passenger or per seat mile; aircraft utilization; revenue per employee; and implementation, completion or attainment of measurable objectives with respect to commercialization, projects, service volume levels, acquisitions and divestitures; transactions; and recruiting and maintaining personnel.

Award Limitations. Subject to adjustment for a Recapitalization, no 2010 Plan participant may be granted: (i) options or stock appreciation rights during any rolling 36-month period with respect to more than 1,000,000 shares of Common Stock; or (ii) in the case of restricted stock, restricted stock units, other share-based awards or performance awards that are denominated in shares of Common Stock and are intended to qualify as "qualified performance based compensation" under Code Section 162(m), more than 500,000 shares of Common Stock in any rolling 36-month period (the "Limitations"). Additionally, the maximum dollar value payable in cash to any participant in any rolling 12-month period with respect to performance awards that are intended to qualify as "qualified performance based compensation" under Code Section 162(m) is $5,000,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

Adjustments upon Change in Control. In the event of a merger or other transaction that results in a "change in control" with respect to the Company, including the sale of all or substantially all of our assets, unless otherwise provided in the applicable award agreement, all outstanding awards shall vest and be exercisable if the successor corporation assumes or substitutes an equivalent award for each outstanding award and the participant's employment terminates without "cause" or for "good reason" (as defined in the award agreement) within 24 months of such change in control. Unless determined otherwise by the Compensation Committee, any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to shares that would not otherwise have been vested and exercisable, and the Compensation Committee may elect to terminate and cash-out such options and stock appreciation rights for their intrinsic value at the time of the change in control.

Nontransferability of Awards. No awards under the 2010 Plan, and no shares subject to awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, are transferable other than by will or the laws of descent and distribution, and an award may be exercised during the participant's lifetime only by the participant or the participant's estate, guardian or legal representative, except that the Compensation Committee may provide in an award agreement that a participant may transfer an award to certain family members, family trusts, or other family-owned entities, or for charitable donations under such terms and conditions determined by the Compensation Committee.

Amendment and Termination. The Board may, from time to time, alter, amend, suspend or terminate the 2010 Plan. No grants may be made under the 2010 Plan following the date of termination, although grants made prior to that date may remain outstanding following the termination of the 2010 Plan until their scheduled expiration date.

Certain Federal Income Tax Consequences

Tax Consequences to Participants

The following is a brief summary of certain United States federal income tax consequences relating to awards under the 2010 Plan. This summary is not intended to be complete and does not describe state, local, foreign, or other tax consequences. The tax information summarized is not tax advice.

Nonqualified Stock Options ("NSOs"). In general, (i) no income will be recognized by an optionee at the time an NSO is granted; (ii) at the time of exercise of an NSO, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares of Common Stock and the fair market value of the shares, on the date of exercise; and (iii) at the time of sale of shares of Common Stock acquired pursuant to the exercise of an NSO, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on whether the shares have been held for more than one year.

Incentive Stock Options ("ISOs"). No income will be recognized by an optionee upon the grant of an ISO. In general, no income will be recognized upon the exercise of an ISO for regular income tax purposes. However, the difference between the option price paid and the fair market value of the shares at exercise may constitute a preference item subject to or triggering alternative minimum tax. If shares of Common Stock are issued to the optionee pursuant to the exercise of an ISO, and if no sale, transfer by gift or other disqualifying disposition of such shares is made by such optionee within two years after the date of the grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of Common Stock acquired upon the timely exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Stock Appreciation Rights. No income will be recognized by a participant in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any shares of Common Stock or other property received on the exercise.

Restricted Stock. The recipient of restricted shares of Common Stock generally will not be subject to tax until the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code (the "Restrictions"). At such time, the recipient will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of issuance of the shares will have taxable ordinary income on the date of issuance of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such shares of restricted stock. Any appreciation (or depreciation) realized upon a later disposition of such shares will be treated as long-term or short-term capital gain (or loss) depending upon whether the shares have been held for more than one year. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Restricted Stock Units. Generally, no income will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award generally will be subject to tax at ordinary income rates on any cash received and the fair market value of any unrestricted shares of Common Stock or other property on the date that such amounts are transferred to the participant under the award (reduced by any amount paid by the participant for such restricted stock units).

Performance Awards. Generally, no income will be recognized upon the grant of a performance award. Upon payment in respect of a performance award, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of Common Stock or other property received.

Tax Consequences to the Company

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the amount (i) meets the test of reasonableness, (ii) is an ordinary and necessary business expense, (iii) is not an "excess parachute payment" within the meaning of Section 280G of the Code, and (iv) is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Value of Benefits

The Company is unable to determine the amount of benefits that may be received by participants under the 2010 Plan, as grants of awards are discretionary with the Compensation Committee.

APPENDIX B
TO
PROXY STATEMENT

SkyWest Inc. 2010 Long-Term Incentive Plan

SkyWest, Inc. (the "Company"), a Utah corporation, hereby establishes and adopts the following SkyWest, Inc. 2010 Long-Term Incentive Plan (the "Plan").

1. **PURPOSE OF THE PLAN**

The purpose of the Plan is to assist the Company and its Subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors who are expected to contribute to the Company's success and to achieve long-term objectives that will benefit stockholders of the Company through the additional incentives inherent in the Awards hereunder.

2. **DEFINITIONS**

2.1. "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. "*Award Agreement*" shall mean any agreement, contract or other instrument or document evidencing any Award hereunder, whether in writing or through an electronic medium.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. "*Committee*" shall mean the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder. The Committee shall consist of no fewer than two Directors, each of whom is: (i) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act; (ii) an "outside director" within the meaning of Section 162(m) of the Code; and (iii) an "independent director" for purpose of the rules of the applicable Securities Exchange on which the Shares are traded, to the extent required by such rules.

2.6. "*Consultant*" shall mean any consultant or advisor who is a natural person and who provides services to the Company or any Subsidiary, so long as such person: (i) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction; (ii) does not directly or indirectly promote or maintain a market for the Company's securities; and (iii) otherwise qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares of stock on a Form S-8 registration statement.

2.7. "*Covered Employee*" shall mean an employee of the Company or its Subsidiaries who is a "covered employee" within the meaning of Section 162(m) of the Code.

2.8. "*Director*" shall mean a non-employee member of the Board.

2.9. "*Dividend Equivalents*" shall have the meaning set forth in Section 12.5.

2.10. "*Employee*" shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person becoming an employee of the Company or any Subsidiary.

2.11. "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

2.12. "*Fair Market Value*" shall mean, with respect to Shares as of any date: (i) the closing price of the Shares as reported on the Securities Exchange on which the Shares are listed and traded on such date, or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported; (ii) if the Shares are not listed on any Securities Exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are neither listed on a Securities Exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

2.13. "*Incentive Stock Option*" shall mean an Option which when granted is intended to qualify as an incentive stock option for purposes of Section 422 of the Code.

2.14. "*Limitations*" shall have the meaning set forth in Section 10.5.

2.15. "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.16. "*Other Share-Based Award*" shall have the meaning set forth in Section 8.1.

2.17. "*Participant*" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.18. "*Payee*" shall have the meaning set forth in Section 13.2.

2.19. "*Performance Award*" shall mean any Award of Performance Cash, Performance Shares or Performance Units granted pursuant to Article 9.

2.20. "*Performance Cash*" shall mean any cash incentives granted pursuant to Article 9 payable to the Participant upon the achievement of such performance goals as the Committee shall establish.

2.21. "*Performance Period*" shall mean the period established by the Committee during which any performance goals specified by the Committee with respect to a Performance Award are to be measured.

2.22. "*Performance Share*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish.

2.23. "*Performance Unit*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated amount of cash or property other than Shares, which value may be paid to the Participant upon achievement of such performance goals during the Performance Period as the Committee shall establish.

2.24. "*Permitted Assignee*" shall have the meaning set forth in Section 12.3.

2.25. "*Plan*" shall mean the SkyWest, Inc. 2010 Long-Term Incentive Plan as set forth herein, and as subsequently amended from time to time.

2.26. "*Prior Plans*" shall mean, collectively, the Company's 2006 Long-Term Incentive Plan and the Company's prior Executive Stock Incentive Plan and Allshare Stock Option Plan.

2.27. "*Restricted Stock*" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.28. "*Restricted Stock Award*" shall have the meaning set forth in Section 7.1.

2.29 "*Restricted Stock Unit*" means an Award that is valued by reference to a Share, which value may be paid to the Participant in Shares or cash as determined by the Committee in its sole discretion upon the satisfaction of vesting restrictions as the Committee may establish, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.30 "*Restricted Stock Unit Award*" shall have the meaning set forth in Section 7.1.

2.31. "*Securities Exchange*" means the principal U.S. national securities exchange on which the Shares are listed and traded on the date in question. As of the date hereof, the applicable Securities Exchange is The NASDAQ Global Select Market.

2.32. "*Shares*" shall mean the shares of common stock, no par value, of the Company.

2.33. "*Stock Appreciation Right*" shall mean the right granted to a Participant pursuant to Article 6.

2.34. "*Subsidiary*" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the relevant time each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.35. "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for: (i) awards previously granted by an entity (other than the Company or a Subsidiary) that is acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines; or (ii) the right or obligation of any entity acquired by the Company or acquired by any Subsidiary, or with which the Company or any Subsidiary combines, to make future awards.

2.36. "*Vesting Period*" shall mean the period of time specified by the Committee during which vesting restrictions for an Award are applicable.

3. SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.*

(a) Subject to adjustment as provided in Section 12.2, a total of 5,150,000 Shares shall be authorized for grant under the Plan, decreased by one (1) Share for every one (1) Share that was subject to an option or stock appreciation right granted under the Prior Plans after December 31, 2009 and one and sixty-five one hundredths (1.65) Shares for every one (1) Share that was subject to an award (other than an option or stock appreciation right) granted under the Prior Plans after December 31, 2009, and increased by Shares covered by awards granted under the Prior Plans that again become available for grant pursuant to Section 3.1(b). Shares shall be counted as used as of the applicable grant date. Any Shares that are subject to Options or Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Share granted, and any Shares that are subject to Awards other than Options or Stock Appreciation Rights shall be counted against this limit as one and sixty-five one-hundredths (1.65) Shares for every one (1) Share granted. After the effective date of the Plan as provided in Section 13.13, no further awards shall be granted under any Prior Plan.

(b) If (i) any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), or (ii) after December 31, 2009 any Shares subject to an award under the Prior Plans are forfeited, an award under Prior Plans expires, or an award under the Prior Plans is settled for cash (in whole or in part), the Shares subject to such Award or award under the Prior Plans shall, to the extent of such forfeiture, expiration or cash settlement, again be available for Awards under the Plan, in accordance with Section 3.1(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or an option granted under the Prior Plans, or to satisfy any tax withholding obligation with respect to an Award or an award granted under the Prior Plans; (ii) Shares subject to a Stock Appreciation Right or a stock appreciation right granted under the Prior Plans that are not issued in connection with its stock settlement on exercise thereof; and (iii) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or options granted under the Prior Plans.

(c) Substitute Awards shall not reduce the Shares authorized for grant under the Plan or the applicable Limitations applicable to a Participant under Section 10.5, nor shall Shares subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, expiration or cash settlement as provided in paragraph (b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under Section 3.1(a) of the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

(d) Any Shares that again become available for grant pursuant to Section 3.1(b) shall be added back as: (i) one (1) Share if such Shares were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans; and (ii) as one and sixty-five one-hundredths (1.65) Shares if such Shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan or awards other than options or stock appreciation rights granted under the Prior Plans.

3.2. *Character of Shares.* Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4. **ELIGIBILITY AND ADMINISTRATION**

4.1. *Eligibility.* Any Employee, Director or Consultant shall be eligible to be selected as a Participant.

4.2. *Administration.*

(a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards to be granted to each Participant hereunder; (iii) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent, and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) determine whether any Award, other than an Option or Stock Appreciation Right, will have Dividend Equivalents; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings. Notwithstanding the foregoing, any action or determination by the Committee specifically affecting or relating to a Director on the Committee shall require the prior approval of the Board.

(c) To the extent not inconsistent with applicable law, including Section 162(m) of the Code, or the rules and regulations of the Securities Exchange on which the Shares are traded, the Committee may delegate to a committee of one or more directors of the Company any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards.

5. **OPTIONS**

5.1. *Grant of Options.* Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements.* All Options shall be evidenced by a written Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price.* Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; provided, however, that in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the option price per share shall be no less than 110% of the Fair Market Value of one Share on the date of grant. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's stockholders: (a) lower the option price per Share of an Option after it is granted; (b) cancel an Option in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3); or (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the Securities Exchange on which the Shares are then traded.

5.4. *Option Term.* The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of seven (7) years from the date the Option is granted, except in the event of death or disability; provided, however, that the term of the Option shall not exceed five (5) years from the date the Option is granted in the case of an

Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary.

5.5. *Exercise of Options.*

(a) Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian or legal representative, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b) Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made: (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds); (ii) by tendering previously acquired Shares (either actually or by attestation) valued at their then Fair Market Value; (iii) with the consent of the Committee, by delivery of other consideration having a Fair Market Value on the exercise date equal to the total purchase price; (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option; (v) through any other method specified in an Award Agreement (including same-day sales through a broker); or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(c) Notwithstanding the foregoing, an Award Agreement evidencing an Option may provide that if on the last day of the term of the Option the Fair Market Value of one Share exceeds the option price per Share, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional Share shall be settled in cash.

5.6. *Form of Settlement.* In its sole discretion, the Committee may provide that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities.

5.7. *Incentive Stock Options.* The Committee may grant Incentive Stock Options to any Employee of the Company or any Subsidiary, subject to the requirements of Section 422 of the Code. Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 4,200,000 Shares, subject to adjustment as provided in Section 12.2.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Exercise.* The Committee may provide Stock Appreciation Rights: (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option; (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award; or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2. *Terms and Conditions.* Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of: (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise), over (ii) the grant price of the Stock Appreciation Right.

(b) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(c) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(d) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall: (i) have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2; and (ii) have a term not greater than seven (7) years.

(e) An Award Agreement evidencing a Stock Appreciation Right may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes. Any fractional Share shall be settled in cash.

(f) Without the approval of the Company's stockholders, other than pursuant to Section 12.2, the Committee shall not: (i) reduce the grant price of any Stock Appreciation Right after the date of grant; (ii) cancel any Stock Appreciation Right in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3); or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the Securities Exchange on which the Shares are then traded.

7. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1. *Grants.* Awards of Restricted Stock and of Restricted Stock Units may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Stock Award" or "Restricted Stock Unit Award" respectively), and such Restricted Stock Awards and Restricted Stock Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. Each Restricted Stock Award and Restricted Stock Unit Award shall be subject to vesting restrictions imposed by the Committee covering a period of time specified by the Committee (the "Vesting Period"). The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any

Subsidiary as a condition precedent to the issuance of Restricted Stock Awards or Restricted Stock Unit Awards.

7.2. *Award Agreements.* The terms of any Restricted Stock Award or Restricted Stock Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Stock Awards and Restricted Stock Unit Awards need not be the same with respect to each Participant.

7.3. *Rights of Holders of Restricted Stock and Restricted Stock Units.*

(a) Unless otherwise provided in the applicable Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a stockholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a stockholder, including the right to vote such Shares and the right to receive dividends and other distributions made with respect to such Shares. Except as otherwise provided in an Award Agreement, any Shares or any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as apply to the Restricted Stock under such Restricted Stock Award. Any provision herein to the contrary notwithstanding, unless otherwise provided in the applicable Award Agreement, cash dividends with respect to any Restricted Stock Award and any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award shall be: (i) accumulated subject to restrictions and risk of forfeiture to the same extent as the underlying Restricted Stock with respect to which such cash, Shares or other property has been distributed; and (ii) either (A) paid to the Participant at the time such restrictions and risk of forfeiture lapse or (B) forfeited to the extent the underlying Restricted Stock that is forfeited.

(b) A Participant receiving a Restricted Stock Unit Award shall not possess voting rights or the right to receive any dividends or other distributions with respect to such Award. The applicable Award Agreement may, however, grant the Participant Dividend Equivalencies with respect to Restricted Stock Units.

(c) Notwithstanding the provisions of this Section, cash dividends with respect to any Restricted Stock Award and any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award or the number of Shares covered by a Restricted Stock Unit Award that vests based on achievement of performance goals shall be accumulated, shall be subject to restrictions and risk of forfeiture to the same extent as the Restricted Stock or Restricted Stock Units with respect to which such cash, Shares or other property has been distributed and shall be paid at the time such restrictions and risk of forfeiture lapse.

7.4. *Minimum Vesting Period.* Except as otherwise provided in the applicable Award Agreement or in special circumstances determined by the Committee in its sole discretion, Restricted Stock Awards and Restricted Stock Unit Awards shall have a Vesting Period of not less than: (i) three (3) years from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary; or (ii) one (1) year from date of grant if subject to the achievement of performance objectives.

7.5 *Issuance of Shares.* Any Restricted Stock granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

8. OTHER SHARE-BASED AWARDS

8.1. *Grants.* Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("Other Share-Based Awards"), including deferred stock units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation. Other Share-Based Awards shall be subject to such vesting restrictions as are imposed by the Committee covering a period of time specified by the Committee (the "Vesting Period").

8.2. *Award Agreements.* The terms of Other Share-Based Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. Notwithstanding the provisions of this Section, any cash, Shares or property (other than cash) distributed as a dividend or otherwise with respect to the number of Shares covered by a Other Share-Based Award that vests based on achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Shares covered by the Other Share-Based Award with respect to which such cash, Shares or other property has been distributed.

8.3. *Minimum Vesting Period.* Except as otherwise provided in the applicable Award Agreement or in special circumstances as determined by the Committee in its sole discretion, Other Share-Based Awards shall have a Vesting Period of not less than: (i) three (3) years from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary; or (ii) one (1) year from date of grant if subject to the achievement of performance objectives.

8.4. *Payment.* Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

9. PERFORMANCE AWARDS

9.1. *Grants.* Performance Awards in the form of Performance Cash, Performance Shares or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.2.

9.2. *Award Agreements.* The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement (or, if applicable, in a resolution duly adopted by the Committee) which shall contain provisions determined by the Committee and not inconsistent with the Plan, including whether such Awards shall have Dividend Equivalents. The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than one (1) year nor longer than five (5) years unless the Award is not payable in Shares. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4. *Payment.* Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

10. **CODE SECTION 162(m) PROVISIONS**

10.1. *Application.* Notwithstanding any other provision of the Plan, if the Committee determines at the time a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Award or an Other Share-Based Award is granted to a Participant who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that Sections 10.2 through 10.4 are applicable to such Award. Additionally, the individual limitations set forth in Section 10.5 shall apply to any Award granted under the Plan to a Participant regardless of whether the Participant is or is expected to become a Covered Employee.

10.2. *Performance Criteria.* If the Committee determines that a Restricted Stock Award, a Restricted Stock Unit, a Performance Award or an Other Share-Based Award is intended to be subject to this Section 10.2, the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer)); strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); cost per available seat mile; revenue per available seat mile; revenue or cost per revenue seat mile; percentage of flights completed on time; percentage of scheduled flights completed; lost passenger baggage per passenger or per seat mile; aircraft utilization; revenue per employee; and implementation, completion or attainment of measurable objectives with respect to commercialization, projects, service volume levels, acquisitions and divestitures; transactions; and recruiting and maintaining personnel. Such performance goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude charges related to an event or occurrence which the Committee determines should appropriately be excluded, including: (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges; (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or (c) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, and the regulations thereunder.

10.3. *Adjustments.* Notwithstanding any provision of the Plan (other than Article 11), with respect to any Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Share-Based Award that is subject to Section 10.2, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Participant, a Change in Control, or as otherwise determined by the Committee in special circumstances.

10.4. *Restrictions.* The Committee shall have the power to impose such other restrictions on Awards subject to this Article as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

10.5. *Limitations on Grants to Individual Participants.* Subject to adjustment as provided in Section 12.2, no Participant may: (i) be granted Options or Stock Appreciation Rights during any 36-month period with respect to more than 1,000,000 Shares; and (ii) earn more than 500,000 Shares with respect to Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards and/or Other Share-Based Awards that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in Shares in any 36-month period (collectively, the "Limitations"). In addition to the foregoing, the maximum dollar value that may be earned by any Participant for each 12 months in a Performance Period with respect to Performance Awards that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in cash is $5,000,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitation (or, if denominated in cash, toward the dollar amount in the preceding sentence).

11. **CHANGE IN CONTROL PROVISIONS**

11.1. *Impact on Certain Awards.* Award Agreements may provide that in the event of a Change in Control of the Company (as defined in Section 11.3): (i) Options and Stock Appreciation Rights outstanding as of the date of the Change in Control shall be cancelled and terminated without payment therefor if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option exercise price or Stock Appreciation Right grant price; and (ii) Performance Awards shall be considered to be earned and payable (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control) and any limitations or other restrictions shall lapse and such Performance Awards shall be immediately settled or distributed.

11.2. *Assumption or Substitution of Certain Awards.*

(a) Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control of the Company in which the successor company assumes or provides a substitute award for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and continues the Award), if a Participant's employment with such successor company (or the Company) or a subsidiary thereof terminates within 24 months following such Change in Control (or such other period set forth in the Award Agreement, including prior thereto if applicable) without "cause" or for "good reason" as defined in the Award Agreement or under other circumstances specified in the Award Agreement: (i) Options and Stock Appreciation Rights outstanding as of the date of such termination of employment will immediately vest, become fully exercisable, and may thereafter be exercised for 24 months (or such other longer period of time as is set forth in the applicable Award Agreement); (ii) the restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units outstanding as of the date of such termination of employment shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested; and (iii) the restrictions, limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant. For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award shall be considered assumed or substituted for if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per Share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

(b) Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control of the Company to the extent the successor company does not assume or substitute for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and does not continue the Award), then immediately prior to the Change in Control: (i) those Options and Stock Appreciation Rights outstanding as of the date of the Change in Control that are not assumed or substituted for (or continued) shall immediately vest and become fully exercisable; (ii) all restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units that are not assumed or substituted for (or continued) shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested; and (iii) the restrictions, other limitations and other conditions applicable to any Other Share-Based Awards or any other Awards that are not assumed or substituted for (or continued) shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant.

(c) The Committee, in its discretion, may determine that, upon the occurrence of a Change in Control of the Company, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change in Control over the exercise price per Share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine.

11.3. *Change in Control.* For purposes of the Plan, unless otherwise provided in an Award Agreement, Change in Control means the occurrence of any one of the following events:

(a) During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(b) Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); *provided, however*, that the event described in this paragraph (b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (i) by the Company or any Subsidiary; (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities; (iv) pursuant to a Non-Qualifying Transaction, as defined in paragraph (c); or (v) by any person of Voting Securities from the Company, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 50% or more of Company Voting Securities by such person;

(c) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "Non-Qualifying Transaction"); or

(d) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of 50% or more of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; *provided, that* if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

12. **GENERALLY APPLICABLE PROVISIONS**

12.1. *Amendment and Termination of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including the rules and regulations of the Securities Exchange on which the Shares are then traded; provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act; and further provided that the Board may not, without the approval of the Company's stockholders (to the extent stockholder approval is required by the Code or other applicable law), amend the Plan to: (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2); (b) expand the types of awards available under the Plan; (c) materially expand the class of persons eligible to participate in the Plan; (d) amend Section 5.3 or Section 6.2(f) to eliminate the requirements relating to minimum exercise price, minimum grant price and stockholder approval; (e) increase the maximum permissible term of any Option specified by Section 5.4 or the maximum permissible term of a Stock Appreciation Right specified by Section 6.2(d); or (f) increase the Limitations. The Board may not, without the approval of the Company's stockholders, cancel an Option or Stock Appreciation Right in exchange for cash or take any action with respect to an Option or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the Securities Exchange on which the Shares are then traded, including a reduction of the exercise price of an Option or the grant price of a Stock Appreciation Right or the exchange of an Option or Stock Appreciation Right for cash or another Award. In addition, no amendments to, or termination of, the Plan shall impair the rights of a Participant in any material respect under any Award previously granted without such Participant's consent.

12.2. *Adjustments.* In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the Limitations, the maximum number of Shares that may be issued pursuant to Incentive Stock Options and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate; provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.3. *Transferability of Awards.* Except as provided below, no Award and no Shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. To the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (each transferee thereof, a "Permitted Assignee") to: (i) the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings; (ii) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (i); (iii) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (i) are the only partners, members or shareholders; or (iv) for charitable donations; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any transfer permitted under this Section.

12.4. *Termination of Employment or Services.* The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.5. *Deferral; Dividend Equivalents.* The Committee in its sole discretion shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award other than an Option or Stock Appreciation Right may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, amounts equivalent to cash, stock or other property dividends on Shares ("Dividend Equivalents") with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion. The Committee may provide that the Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested and may provide that the Dividend Equivalents are subject to the same vesting or performance conditions as the underlying Award. Notwithstanding the foregoing, Dividend Equivalents distributed in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Award with respect to which such cash, stock or other property has been distributed.

13. **MISCELLANEOUS**

13.1. *Award Agreements.* Each Award Agreement shall either be: (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf; or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

13.2. *Tax Withholding.* The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) (any such person, a "Payee") net of any applicable federal, state and local taxes required to be paid or withheld as a result of: (a) the grant of any Award; (b) the exercise of an Option or Stock Appreciation Right; (c) the delivery of Shares or cash; (d) the lapse of any restrictions in connection with any Award; or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the Participant's minimum required tax withholding rate or such other rate that will not cause an adverse accounting consequence or cost) otherwise deliverable in connection with the Award.

13.3. *Right of Discharge Reserved; Claims to Awards.* Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason "at will." Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

13.4. *Substitute Awards.* Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.5. *Cancellation of Award; Forfeiture of Gain.* Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that the Award shall be canceled if the Participant, without the consent of the Company, while employed by or providing services to the Company or any Subsidiary or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary (including conduct contributing to any financial restatements or financial irregularities), as determined by the Committee in its sole discretion. The Committee may provide in an Award Agreement that if within the time period specified in the Agreement the Participant establishes a relationship with a competitor or engages in an activity referred to in the preceding sentence, the Participant will forfeit any gain realized on the vesting or exercise of the Award and must repay such gain to the Company.

13.6. *Stop Transfer Orders.* All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the U.S. Securities and Exchange Commission ("SEC"), any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.7. *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

13.8. *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.9. *Severability.* The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall: (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect; and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.10. *Construction.* As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

13.11. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.12. *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Utah, without reference to principles of conflict of laws, and construed accordingly.

13.13. *Effective Date of Plan; Termination of Plan.* The Plan shall be effective on the date of the approval of the Plan by the holders of a majority of the shares entitled to vote at a duly constituted meeting of the stockholders of the Company at which a quorum is present. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth (10th) anniversary of the effective date of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.14. *Foreign Employees and Consultants.* Awards may be granted to Participants who are foreign nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country.

13.15. *Compliance with Section 409A of the Code.* This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

13.16 *No Registration Rights; No Right to Settle in Cash.* The Company has no obligation to register with any governmental body or organization (including, without limitation, the SEC) any of: (a) the offer or issuance of any Award; (b) any Shares issuable upon the exercise of any Award; or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of: (i) any offer or issuance of any Award; (ii) any Shares issuable upon exercise of any Award; or (iii) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization (including, without limitation, the SEC), the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

13.17. *Captions.* The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

OFFICERS AND DIRECTORS

OFFICERS - SKYWEST, INC. AND SUBSIDIARIES

Jerry C. Atkin
Elected Chairman of the Board, 1991
Chief Executive Officer since 1975

Bradford R. Rich
President
Previously Executive Vice President and
Chief Financial Officer

Michael J. Kraupp
Chief Financial Officer and Treasurer
Previously Vice President Finance and Treasurer,
Vice President – Controller

Eric J. Woodward
Chief Accounting Officer
Previously Vice President – Controller

James B. Jensen
Vice President – Information Technology
Previously Sr. Director Information Technology

OFFICERS OF SKYWEST AIRLINES, INC.

Russell A. Childs
President and Chief Operating Officer
Previously Vice President – Controller and
Sr. Director – Controller

James K. Boyd
Vice President – Customer Service
Previously Director of Stations and Station
Manager

Bill Dykes
Vice President – Maintenance
Previously Director of Maintenance

Sonya Wolford
Vice President – Inflight
Previously Sr. Director – Inflight

Lori Hunt
Vice President – People
Previously Director – Delta Connection and
Regional Director Customer Service

Michael Thompson
Vice President – Market Development
Previously Operations Analyst

Klen Brooks
Vice President – Flight Operations
Previously Director Flight Operations and
Chief Pilot

Wade J. Steel
Vice President – Controller
Previously Director of Financial Planning and
Analysis

OFFICERS – EXPRESSJET AIRLINES, INC.

Bradford R. Holt
President and Chief Operating Officer
Previously Vice President – Flight
Operations for SkyWest Airlines, Inc.

Brad Sheehan
Vice President – Flight Operations
Previously Director of Safety

Ken Ashworth
Vice President – Maintenance and Engineering
Previously Director of Maintenance
for SkyWest Airlines, Inc.

Kevin Wade
Vice President – Controller
Previously, Vice President Administration &
Resources, Director of Finance

Brandee Reynolds
Vice President – Inflight Services
Previously Director of Inflight Operations
Director of Labor Contract Administration

Terry Vais
Vice President – Customer Care
Previously LAX Hub Director for SkyWest
Airlines

Cathy Harris
Vice President – People
Previously Senior Director of Human Resources,
Senior Director of Strategic Development and
Operational Planning

BOARD OF DIRECTORS

Jerry C. Atkin
Chairman of the Board of Directors
Elected Chairman 1991
Chief Executive Officer of SkyWest, Inc.
Member of the Board since 1974

J. Ralph Atkin
Attorney-at-Law
Founder of SkyWest, Inc.
Member Safety & Compliance Committee
Member of the Board since 1972

Steven F. Udvar-Hazy
Chairman and CEO Air Lease Corporation
Board Lead Director
Chairman Nominating & Corp Governance
Member Compensation Committee
Member Safety & Compliance Committee
Member of the Board since 1986

Robert G. Sarver
Chairman and Chief Executive Officer
Western Alliance Bancorporation
Member Audit & Finance Committee
Member Nominating & Corp Governance
Member of the Board since 2000

BOARD OF DIRECTORS CONTINUED

Henry J. Eyring
Advancement VP
Brigham Young University – Idaho
Chairman Compensation Committee
Member Audit & Finance Committee
Member of the Board since 2006
(Also served from 1995-2003)

Margaret S. (Peg) Billson
President and CEO BBA Aviation's Aftermarket Services
Chairman Safety & Compliance Committee
Member Compensation Committee
Member Nominating & Corp Governance
Member of the Board since 2006

James L. Welch
CEO YRC Worldwide Inc.
Member Audit & Finance Committee
Member Nominating & Corp Governance
Member Compensation Committee
Member of the Board since 2007

W. Steve Albrecht
Andersen Alumni Professor Brigham Young University
Chairman Audit & Finance Committee
Member Safety & Compliance Committee
Member of the Board since 2012
(Also served from 2003-2009)

Ronald J. Mittelstaedt
Chairman, President and CEO Waste Connections, Inc.
Member Compensation Committee
Member of the Board since 2013

Keith E. Smith
President & CEO Boyd Gaming
Member Audit &Finance Committee
Member of the Board since 2013

CORPORATE INFORMATION

Stock Information
NASDAQ Stock Symbol: SKYW

Registrar and Transfer Agent
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, UT 84130

Independent Public Accountants
Ernst & Young LLP
178 South Rio Grande Street, Suite 400
Salt Lake City, UT 84101

Corporate Headquarters
SkyWest, Inc.
444 South River Road
St. George, UT 84790
Tel: (435) 634-3000
www.inc.skywest.com


SkyWest AIRLINES®
EXPRESSJET™
inc.skywest.com